# Investing in Your Future | ANNUAL REPORT 2006

FirstMerit Corporation is a diversified financial services company headquartered in Akron, Ohio, with assets of $10.3 billion as of December 31, 2006, and 161 banking offices and 176 ATMs in 25 Ohio and Western Pennsylvania counties. FirstMerit provides a complete range of banking and other financial services to consumers and businesses through its core operations. Principal wholly-owned subsidiaries include: FirstMerit Bank, N.A., FirstMerit Mortgage Corporation, FirstMerit Title Agency, Ltd., and FirstMerit Community Development Corporation.

# 2006: A year of positive change

While change came in many different forms, FirstMerit never lost sight of our goal of getting closer to our customers. We never overlooked the significance of investing in their future, as well as making the necessary changes that would invest in the future of our bank.

Investing in the future means working closely with our customers – throughout their entire lifetime – to offer a wealth of financial guidance, tools and, most of all, respect. We demonstrate this respect by providing banking with a personal touch. One that allows FirstMerit to listen and understand individual needs and then, through our service, offer a continual dialogue – a friendly ongoing invitation to do business with us.

As FirstMerit changed to meet the evolving needs of our customers in 2006, we continued to offer product depth across all segments – commercial, small business, wealth, investments and retail. And, we relied on only the best personal bankers to ensure that all of our customers have nothing short of a superior banking experience.

# Financial highlights

FirstMerit Corporation and Subsidiaries

| | Years ended December 31, (Dollars in thousands except per share data) | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| RESULTS OF OPERATIONS | | | | | |
| Interest income | $ 603,821 | 541,446 | 497,395 | 567,269 | 648,013 |
| Conversion to fully-tax equivalent | 2,919 | 2,621 | 2,712 | 2,584 | 3,359 |
| Interest income* | 606,740 | 544,067 | 500,107 | 569,853 | 651,372 |
| Interest expense | 263,468 | 192,451 | 146,590 | 173,656 | 226,417 |
| Net interest income* | 343,272 | 351,616 | 353,517 | 396,197 | 424,955 |
| Provision for loan losses | 76,112 | 43,820 | 73,923 | 102,273 | 97,923 |
| Net interest income after provision for loan losses* | 267,160 | 307,796 | 279,594 | 293,924 | 327,032 |
| Other income | 195,148 | 190,466 | 174,285 | 198,323 | 179,564 |
| Other expenses | 328,087 | 313,508 | 311,929 | 315,067 | 280,897 |
| Income before federal income taxes* | 134,241 | 184,754 | 141,950 | 177,180 | 225,699 |
| Federal income taxes | 36,376 | 51,650 | 36,024 | 52,939 | 67,974 |
| Fully-tax equivalent adjustment | 2,919 | 2,621 | 2,712 | 2,584 | 3,359 |
| Federal income taxes* | 39,295 | 54,271 | 38,736 | 55,523 | 71,333 |
| Income before cumulative effect of change in accounting principle | 94,946 | 130,483 | 103,214 | 121,657 | 154,366 |
| Cumulative effect of change in accounting principle, net of taxes | - | - | - | (688) | - |
| Net income | $ 94,946 | 130,483 | 103,214 | 120,969 | 154,366 |
| Per share: | | | | | |
| Income before cumulative effect of change in accounting principle | $ 1.18 | 1.56 | 1.22 | 1.44 | 1.82 |
| Cumulative effect of change in accounting principle, net of taxes | - | - | - | (0.01) | - |
| Basic net income | $ 1.18 | 1.56 | 1.22 | 1.43 | 1.82 |
| Diluted net income | $ 1.18 | 1.56 | 1.21 | 1.42 | 1.81 |
| Cash dividends | $ 1.14 | 1.10 | 1.06 | 1.02 | 0.98 |
| PERFORMANCE RATIOS | | | | | |
| Return on total assets ("ROA") | 0.94% | 1.27% | 1.00% | 1.14% | 1.48% |
| Return on common shareholders' equity ("ROE") | 10.67% | 13.50% | 10.49% | 12.40% | 16.31% |
| Net interest margin – tax-equivalent basis | 3.71% | 3.73% | 3.71% | 4.02% | 4.39% |
| Efficiency ratio | 60.77% | 57.88% | 58.60% | 53.35% | 46.98% |
| Book value per common share | $11.11 | $11.39 | $11.66 | $11.65 | $11.41 |
| Average shareholders' equity to total average assets | 8.79% | 9.42% | 9.53% | 9.21% | 9.10% |
| Dividend payout ratio | 96.61% | 70.51% | 87.60% | 71.83% | 54.14% |
| BALANCE SHEET DATA | | | | | |
| Total assets (at year end) | $ 10,298,702 | 10,161,317 | 10,122,627 | 10,479,729 | 10,695,362 |
| Long-term debt (at year end) | 213,821 | 300,663 | 299,743 | 295,559 | 554,736 |
| Daily averages: | | | | | |
| Total assets | $ 10,130,015 | 10,264,429 | 10,318,305 | 10,597,554 | 10,411,192 |
| Earning assets | 9,261,292 | 9,434,664 | 9,515,958 | 9,844,214 | 9,685,381 |
| Deposits and other funds | 9,072,820 | 9,139,578 | 9,195,730 | 9,440,357 | 9,287,869 |
| Shareholders' equity | 889,929 | 966,726 | 983,529 | 976,423 | 947,592 |

*Fully tax-equivalent basis

# Letter
## to the shareholders

It is my great pleasure to write this first shareholder letter to you.

Nine months ago I accepted the Board's offer to become FirstMerit's Chief Executive Officer. I did so because of our Company's considerable strengths and my belief in the exciting opportunity ahead of us. I believe we have the foundation in place to build a premiere super community bank.

**Our strengths:** FirstMerit offers an impressive and vast network of branches conveniently located throughout Northeast Ohio and into Western Pennsylvania. Within this footprint is a dominant share of market that offers vast profitability potential. Through this network, we provide an array of financial services and products that compete well with both the larger national and smaller local financial institutions. And at the foundation is a wealth of professional and talented bankers trained to provide high-quality customer service.



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**Dividend Growth**
Dividends Per Share

**Our opportunities:** By successfully building on these considerable strengths, we have tremendous opportunity to generate attractive earnings, build the value of our franchise and grow shareholder value. We will do so by focusing on the key attributes of a premiere super community bank: superior service, convenient delivery, a wide array of financial services and deep relationships with our clients.

We reported 2006 net income of $94.9 million, or $1.18 of earnings per share. We will discuss the details of our results later in these reports. But I want you to know that this performance was unacceptable. This letter to you, our valued shareholder, will discuss the actions we have taken over the past few months to leverage our strengths and to take advantage of our opportunities to improve our financial performance – and the philosophy behind those decisions.

In 2006, we reorganized senior management to more closely align their roles with growing revenue and managing credit risk more effectively. We conducted a thorough internal and external review of our lending practices as part of our



*Paul G. Greig*
*Chairman, President and CEO*

commitment to improve and maintain credit quality at peer levels. Also, we instituted a strong focus on expense management throughout the Company, uncovering $12 million of savings from our 2007 cost base that we will reinvest into revenue growth opportunities.

## Convenience and Service

A major change in 2006 to improve customer service at each of our 161 branches was to appoint a branch manager for each location. This may have been the easiest decision to make and the most dramatic for improving customer service. Adding branch managers now gives our branch customers direct and more immediate access to decision makers. Our commercial customers already enjoy a relationship with our regional presidents. This high-touch connection with our customers sets us apart from competing institutions.

Providing superior customer service has been a long-standing commitment of FirstMerit. I am pleased to tell you that in 2006, survey results from leading industry consultants on our retail and commercial segments yet again acknowledged our dedication to pleasing our customers. We expect to improve our retention of customer relationships and to maintain and strengthen our reputation for service such that our customers reward our performance by referring new customer relationships to us.

## Effective and Efficient Structure

Each FirstMerit employee is responsible for his or her individual performance. In 2006, we removed a layer of management between myself and the revenue producers, inserting a higher level of accountability. Each employee now knows exactly what he or she must do to drive improved performance, whether at the branches through profit and loss statements, or within our three business segments: commercial, retail and wealth. All our support areas are aware of their roles in assisting revenue producers and managing expenses.

Our eight regional presidents are FirstMerit's face to the community. These leaders average 25-plus years of banking experience and have deep community ties. This past year we streamlined their roles. They now report directly to their commercial banking leader with renewed focus and responsibility for growing commercial business relationships.

We continue to develop a strong infrastructure by aligning our mortgage banking business with our retail segment and promoting more sales at our branches. Incentives are aligned throughout the corporation for profitability and improved credit performance along with an intense focus on cross selling.

## Fortified Balance Sheet

FirstMerit has a solid history of paying dividends. We know the importance our shareholders place on the payment. The strategy that we are pursuing will improve our financial performance, produce consistent and quality earnings, and generate capital that can be used to continue to support our dividend payout policy.

Our highest priority with respect to improving financial performance is to improve credit quality. Over the past few years, the Company's credit costs have been too high and our financial results have suffered. In 2003, FirstMerit changed many of our credit underwriting procedures and the quality of the new methodology has been endorsed recently by third-party reviews. The primary source of the Company's current credit quality issues are from past credit decisions. In 2006, we made the decision that these legacy credits should be immediately dealt with to ensure that we improve our asset quality and remove a drag on our future earnings.

As part of an extensive review, we identified $81 million of problem assets that we placed into a held-for-sale category and built additional reserves to strengthen our balance sheet. Those loans are expected to be sold during the first quarter of 2007. We also took the following actions:

1) Extensive internal and external reviews of our credit processes and controls
2) A structural realignment demanding enhanced engagement from senior management on all credit issues
3) Incorporating greater accountability for credit review throughout the organization

## Reinforcing a Culture Based on Being the Premiere Super Community Bank

Your Company already has a solid infrastructure, solid market positions throughout Northeast Ohio, products and services second to none, and a strong group of professionals eager to serve their customers. With this strong base and the changes that have been made, we are heading into 2007 with many of the pieces in place to grow your Company into a more profitable institution. Over the past few years, we recruited many excellent and experienced bankers capable to drive the performance of FirstMerit to higher levels.

A common theme from the changes we made is an increased level of accountability throughout the bank. This is a sweeping transformation that increases the responsibility of every employee to do what is right for our customers and positively impact our bottom line. And many of the changes described in this letter empower our employees, leading to more opportunities to serve our customers and to anticipate and meet their needs. A new level of empowerment also boosts morale within the Company, while providing our customers higher service quality from an energized and motivated team of professionals. Accountable and empowered employees will also generate a faster response time on customer requests. A key advantage we hold over our competitors is the access we provide our valued customers to true decision makers.

There is a heightened sense of urgency today in our Company. Our bankers understand the need to balance our sales and marketing excellence with a focus on improving credit quality. This new level of accountability in our organization does not accept excuses for missing goals, and our imperative for improved credit will not counter our demand for growth.

I am excited to work with our Board of Directors to ensure our strategies and practices continue to place our shareholders' interests at the forefront. Every decision we evaluate, every action we take and every dollar we invest will be based on increasing the value of your long-term investment in FirstMerit.

## Overview of Financial Performance

| | |
|---|---|
| Return on Average Common Equity: | 10.67% |
| Return on Average Assets: | 0.94% |
| Fully Diluted Earnings Per Share (EPS): | $1.18 |
| Common Stock Dividend: | $1.14 |
| Dividend Yield: | 4.72% |

The beginning stages of change for improving performance and increasing shareholder value have already been put into place. We have taken important steps to increase the profitability of FirstMerit. I wish to thank our retired employees and directors for their service – many of our future achievements will be built on their many contributions. I would like to thank Roger T. Read, a director who is not standing for reelection in 2007, for his dedicated service these past years. I also wish to express best wishes to John R. Cochran who retired this past December as Chairman of FirstMerit after serving 12 years with the Company.

Finally, I wish to thank our 2,900 employees. Everyone in this organization has been given a collective challenge to improve our results. All have adapted to changes, big and small, this year. As we collectively progress on our goal of building a premiere super community bank, the pride they display each day in their work and in their bank will grow. They are each essential to the success I am confident we can achieve by becoming a high performer among financial institutions, winning in our markets and growing the value of your investment in FirstMerit.

Paul C. Greig, Chairman, President and CEO

# Investing in the future of Commercial Business

The year's changes began with a renewed focus and intensity on serving FirstMerit commercial banking clients.

We did so by asking our customers – through **Account Planning Research** methodologies – what they wanted in a commercial banking relationship. They described their ideal bank in the same terms as they use to describe their own business: one that knows and responds to their unique needs and treats the individual and business with respect.

Our customers' responses described the current FirstMerit service philosophy and approach to doing business. It becomes more apparent through the ease at which customers can do business with us and the depth of the relationships that are established. We know and understand our customers, and they know their FirstMerit team on a first-name basis.

Customers describe their ideal bank as one that treats the individual and business with respect.

FirstMerit is dedicated to being a single-source solutions provider. Our commercial bankers recognize the significance of solid recommendations, whether the needs are international, cash management or online banking. This approach and execution continues to be reflected in our 2006 results. The FirstMerit commercial loan portfolio increased **$248 million, or 7.06 percent**. Total deposits/sweep balances also increased **$84 million**, or **3.17 percent**.

FirstMerit is committed to building knowledgeable, responsive relationships with a full array of innovative products and services – showing once again how much we know and understand our commercial banking clients. And we have to, because businesses with sales of more than $3 million often require a singularly unique, yet complex mix of banking services.





# Investing in the future of Small Business

Phrases like "quality products at a fair price," "service with a personal touch," and "doing business like my business" represent values vital to owner-managed businesses.

Ideals that include integrity, respect, flexibility, innovation and simplicity contribute to why **40.4 percent** of small businesses between $100,000 and $3 million in Summit County, **53.6 percent** in Medina County and **34.9 percent** in Wayne County bank with FirstMerit.

To be the bank for "owner-managed businesses," we must reflect these important and distinct beliefs. And FirstMerit does. In fact, we target the small business owner by offering specialized products; such as the **Health Savings Account (HSA)** that's designed to help our customers save for future qualified medical and retiree health expenses on a tax-free basis. So, in essence, we have a transcending product for small business owners, their employees and their families.

FirstMerit offers a transcending product for small business owners, their employees and their families.

This year also marked another record year for SBA guaranteed loans. We ended the fiscal year with **162 loans** for more than **$26.2 million**, plus underwriting **16 type 504 loans**, continuing to help build strong business in Ohio. FirstMerit made **84 loans** valued at **$10.6 million** to minority-owned companies – again reflecting FirstMerit's strong focus on meeting the needs of our local communities.

With owner-managed businesses growing an average of three times faster than larger corporations, FirstMerit's investment in small business is paying off. And, since more than 90 percent of the businesses in FirstMerit's footprint have sales sizes less than $3 million, we have good reason to expect that additional talent and technology will expand our future customer base.

# Investing in the future of Wealth Management

FirstMerit Wealth Management Services helps our clients make the most of their success – tailoring each relationship to be As Individual as You Are®.

We offer a dynamic and disciplined investment philosophy and process – based on a continuous cycle of Planning, Managing, Execution and Service – in conjunction with strong criteria like active daily management, strategic asset allocation and open architecture. This ensures only the highest level of service delivered by one of the most experienced and credentialed professional investment teams in our footprint.

In 2006, FirstMerit expanded our traditional Investment Management and Trust Services to include a premiere investment product: **FirstMerit Select Portfolios**. Partnering with an extraordinary universe of world-class investment managers, FirstMerit developed Select Portfolios for clients who value strategic, rather than transaction-oriented, relationships. An ideal solution to complex investment needs, Select Portfolios help emphasize our ability to customize and personalize investment management decisions to suit individual needs.

## Select Portfolios offer access to world-class investment managers from across the country.

Financial planning remains a core commitment to our clients. Our process is ongoing, thorough, definitive and followed consistently. FirstMerit Advisors have **well-established expertise** in developing comprehensive financial plans that address the full breadth of our clients' needs. Estate plan design, retirement planning, executive compensation strategies and business succession planning are a few of the many services we provide; all with the highest level of integrity, quality and confidentiality our clients have come to expect and deserve.

Private Banking continues to be a driver of our value-added, high-touch business model. Clients genuinely appreciate our outstanding service and our **professional**



# FirstMerit provides high-quality financial consulting right in our customers' own backyards.



**contribution** that helps create the most effective and comprehensive financial solutions available, enabling them to enjoy optimal liquidity and control over their day-to-day financial situation.

What's more, FirstMerit also invested in innovative technology for our Retirement Plan Services unit in 2006. This notable venture bolstered our **leadership position** in this area and amongst financial institutions throughout the region.

Planning in 2006 allowed our retail brokerage platform to launch a new campaign early in 2007 to heighten awareness of the financial advice and services available through FirstMerit Investment Services. This integrated marketing communications campaign, entitled ***The Financial Capital of Your World***, leverages the strong customer relationships of FirstMerit Investment Services, as well as our positioning as a "community bank," to create excitement both internally and externally for our investment services. The campaign informs customers that FirstMerit provides high-quality financial consulting right in their own backyard. This is a theme that permeates much of the FirstMerit story.

As we make an investment in our customers and our community, we are also investing in the very people who serve them – our Financial Consultants. As part of our core strategy in 2007, educating our Consultants on how to create long-term relationships through profiling, financial planning and servicing is critical and a mission that we are committed to. We believe and train on financial planning for a lifetime – not just for a transaction.

What else is in store for Wealth Management in 2007? FirstMerit aims to continue to transform our culture to one that is advice-driven with deeper client relationships resulting in improved retention, a greater share of the wallet through acquisitions and still higher levels of client satisfaction. All the while remaining committed to treating each client uniquely – ***As Individual as You Are®***.



# Investing in the future of Retail

Perhaps nowhere in the bank was there a bigger perceived change in 2006 than in how FirstMerit serves the retail customer.

The adoption of a **new branch manager model** in mid-year not only placed a branch manager in every branch, it gave the branch a new autonomy to serve its customers. Traditionally, we recognized our branches as the retail service center for FirstMerit. That is still true. But, in 2006, we extended the branch's capabilities to offer mortgages and investments, as well as more strongly identify the needs and help small business customers.

Although the branch is still the primary retail service center, customers continue to select the way they want to do business with the bank. Technology, work schedules and lifestyle changes all impact how today's retail customers do their banking, with the Internet being a growing channel.

In 2006, we launched a new web site for enhanced online banking, since the convenience of online banking is extremely important to the FirstMerit customer. The two most important aspects of our web site have always been ease-of-use and safety – both of which have been enhanced with the new site.

## At firstmerit.com, new safety and optimized navigation make secure banking less than two clicks away.

The **new firstmerit.com** features a fresh streamlined appearance with color-coded tabs that make it easy for customers to quickly find their place on the site, including personal, small business and commercial banking, as well as wealth management. In addition to enhancements to the look, feel and navigation of the web site, we added new multi-factor authentication security to FirstMerit online banking for increased security. FirstMerit online banking was already private and secure, but this new measure adds a new, unprecedented level of security. As online threats continue to evolve, we will continue to provide upgrades that negate those threats; creating security for customers is a top priority.

Providing first-class service and the highest financial value for our customers are still the most important things we do. We add value with enhanced products and improved delivery like **FirstMerit WorkPlace Banking.** Customers can save time and money with FirstMerit WorkPlace Banking's exclusive package of financial benefits, offered only in this voluntary program. And there are benefits to the employers who may want to offer the product to their employees.

Investing in the future of retail means we will be differentiating FirstMerit in the market place with accounts and services that are perceived to be the best value. Once new customers open a FirstMerit checking, savings, home equity or mortgage account, the relationship starts. Once they experience our high level of service, they become part of the FirstMerit family.

## Investing in the future of retail means we will be differentiating FirstMerit in the market place.



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# Investing in your future

# 2006 Financial Review

FIRSTMERIT
Corporation

FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308-1103
330-996-6300
www.firstmerit.com

**Performance Graph**

Set forth below is a line graph comparing the yearly percentage change in the cumulative total shareholder return on FirstMerit's Common Stock against the cumulative return of the Nasdaq Banks Index, the Nasdaq Index and the S&P 500 Index for the period of five fiscal years commencing December 31, 2001 and ended December 31, 2006. The graph assumes that the value of the investment in FirstMerit Common Stock and each index was $100 on December 31, 2001 and that all dividends were reinvested.



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Nasdaq Banks(1)
Nasdaq
S&P 500
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| | 2001 | 2002 | 2003 | 2004 | 2005 | 2006 |
|---|---|---|---|---|---|---|
| FMER | 100.00 | 83.05 | 108.62 | 118.83 | 112.61 | 110.09 |
| Nasdaq Banks[1] | 100.00 | 106.93 | 142.23 | 161.60 | 158.50 | 180.35 |
| Nasdaq | 100.00 | 68.78 | 103.69 | 113.16 | 115.57 | 127.56 |
| S&P 500 | 100.00 | 77.95 | 100.27 | 111.15 | 116.59 | 134.96 |

(1) This is an Index of the Center for Research in Security Prices (CRSP®) and includes all companies listed on the Nasdaq Stock Market as companies within the SI codes of 602 and 671, which codes designate commercial banks, bank holding companies and certain other financial institution holding companies.

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION

**Washington, D.C. 20549**

# Form 10-K



☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2006**

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number: 0-10161**

# FirstMerit Corporation

*(Exact name of registrant as specified in its charter)*

| | |
|---|---|
| **Ohio** | **34-1339938** |
| *(State or other jurisdiction of incorporation or organization)* | *(I.R.S. Employer Identification No.)* |
| **III Cascade Plaza, 7th Floor, Akron Ohio** | **44308** |
| *(Address of principal executive offices)* | *(Zip Code)* |

**(330) 996-6300**

*(Registrant's telephone number, including area code)*

**Securities registered pursuant to Section 12(b) of the Exchange Act:**

**COMMON SHARES, NO PAR VALUE**

**Securities registered pursuant to Section 12(g) of the Exchange Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of June 30, 2006, the aggregate market value of the registrant's common stock (the only common equity of the registrant) held by non-affiliates of the registrant was $1,676,421,116 based on the closing sale price as reported on The NASDAQ Stock Market.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

| Class | Outstanding at February 3, 2007 |
|---|---|
| Common Stock, no par value | 80,102,596 shares |

**DOCUMENTS INCORPORATED BY REFERENCE**

| Document | Parts Into Which Incorporated |
|---|---|
| Proxy Statement for the Annual Meeting of Shareholders to be held on April 18, 2007 (Proxy Statement) | Part III |

## PART I

## ITEM 1. BUSINESS

## BUSINESS OF FIRSTMERIT

### Overview

Registrant, FirstMerit Corporation ("FirstMerit" or the "Corporation"), is a $10.3 billion bank holding company organized in 1981 under the laws of the State of Ohio and registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"). FirstMerit's principal business consists of owning and supervising its affiliates. Although FirstMerit directs the overall policies of its affiliates, including lending practices and financial resources, most day-to-day affairs are managed by their respective officers. The principal executive offices of FirstMerit are located at III Cascade Plaza, Akron, Ohio 44308, and its telephone number is (330) 996-6300.

At December 31, 2006, FirstMerit Bank, N.A. ("FirstMerit Bank"), one of the Corporation's principal subsidiaries, operated a network of 161 full service banking offices and 176 automated teller machines. Its offices span a total of 24 counties in Ohio, including Ashland, Ashtabula, Crawford, Cuyahoga, Delaware, Erie, Franklin, Geauga, Holmes, Huron, Knox, Lake, Lorain, Lucas, Madison, Medina, Portage, Richland, Sandusky, Seneca, Stark, Summit, Wayne and Wood Counties, and Lawrence County in Pennsylvania. In its principal market in Northeastern Ohio, FirstMerit serves nearly 500,000 households and businesses in the 16th largest consolidated metropolitan statistical area in the country (which combines the primary metropolitan statistical areas for Cleveland, Lorain/Elyria and Akron, Ohio). FirstMerit and its direct and indirect subsidiaries had approximately 2,755 employees at December 31, 2006.

### Subsidiaries and Operations

Through its affiliates, FirstMerit operates primarily as a regional banking organization, providing a wide range of banking, fiduciary, financial, insurance and investment services to corporate, institutional and individual customers throughout northern and central Ohio, and western Pennsylvania. FirstMerit's banking subsidiary is FirstMerit Bank.

FirstMerit Bank engages in commercial and consumer banking in its respective geographic markets. Commercial and consumer banking generally consists of the acceptance of a variety of demand, savings and time deposits and the granting of commercial and consumer loans for the financing of both real and personal property. As part of its supercommunity banking philosophy, FirstMerit Bank has divided its markets into eight geographic regions designated as follows: Akron, Cleveland, Erie Shores, Central Ohio, Mid-West Old Pheoenix, NorthEast, Columbus and Toledo. This strategy allows FirstMerit Bank to deliver a broad line of financial products and services with a community orientation and a high level of personal service. FirstMerit therefore can offer a wide range of specialized services tailored to specific markets in addition to the full range of customary banking products and services. These services include personal and corporate trust services, personal financial services, cash management services and international banking services.

Other services provided by FirstMerit Bank or its affiliates include automated banking programs, credit and debit cards, rental of safe deposit boxes, letters of credit, leasing, securities brokerage and life insurance products. FirstMerit Bank also operates a trust department, which offers estate and trust services. The majority of its customers is comprised of consumers and small and medium size businesses. FirstMerit Bank is not engaged in lending outside the continental United States and is not dependent upon any one significant customer or specific industry.

FirstMerit's non-banking direct and indirect subsidiaries provide insurance sales services, credit life, credit accident and health insurance, securities brokerage services, equipment lease financing and other financial services.

FirstMerit's principal direct operating subsidiary other than FirstMerit Bank is FirstMerit Community Development Corporation. FirstMerit Community Development Corporation was organized in 1994 to further FirstMerit's efforts in identifying the credit needs of its lending communities and meeting the requirements of the Community Reinvestment Act ("CRA"). Congress enacted the CRA to ensure that financial institutions meet the deposit and credit needs of their communities. Through a community development corporation, financial institutions can fulfill these requirements by nontraditional activities such as acquiring, rehabilitating or investing in real estate in low to moderate income neighborhoods, and promoting the development of small business.

FirstMerit Bank is the parent corporation of 15 wholly-owned subsidiaries. In 1995, FirstMerit Mortgage Corporation ("FirstMerit Mortgage"), which is located in Canton, Ohio, was organized and capitalized. FirstMerit Mortgage originates residential mortgage loans and provides mortgage loan servicing for itself and FirstMerit Bank. In 1993, FirstMerit Credit Services ("FirstMerit Credit Services") and FirstMerit Securities, Inc. ("FirstMerit Securities") were organized. FirstMerit Credit Services formerly conducted business as FirstMerit Leasing and provides lease financing and related services, while FirstMerit Securities offers securities brokerage services to customers of FirstMerit Bank and other FirstMerit subsidiaries.

FirstMerit Bank is the parent corporation of Mobile Consultants, Inc. ("MCI"), which formerly conducted business as a broker and servicer of manufactured housing finance contracts. FirstMerit Bank announced in 2001 that it had ceased making new manufactured housing loan originations through MCI, and in, 2003, FirstMerit Bank sold its remaining portfolio of manufactured housing loans and assigned all related servicing obligations. MCI continues wind up business and to provide servicing for a diminishing pool of contracts issued previously in connection with certain correspondent bank relationships and programs.

FirstMerit Bank is also the parent corporation of FirstMerit Insurance Group, Inc. ("FirstMerit Insurance Group") and FirstMerit Insurance Agency, Inc. ("FirstMerit Insurance Agency"). FirstMerit Insurance Group, a life insurance and financial consulting firm acquired in May 1997, assists in the design and funding of estate plans, corporate succession plans and executive compensation plans. FirstMerit Insurance Agency's license to sell life insurance products and annuities was activated in 1997.

Although FirstMerit is a corporate entity legally separate and distinct from its affiliates, bank holding companies such as FirstMerit, which are subject to the BHCA, are expected to act as a source of financial strength for their subsidiary banks. The principal source of FirstMerit's income is dividends from its subsidiaries. There are certain regulatory restrictions on the extent to which financial institution subsidiaries can pay dividends or otherwise supply funds to FirstMerit.

**Possible Transactions**

FirstMerit considers from time to time possible acquisitions of other financial institutions and financial services companies. FirstMerit also periodically acquires branches and deposits in its principal markets. FirstMerit's strategy for growth includes strengthening market share in its existing markets, expanding into complementary markets and broadening its product offerings.

**Competition**

The financial services industry remains highly competitive. FirstMerit and its subsidiaries compete with other local, regional and national providers of financial services such as other bank holding companies, commercial banks, savings associations, credit unions, consumer and commercial finance companies, equipment leasing companies, brokerage institutions, money market funds and insurance companies. Primary financial institution competitors include National City Bank, Key Bank, Sky Bank, US Bancorp and Fifth Third Bank.

Under the Gramm-Leach-Bliley Act, effective March 11, 2000 ("GLBA"), securities firms and insurance companies that elect to become financial holding companies may acquire banks and other financial institutions. GLBA continues to change the competitive environment in which FirstMerit and its subsidiaries conduct business. The financial services industry is also likely to become more competitive as further technological advances enable more companies to provide financial services. These technological advances may diminish the importance of depository institutions and other financial intermediaries in the transfer of funds between parties.

Mergers between financial institutions within Ohio and in other states have added competitive pressure, which pressure has intensified due to continued growth in interstate banking. FirstMerit competes in its markets by offering high quality personal services at a competitive price.

## PROMPT FILINGS

This report on Form 10-K has been posted on the Corporation's website, *www.firstmerit.com*, on the date of filing with the Securities and Exchange Commission ("SEC"), and the Corporation's intends to post all future filings of its reports on Forms 10-K, 10-Q and 8-K on its website on the date of filing with the SEC in accordance with the prompt notice requirements of the SEC.

## REGULATION AND SUPERVISION

### Introduction

FirstMerit, its national banking subsidiary FirstMerit Bank, and many of its nonbanking subsidiaries are subject to extensive regulation by federal and state agencies. The regulation of bank holding companies and their subsidiaries is intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole and not for the protection of security holders. This regulatory environment, among other things, may restrict FirstMerit's ability to diversify into certain areas of financial services, acquire depository institutions in certain markets and pay dividends on its capital stock. It also may require FirstMerit to provide financial support to its banking subsidiary, maintain capital balances in excess of those desired by management and pay higher deposit insurance premiums as a result of the deterioration in the financial condition of depository institutions in general.

On November 20, 2006, the Company announced that FirstMerit Bank executed a "Stipulation and Consent to the Issuance of a Consent Order," with its primary federal regulator, the Office of the Comptroller of the Currency ("OCC"), consenting to the issuance of a Consent Order by the OCC. Statements in this report concerning statutory or regulatory provisions or their impact on the Company and its operations are not intended to be comprehensive and are qualified by reference to such statutory or regulatory provisions and, to the extent applicable, to our formal written agreement with the OCC.

### Regulatory Agencies

*Bank Holding Company.* FirstMerit, as a bank holding company, is subject to regulation under the BHCA and to inspection, examination and supervision by the Board of Governors of the Federal Reserve System ("Federal Reserve Board") under the BHCA.

*Subsidiary Bank.* FirstMerit Bank is subject to regulation and examination primarily by the OCC and secondarily by the Federal Deposit Insurance Corporation ("FDIC").

*Nonbank Subsidiaries.* Many of FirstMerit's nonbank subsidiaries also are subject to regulation by the Federal Reserve Board and other applicable federal and state agencies. FirstMerit's brokerage subsidiary is regulated by the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and state securities regulators. FirstMerit's insurance subsidiaries are subject to regulation by applicable state insurance regulatory agencies. Other nonbank subsidiaries of FirstMerit are subject to the laws and regulations of both the federal government and the various states in which they conduct business.

*Securities and Exchange Commission and Nasdaq.* FirstMerit is also under the jurisdiction of the SEC and certain state securities commissions for matters relating to the offering and sale of its securities. FirstMerit is subject to disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as administered by the SEC. FirstMerit is listed on The NASDAQ Stock Market LLC ("NASDQ") under the trading symbol "FMER," and is subject to the rules of NASDQ.

### Bank Holding Company Activities

The BHCA requires prior approval by the Federal Reserve Board for a bank holding company to acquire more than a 5% interest in any bank. Factors taken into consideration in making such a determination include the effect of the acquisition on competition, the public benefits expected to be received from the acquisition, the projected capital ratios and levels on a post-acquisition basis, and the acquiring institution's record of addressing the credit needs of the communities it serves.

The BHCA, under the Riegle-Neal Interstate Banking and Branching Act ("Riegle-Neal Act"), also governs interstate banking. The BHCA allows interstate bank acquisitions and interstate branching by acquisition and mergers in those states that had not opted out of such transactions on or by January 1, 1997.

The BHCA restricts the nonbanking activities of FirstMerit to those determined by the Federal Reserve Board to be financial in nature, or incidental or complementary to such financial activity, without regard to territorial restrictions. Transactions among FirstMerit's banking subsidiary and its affiliates are also subject to certain limitations and restrictions of the Federal Reserve Board.

The Sarbanes-Oxley Act of 2002 effected broad reforms to areas of corporate governance and financial reporting for public companies under the jurisdiction of the SEC. Significant additional corporate governance and financial reporting reforms have since been implemented by Nasdaq, and are applicable to FirstMerit. At the February, 2003 Board of Directors meeting of FirstMerit, a series of actions were adopted to enhance the Corporation's corporate governance practices, including the adoption of an Audit Committee Charter, a Compensation Committee Charter, Corporate Governance Guidelines, a Corporate Governance and Nominating Committee and Charter, and a Code of Business Conduct and Ethics. The Board of Directors reviews FirstMerit's corporate governance practices on a continuing basis. These and other corporate governance policies have been provided previously to shareholders and are available, along with other information on the Corporation's corporate governance practices, on the FirstMerit website at *www.firstmerit.com.*

As directed by Section 302(a) of the Sarbanes-Oxley Act, FirstMerit's chief executive officer and chief financial officer are each required to certify that the Corporation's Quarterly and Annual Reports do not contain any untrue statement of a material fact. The rules have several requirements, including having these officers certify that: they are responsible for establishing, maintaining, and regularly evaluating the effectiveness of FirstMerit's internal controls, they have made certain disclosures about the Corporation's internal controls to its auditors and the audit committee of the Board of Directors, and they have included information in FirstMerit's Quarterly and Annual Reports about their evaluation and whether there have been significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the evaluation.

The adoption of GLBA in 2000 also represented a significant change in the financial services industry. GLBA repealed many of the provisions of the Glass-Steagall Act in order to permit commercial banks, among other things, to have affiliates that engage in securities brokerage activities and make merchant banking investments in accordance with certain restrictions. GLBA authorizes bank holding companies that meet certain requirements to operate as a new type of financial holding company and offer a broader range of financial products and services than are generally permitted by banks themselves. FirstMerit has not elected to become a financial holding company under this new regulatory framework.

In December 2004, the Federal Reserve announced a revision of its bank holding company rating system, effective January 1, 2005, to align the system more closely with current supervisory practices. The revised system emphasizes risk management, introduces a framework for analyzing and rating financial factors, and provides a framework for assessing and rating the potential impact of non-depository entities of a holding company on its subsidiary depository institution(s). A composite rating is assigned based on the foregoing three components, but a fourth component is also rated, reflecting generally the assessment of depository institution subsidiaries by their principal regulators. Ratings are made on a scale of 1 to 5 (1 highest) and, like current ratings, are not made public.

**Dividends and Transactions with Affiliates**

FirstMerit is a legal entity separate and distinct from its subsidiary bank and other subsidiaries. FirstMerit's principal source of funds to pay dividends on its common shares and service its debt is dividends from these subsidiaries. Various federal and state statutory provisions and regulations limit the amount of dividends that FirstMerit Bank may pay to FirstMerit without regulatory approval. FirstMerit Bank generally may not, without prior regulatory approval, pay a dividend in an amount greater than its undivided profits. In addition, the prior approval of the OCC is required for the payment of a dividend if the total of all dividends declared in a calendar year would exceed the total of its net income for the year combined with its retained net income for the two preceding years. If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice, such authority may require, after notice and hearing, that such bank cease and desist from such practice. Depending on the financial condition of the bank, the applicable regulatory authority might deem the bank to be engaged in an unsafe or unsound practice if the bank were to pay dividends. The Federal Reserve Board and the OCC have issued policy statements that provide that insured banks and bank holding companies should generally only pay dividends out of current operating earnings. Thus the ability of FirstMerit Bank to pay dividends in the future is currently influenced, and could be further influenced, by bank regulatory policies and capital guidelines.

Under current Federal Reserve Board policy, FirstMerit is expected to act as a source of financial and managerial strength to its subsidiary bank and, under appropriate circumstances, to commit resources to support such subsidiary bank. This support could be required at times when FirstMerit might not have the resources to provide it. In addition, the OCC may order the pro rata assessment of FirstMerit if the capital of its national bank subsidiary were to become impaired. If FirstMerit failed to pay the assessment timely, the OCC could order the sale of its stock in the national bank subsidiary to cover the deficiency.

FirstMerit's banking subsidiary is subject to restrictions under federal law that limit the transfer of funds or other items of value from this subsidiary to FirstMerit and its nonbanking subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value from a subsidiary to an affiliate or for the benefit of an affiliate. Moreover, loans and extensions of credit to affiliates generally are required to be secured in specified amounts. A bank's transactions with its nonbank affiliates also are generally required to be on arm's-length terms.

Capital loans from FirstMerit to its subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In the event of FirstMerit's bankruptcy, any commitment by FirstMerit to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

The Federal Deposit Insurance Act provides that, in the event of the "liquidation or other resolution" of an insured depository institution such as FirstMerit Bank, the insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including FirstMerit, with respect to any extensions of credit they have made to such insured depository institution.

**Capital Requirements**

*General.* FirstMerit is subject to risk-based capital requirements and guidelines imposed by the Federal Reserve Board. These are substantially similar to the capital requirements and guidelines imposed by the OCC and the FDIC on the depository institutions under their jurisdictions. For this purpose, a depository institution's or holding company's assets, and some of its specified off-balance sheet commitments and obligations, are assigned to various risk categories. A depository institution's or holding company's capital, in turn, is classified in one of three tiers, depending on type: core ("Tier 1") capital, supplementary ("Tier 2") capital, and market risk ("Tier 3") capital. Tier 1 capital includes common equity, qualifying perpetual preferred equity, and minority interests in the equity accounts of consolidated subsidiaries less certain intangible assets (including goodwill) and certain other assets. Tier 2 capital includes qualifying hybrid capital instruments and mandatory convertible debt securities, perpetual preferred equity not meeting Tier 1 capital requirements, qualifying term subordinated debt, medium-term preferred equity, certain unrealized holding gains on certain equity securities, and the allowance for loan and lease losses. Tier 3 capital includes qualifying unsecured subordinated debt. Information concerning FirstMerit's regulatory capital requirements is set forth in Note 21 to the consolidated financial statements, and in "Capital Resources" under Item 7.

Federal Reserve Board, FDIC and OCC rules require FirstMerit to incorporate market and interest rate risk components into its risk-based capital standards. Under these market risk requirements, capital is allocated to support the amount of market risk related to a financial institution's ongoing trading activities.

The Federal Reserve Board may set capital requirements higher than the minimums described previously for holding companies whose circumstances warrant it. For example, holding companies experiencing or anticipating significant growth may be expected to maintain capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. The Federal Reserve Board has also indicated that it will consider a "tangible Tier 1 capital leverage ratio" (deducting all intangibles) and other indications of capital strength in evaluating proposals for expansion or new activities.

FirstMerit Bank is subject to similar risk-based and leverage capital requirements adopted by its applicable federal banking agency. FirstMerit's management believes that FirstMerit Bank meets all capital requirements to which it is subject. Failure to meet capital requirements could subject a bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, and to restrictions on its business as described below.

Federal law permits the OCC to order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock owned by any assessed shareholder failing to pay the assessment. As the sole shareholder of FirstMerit Bank, the Corporation's is subject to such provisions.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, identifies five capital categories for insured depository institutions: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. It requires U.S. federal bank regulatory agencies to implement systems for "prompt corrective action" for insured depository institutions that do not meet minimum capital requirements based on these categories. FDICIA imposes progressively more restrictive constraints on operations, management and capital distributions, depending on the category in which an institution is classified.

FirstMerit believes that its bank subsidiary was well capitalized at December 31, 2006, based on these prompt corrective action ratios and guidelines. A bank's capital category is determined solely for the purpose of applying the OCC's (or the FDIC's) prompt corrective action regulations, and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes.

**Deposit Insurance**

On February 8, 2006, the President signed The Federal Deposit Insurance Reform Act of 2005 (the "Reform Act") into law. Under the Reform Act, the Bank Insurance Fund ("BIF") and the Savings Association Insurance Fund ("SAIF") merged into a new fund, the Deposit Insurance Fund ("DIF") effective March 31, 2006. Effective April 1, 2006, the coverage limit for retirement accounts increased to $250,000 with indexing of the coverage limit for inflation commencing in 2010 as with the general deposit insurance coverage limit. In addition, the FDIC was authorized from time to time to adjust the minimum reserve ratio, currently fixed at 1.25%, within a range between 1.15% percent and 1.50%, and may adopt a risk-based premium system to allow the FDIC to manage the pace at which the reserve ratio varies within this range. The Reform Act also authorized the FDIC to grant a one-time initial assessment credit (of approximately $4.7 billion) to recognize financial institutions' past contributions to the insurance fund. The Reform Act eliminated the restrictions on premium rates based on the minimum reserve ratio and grants the FDIC the discretion to price deposit insurance according to risk for all insured institutions regardless of the level of the reserve ratio.

An increase in the BIF assessment rate could have a material adverse effect on FirstMerit's earnings, depending on the amount of the increase. The FDIC is also authorized to terminate a depository institution's deposit insurance upon a finding by the FDIC that the institution's financial condition is unsafe or unsound or that the institution has engaged in unsafe or unsound practices or has violated any applicable rule, regulation, order or condition enacted or imposed by the institution's regulatory agency. The termination of deposit insurance for FirstMerit's subsidiary depository institution could have a material adverse effect on FirstMerit's earnings.

All FDIC-insured depository institutions must pay an annual assessment to provide funds for the payment of interest on bonds issued by the Financing Corporation, a federal corporation chartered under the authority of the Federal Housing Finance Board. The bonds, commonly referred to as FICO bonds, were issued to capitalize the Federal Savings and Loan Insurance Corporation. The FICO assessments are adjusted quarterly to reflect changes in the assessment bases of the FDIC's insurance funds and do not vary regardless of a depository institution's capitalization or supervisory evaluations.

### Fiscal and Monetary Policies

FirstMerit's business and earnings are affected significantly by the fiscal and monetary policies of the federal government and its agencies. FirstMerit is particularly affected by the policies of the Federal Reserve Board, which regulates the supply of money and credit in the United States. Among the instruments of monetary policy available to the Federal Reserve are (a) conducting open market operations in United States government securities, (b) changing the discount rates of borrowings of depository institutions, (c) imposing or changing reserve requirements against depository institutions' deposits, and (d) imposing or changing reserve requirements against certain borrowing by banks and their affiliates. These methods are used in varying degrees and combinations to affect directly the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits. For that reason alone, the policies of the Federal Reserve Board have a material effect on the earnings of FirstMerit.

### Privacy Provisions of Gramm-Leach-Bliley Act

Under GLBA, federal banking regulators were required to adopt rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to nonaffiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a nonaffiliated third party.

### USA Patriot Act

The USA Patriot Act of 2001 and its related regulations require insured depository institutions, broker-dealers, and certain other financial institutions to have policies, procedures, and controls to detect, prevent, and report money laundering and terrorist financing. The statute and its regulations also provide for information sharing, subject to conditions, between federal law enforcement agencies and financial institutions, as well as among financial institutions, for counter-terrorism purposes. Federal banking regulators are required, when reviewing bank holding company acquisition and bank merger applications, to take into account the effectiveness of the anti-money laundering activities of the applicants.

### Future Legislation

Various legislation affecting financial institutions and the financial industry is from time to time introduced in Congress. Such legislation may change banking statutes and the operating environment of FirstMerit and its subsidiaries in substantial and unpredictable ways, and could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance depending upon whether any of this potential legislation will be enacted, and if enacted, the effect that it or any implementing regulations, would have on the financial condition or results of operations of FirstMerit or any of its subsidiaries.

### Summary

To the extent that the previous information describes statutory and regulatory provisions applicable to the Corporation or its subsidiaries, including the Consent Order, it is qualified in its entirety by reference to the full text of those provisions or agreement. Also, such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies and are subject to change at any time. Any such change in statutes, regulations or regulatory policies applicable to FirstMerit could have a material effect on the business of FirstMerit.

## ITEM 1A. RISK FACTORS

***Changes in interest rates could have a material adverse effect on our financial condition and results of operations.***

Our earnings depend substantially on our interest rate spread, which is the difference between (i) the rates we earn on loans, securities and other earning assets and (ii) the interest rates we pay on deposits and other borrowings. These rates are highly sensitive to many factors beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities. As market interest rates rise, we will have competitive pressures to increase the rates we pay on deposits, which will result in a decrease of our net interest income and could have a material adverse effect on our financial condition and results of operations.

***Our earnings are significantly affected by the fiscal and monetary policies of the federal government and its agencies.***

The policies of the Federal Reserve Board impact us significantly. The Federal Reserve Board regulates the supply of money and credit in the United States. Its policies directly and indirectly influence the rate of interest earned on loans and paid on borrowings and interest-bearing deposits and can also affect the value of financial instruments we hold. Those policies determine to a significant extent our cost of funds for lending and investing. Changes in those policies are beyond our control and are difficult to predict. Federal Reserve Board policies can also affect our borrowers, potentially increasing the risk that they may fail to repay their loans. For example, a tightening of the money supply by the Federal Reserve Board could reduce the demand for a borrower's products and services. This could adversely affect the borrower's earnings and ability to repay its loan, which could have a material adverse effect on our financial condition and results of operations.

***Changes in economic and political conditions could adversely affect our earnings, as our borrowers' ability to repay loans and the value of the collateral securing our loans decline.***

Our success depends, to a certain extent, upon economic and political conditions, local and national, as well as governmental monetary policies. Conditions such as inflation, recession, unemployment, changes in interest rates, money supply and other factors beyond our control may adversely affect our asset quality, deposit levels and loan demand and, therefore, our earnings. Because we have a significant amount of real estate loans, decreases in real estate values could adversely affect the value of property used as collateral. Adverse changes in the economy may also have a negative effect on the ability of our borrowers to make timely repayments of their loans, which would have an adverse impact on our earnings. In addition, substantially all of our loans are to individuals and businesses in Ohio. Consequently, any decline in the economy of this market area could have a materially adverse effect on our financial condition and results of operations.

***Terrorism, acts of war or international conflicts could have a material adverse effect on our financial condition and results of operations.***

Acts or threats of war or terrorism, international conflicts, including ongoing military operations in Iraq and Afghanistan, and the actions taken by the United States and other governments in response to such events could negatively impact general business and economic conditions in the United States. If terrorist activity, acts of war or other international hostilities cause an overall economic decline, our financial condition and operating results could be materially adversely affected. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security and other actual or potential conflicts or acts of war, including conflict in the Middle East, have created many economic and political uncertainties that could seriously harm our business and results of operations in ways that cannot presently be predicted.

***The primary source of our income from which we pay dividends is the receipt of dividends from FirstMerit Bank.***

The availability of dividends from FirstMerit Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of FirstMerit Bank and other factors, that the OCC could assert that payment of dividends or other payments is an unsafe or unsound practice. In addition, the payment of dividends by other subsidiaries is also subject to the laws of the subsidiary's state of incorporation, and FirstMerit's right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors. In the event that FirstMerit Bank was unable to pay dividends to us, we in turn would likely have to reduce or stop paying dividends on our common shares. Our failure to pay dividends on our common shares could have a material adverse effect on the market price of our common shares.

### *If our actual loan losses exceed our allowance for credit losses, our net income will decrease.*

Our loan customers may not repay their loans according to their terms, and the collateral securing the payment of these loans may be insufficient to pay any remaining loan balance. We may experience significant credit losses, which could have a material adverse effect on our operating results. In accordance with accounting principles generally accepted in the United States, we maintain an allowance for credit losses to provide for loan defaults and non-performance and a reserve for unfunded loan commitments, which when combined, we refer to as the allowance for credit losses. Our allowance for loan losses may not be adequate to cover actual credit losses, and future provisions for credit losses could have a material adverse effect on our operating results. Our allowance for loan losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. We cannot assure you that we will not further increase the allowance for loan losses or that regulators will not require us to increase this allowance. Either of these occurrences could have a material adverse effect on our financial condition and results of operations.

### *We depend upon the accuracy and completeness of information about customers and counterparties.*

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information provided to us by customers and counterparties, including financial statements and other financial information. We may also rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to a business, we may assume that the customer's audited financial statements conform with generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. We may also rely on the audit report covering those financial statements. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with generally accepted accounting principles or that are materially misleading.

### *Our organizational documents may have the effect of discouraging a third party from making an acquisition of FirstMerit by means of a tender offer, proxy contest or otherwise.*

Our amended and restated articles of incorporation and amended and restated code of regulations contain provisions that could make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by our Board of Directors.

### *Government regulation can result in limitations on our operations.*

The financial services industry is extensively regulated. FirstMerit Bank is subject to extensive regulation, supervision and examination by the OCC and the FDIC. As a holding company, we also are subject to regulation and oversight by the OCS. Federal and state regulation is designed primarily to protect the deposit insurance funds and consumers, and not to benefit our shareholders. Such regulations can at times impose significant limitations on our operations. Regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. Proposals to change the laws governing financial institutions are frequently raised in Congress and before bank regulatory authorities. Changes in applicable laws or policies could materially affect our business, and the likelihood of any major changes in the future and their effects are impossible to determine. Moreover, it is impossible to predict the ultimate form any proposed legislation might take or how it might affect us.

### *We are subject to examinations and challenges by tax authorities.*

In the normal course of business, FirstMerit and its subsidiaries are routinely subject to examinations and challenges from federal and state tax authorities regarding the amount of taxes due in connection with investments we have made and the businesses in which we have engaged. Recently, federal and state taxing authorities have become increasingly aggressive in challenging tax positions taken by financial institutions. These tax positions may relate to tax compliance, sales and use, franchise, gross receipts, payroll, property and income tax issues, including tax base, apportionment and tax credit planning. The challenges made by tax authorities may result in adjustments to the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions. If any such challenges are made and are not resolved in our favor, they could have a material adverse effect on our financial condition and results of operations.

***Environmental liability associated with commercial lending could have a material adverse effect on our business, financial condition and results of operations.***

In the course of our business, we may acquire, through foreclosure, commercial properties securing loans that are in default. There is a risk that hazardous substances could be discovered on those properties. In this event, we could be required to remove the substances from and remediate the properties at our cost and expense. The cost of removal and environmental remediation could be substantial. We may not have adequate remedies against the owners of the properties or other responsible parties and could find it difficult or impossible to sell the affected properties. These events could have a material adverse effect on our financial condition and results of operation.

***Our business strategy includes significant growth plans. Our financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively.***

We intend to continue pursuing a profitable growth strategy. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in significant growth stages of development. We cannot assure you that we will be able to expand our market presence in our existing markets or successfully enter new markets or that any such expansion will not adversely affect our results of operations. Failure to manage our growth effectively could have a material adverse effect on our business, future prospects, financial condition or results of operations and could adversely affect our ability to successfully implement our business strategy. Also, if we grow more slowly than anticipated, our operating results could be materially adversely affected.

Our ability to grow successfully will depend on a variety of factors including the continued availability of desirable business opportunities, the competitive responses from other financial institutions in our market areas and our ability to manage our growth. While we believe we have the management resources and internal systems in place to successfully manage our future growth, there can be no assurance growth opportunities will be available or growth will be successfully managed.

***We face risks with respect to future expansion.***

We may acquire other financial institutions or parts of those institutions in the future and we may engage in de novo branch expansion. We may also consider and enter into new lines of business or offer new products or services. Acquisitions and mergers involve a number of expenses and risks, including:

- the time and costs associated with identifying and evaluating potential acquisitions and merger targets;
- the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;
- the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our ability to finance an acquisition and possible dilution to our existing shareholders;
- the diversion of our management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;
- entry into new markets where we lack experience;
- the introduction of new products and services into our business;

- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on our results of operations; and
- the risk of loss of key employees and customers.

We may incur substantial costs to expand, and we can give no assurance such expansion will result in the levels of profits we seek. There can be no assurance integration efforts for any future mergers or acquisitions will be successful. Also, we may issue equity securities in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders. There is no assurance that, following any future mergers or acquisitions, our integration efforts will be successful or that, after giving effect to the acquisition, we will achieve profits comparable to or better than our historical experience.

***Future sales of our common shares or other securities may dilute the value of our common shares.***

In many situations, our Board of Directors has the authority, without any vote of our shareholders, to issue shares of our authorized but unissued securities, including common shares authorized and unissued under our stock option plans. In the future, we may issue additional securities, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of the common shares.

***We operate in an extremely competitive market, and our business will suffer if we are unable to compete effectively.***

In our market area, we encounter significant competition from other commercial banks, savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market mutual funds and other financial institutions. The increasingly competitive environment is a result primarily of changes in regulation, changes in technology and product delivery systems and the accelerating pace of consolidation among financial service providers. Many of our competitors have substantially greater resources and lending limits than we do and may offer services that we do not or cannot provide. Our ability to maintain our history of strong financial performance and return on investment to shareholders will depend in part on our continued ability to compete successfully in our market area and on our ability to expand our scope of available financial services as needed to meet the needs and demands of our customers.

***Consumers may decide not to use banks to complete their financial transactions.***

Technology and other changes are allowing parties to complete financial transactions that historically have involved banks at one or both ends of the transaction. For example, consumers can now pay bills and transfer funds directly without banks. The process of eliminating banks as intermediaries, known as disintermediation, could result in the loss of fee income, as well as the loss of customer deposits and income generated from those deposits

***Loss of key employees may disrupt relationships with certain customers.***

Our business is primarily relationship-driven in that many of our key employees have extensive customer relationships. Loss of a key employee with such customer relationships may lead to the loss of business if the customers were to follow that employee to a competitor. While we believe our relationship with our key producers is good, we cannot guarantee that all of our key personnel will remain with our organization. Loss of such key personnel, should they enter into an employment relationship with one of our competitors, could result in the loss of some of our customers.

***Impairment of goodwill or other intangible assets could require charges to earnings, which could result in a negative impact on our results of operations.***

Under current accounting standards, goodwill and certain other intangible assets with indeterminate lives are no longer amortized but, instead, are assessed for impairment periodically or when impairment indicators are present. Assessment of goodwill and such other intangible assets could result in circumstances where the applicable intangible asset is deemed to be impaired for accounting purposes. Under such circumstances, the intangible asset's impairment would be reflected as a charge to earnings in the period during which such impairment is identified.

***We may be exposed to liability under non-solicitation agreements to which one or more of our officers may be a party to with certain of our competitors.***

From time to time, we may hire employees who may be parties to non-solicitation or non-competition agreements with one or more of our competitors. Although we expect that all such employees will comply with the terms of their non-solicitation agreements, it is possible that if customers of our competitors chose to move their business to us, or employees of our competitor seek employment with us, even without any action on the part of any employee bound by any such agreement, that one or more of our competitors may chose to bring a claim against us and our employee.

***The price of our common shares may be volatile, which may result in losses for shareholders.***

The market price for our common shares has been volatile in the past, and several factors could cause the price to fluctuate substantially in the future. These factors include:

- announcements of developments related to our business;
- fluctuations in our results of operations;
- sales of substantial amounts of our securities into the marketplace;
- general conditions in our markets or the worldwide economy;
- a shortfall in revenues or earnings compared to securities analysts' expectations;
- changes in analysts' recommendations or projections; and
- our announcement of new acquisitions or other projects.

The market price of our common shares may fluctuate significantly in the future, and these fluctuations may be unrelated to our performance. General market price declines or market volatility in the future could adversely affect the price of our common shares, and the current market price may not be indicative of future market prices.

***We may be a defendant in a variety of litigation and other actions, which may have a material adverse effect on our financial condition and results of operation.***

FirstMerit and its subsidiaries may be involved from time to time in a variety of litigation arising out of its business. Our insurance may not cover all claims that may be asserted against us, and any claims asserted against us, regardless of merit or eventual outcome, may harm our reputation. Should the ultimate judgments or settlements in any litigation exceed our insurance coverage, they could have a material adverse effect on our financial condition and results of operation. In addition, we may not be able to obtain appropriate types or levels of insurance in the future, nor may we be able to obtain adequate replacement policies with acceptable terms, if at all.

***Unauthorized disclosure of sensitive or confidential client or customer information, whether through a breach of our computer systems or otherwise, could severely harm our business.***

As part of our business, we collect, process and retain sensitive and confidential client and customer information on behalf of FirstMerit and other third parties. Despite the security measures we have in place, our facilities and systems, and those of our third party service providers, may be vulnerable to security breaches, acts of vandalism, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events. Any security breach involving the misappropriation, loss or other unauthorized disclosure of confidential customer information, whether by FirstMerit or by our vendors, could severely damage our reputation, expose us to the risks of litigation and liability, disrupt our operations and have a material adverse effect on our business.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

N/A

## ITEM 2. PROPERTIES

### FirstMerit Corporation

FirstMerit's executive offices and certain holding company operational facilities, totaling approximately 101,096 square feet, are located in a seven-story office building at III Cascade in downtown Akron, Ohio. In early 2001, FirstMerit Bank sold its interest in the partnership which owned this building and entered into a five-year lease for the building with the new, third party owner. As part of the transaction, FirstMerit Bank was granted an option to acquire the building. The building is the subject of a ground lease with the City of Akron as the lessor of the land. During 2003, the Corporation consolidated the variable interest entity that holds the leasehold rights. Note 1 to the consolidated financial statements more fully describes this accounting change.

The facilities owned or leased by FirstMerit and its subsidiaries are considered by management to be adequate, and neither the location nor unexpired term of any lease is considered material to the business of FirstMerit.

### FirstMerit Bank

The principal executive offices of FirstMerit Bank are located in a 28-story office building at 106 South Main Street, Akron, Ohio, which is owned by FirstMerit Bank. FirstMerit Bank Akron is the principal tenant of the building, occupying approximately 131,000 square feet of the building. The remaining portion is leased to tenants unrelated to FirstMerit Bank. The properties occupied by 97 of FirstMerit Bank's other branches are owned by FirstMerit Bank, while the properties occupied by its remaining 61 branches are leased with various expiration dates. FirstMerit Mortgage Corporation and certain of FirstMerit Bank's loan operation and documentation preparation activities are conducted in owned space in Canton, Ohio. There is no mortgage debt owing on any of the above property owned by FirstMerit Bank. FirstMerit Bank also owns automated teller machines, on-line teller terminals and other computers and related equipment for use in its business.

FirstMerit Bank also owns 15.5 acres near downtown Akron, on which FirstMerit's primary Operations Center is located. The Operations Center is occupied and operated by FirstMerit Services Division, an operating division of FirstMerit Bank. The Operations Center primarily provides computer and communications technology-based services to FirstMerit and its subsidiaries, and also markets its services to non-affiliated institutions. There is no mortgage debt owing on the Operations Center property. In connection with its Operations Center, the Services Division has a disaster recovery center at a remote site on leased property, and leases additional space for activities related to its operations.

## ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, FirstMerit is at all times subject to pending and threatened legal actions, some for which the relief or damages sought are substantial. Although FirstMerit is not able to predict the outcome of such actions, after reviewing pending and threatened actions with counsel, management believes that the outcome of such actions will not have a material adverse effect on the results of operations or stockholders' equity of FirstMerit. Although FirstMerit is not able to predict whether the outcome of such actions may or may not have a material adverse effect on results of operations in a particular future period as the time and amount of any resolution of such actions and its relationship to the future results of operations are not known.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders in the fourth quarter of 2006.

## EXECUTIVE OFFICERS OF THE REGISTRANT

The following persons were the executive officers of FirstMerit as of December 31, 2006. Unless otherwise stated, each listed position was held on January 1, 2002.

| Name | Age | Date Appointed To FirstMerit | Position and Business Experience |
|---|---|---|---|
| John R. Cochran(2) | 63 | 03/01/95 | Chairman of FirstMerit |
| Paul G. Greig | 51 | 05/18/06 | President and Chief Executive Officer of FirstMerit and of FirstMerit Bank since May 18, 2006; previously President and CEO of Charter One Bank-Illinois |
| Terrence E. Bichsel | 57 | 09/16/99 | Executive Vice President and Chief Financial Officer of FirstMerit and FirstMerit Bank |
| Robert P. Brecht(3) | 57 | 08/09/91 | Senior Executive Vice President of FirstMerit and FirstMerit Bank since November 20, 2003; previously Executive Vice President of FirstMerit and Division Executive Vice President of FirstMerit Bank |
| Terri L. Cable | 46 | 12/01/03 | Executive Vice President Commercial Banking of First Merit since July, 2006; previously President and CEO of Columbus region; EVP of Wealth Management Services; previously EVP/Managing Director National City Bank 2001 — 2003 |
| Mark J. Grescovich | 42 | 10/18/02 | Executive Vice President Commercial Banking of FirstMerit since July, 2006; previously EVP and Chief Corporate Banking Officer of FirstMerit Bank since October 18, 2002; previously SVP of FirstMerit Bank. |
| Jack R. Gravo | 60 | 02/16/95 | Executive Vice President of FirstMerit and President of FirstMerit Mortgage Corporation |
| David G. Lucht(4) | 49 | 05/16/02 | Executive Vice President of FirstMerit and FirstMerit Bank since May 16, 2002; previously Executive Vice President, Credit Administration of National City Bank |
| Terry E. Patton | 58 | 04/10/85 | Executive Vice President, Counsel and Secretary of FirstMerit and FirstMerit Bank |
| Larry A. Shoff | 50 | 09/01/99 | Executive Vice President and Chief Technology Officer of FirstMerit and FirstMerit Bank |

(1) Julie A. Robbins, age 46, was appointed as Executive Vice President — Retail effective February 9, 2007; previously Senior Vice President, Washington Mutual.

(2) Mr. Cochran resigned as Chairman and an employee of FirstMerit effective January 1, 2007.

(3) Mr. Brecht resigned as Senior Executive Vice President and an employee of FirstMerit effective February 1, 2007.

(4) Mr. Lucht resigned as Executive Vice President and an employee of FirstMerit on February 20, 2007.

## PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

FirstMerit's common shares are quoted on The NASDAQ Stock Market under the trading symbol "FMER". The following table contains bid and cash dividend information for FirstMerit common shares for the two most recent fiscal years:

**Stock Performance and Dividends (1)**

| | Bids | | Per Share | |
|---|---|---|---|---|
| Quarter Ending | High | Low | Dividend Rate | Book Value(2) |
| 03-31-05 | 28.37 | 25.51 | 0.27 | 11.32 |
| 06-30-05 | 27.05 | 24.12 | 0.27 | 11.69 |
| 09-30-05 | 29.06 | 26.03 | 0.28 | 11.65 |
| 12-31-05 | 27.42 | 24.60 | 0.28 | 11.39 |
| 03-31-06 | 24.71 | 24.49 | 0.28 | 10.91 |
| 06-30-06 | 22.58 | 20.94 | 0.28 | 10.88 |
| 09-29-06 | 23.73 | 23.14 | 0.29 | 11.28 |
| 12-30-06 | 24.68 | 24.10 | 0.29 | 10.56 |

(1) This table sets forth the high and low closing bid quotations and dividend rates for FirstMerit during the periods listed. These quotations are furnished by the National Quotations Bureau Incorporated and represent prices between dealers, do not include retail markup, markdowns, or commissions, and may not represent actual transaction prices.

(2) Based upon number of shares outstanding at the end of each quarter.

On February 3, 2007, there were approximately 24,964 shareholders of record of FirstMerit common shares.

The following table provides information with respect to purchases FirstMerit made of its shares of common stock during the fourth quarter of the 2006 fiscal year.

| | Total Number of Shares Purchased | Average Price Paid per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1) | Maximum Number of Shares that May Yet be Purchased Under Plans or Programs |
|---|---|---|---|---|
| **Balance as of September 30, 2006:** | | | | 396,272 |
| October 1, 2006 — October 31, 2006 | 88 | $23.01 | — | 396,272 |
| November 1, 2006 — November 30, 2006 | 15,788 | $23.65 | — | 396,272 |
| December 1, 2006 — December 31, 2006 | — | — | — | 396,272 |
| **Balance as of December 31, 2006:** | 15,876 | $23.64 | 0 | 396,272 |

(1) On January 19, 2006 the Board of Directors authorized the repurchase of up to 3 million shares (the "New Repurchase Plan"). The New Repurchase Plan superseded all other repurchase programs, including that authorized by the Board of Directors on July 15, 2004 ("the "Prior Repurchase Plan"). FirstMerit had purchased all of the shares it was authorized to acquire under the Prior Repurchase Plan.

(2) 15,876 of these common shares were either delivered by the option holder with respect to the exercise of stock options or the settlement of performance share awards, or in the case of restricted shares of common stock, withheld to pay income tax or other tax liabilities with respect to the vesting or restricted shares.

## ITEM 6. SELECTED FINANCIAL DATA

### SELECTED FINANCIAL DATA

### FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | Years ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (Dollars in thousands except per share data) | | | | |
| **Results of Operations** | | | | | |
| Interest income | $ 603,821 | 541,446 | 497,395 | 567,269 | 648,013 |
| Conversion to fully-tax equivalent | 2,919 | 2,621 | 2,712 | 2,584 | 3,359 |
| Interest income* | 606,740 | 544,067 | 500,107 | 569,853 | 651,372 |
| Interest expense | 263,468 | 192,451 | 146,590 | 173,656 | 226,417 |
| Net interest income* | 343,272 | 351,616 | 353,517 | 396,197 | 424,955 |
| Provision for loan losses | 76,112 | 43,820 | 73,923 | 102,273 | 97,923 |
| Net interest income after provision for loan losses* | 267,160 | 307,796 | 279,594 | 293,924 | 327,032 |
| Other income | 195,148 | 190,466 | 174,285 | 198,323 | 179,564 |
| Other expenses | 328,087 | 313,508 | 311,929 | 315,067 | 280,897 |
| Income before federal income taxes* | 134,241 | 184,754 | 141,950 | 177,180 | 225,699 |
| Federal income taxes | 36,376 | 51,650 | 36,024 | 52,939 | 67,974 |
| Fully-tax equivalent adjustment | 2,919 | 2,621 | 2,712 | 2,584 | 3,359 |
| Federal income taxes* | 39,295 | 54,271 | 38,736 | 55,523 | 71,333 |
| Income before cumulative effect of change in accounting principle | 94,946 | 130,483 | 103,214 | 121,657 | 154,366 |
| Cumulative effect of change in accounting principle, net of taxes | — | — | — | (688) | — |
| Net income(a) | $ 94,946 | 130,483 | 103,214 | 120,969 | 154,366 |
| **Per share:** | | | | | |
| Income before cumulative effect of change in accounting principle | $ 1.18 | 1.56 | 1.22 | 1.44 | 1.82 |
| Cumulative effect of change in accounting principle, net of taxes | — | — | — | (0.01) | — |
| Basic net income(a) | $ 1.18 | 1.56 | 1.22 | 1.43 | 1.82 |
| **Diluted net income(a)** | $ 1.18 | 1.56 | 1.21 | 1.42 | 1.81 |
| Cash dividends | $ 1.14 | 1.10 | 1.06 | 1.02 | 0.98 |
| **Performance Ratios** | | | | | |
| Return on total assets ("ROA")(a) | 0.94% | 1.27% | 1.00% | 1.14% | 1.48% |
| Return on common shareholders' equity ("ROE")(a) | 10.67% | 13.50% | 10.49% | 12.40% | 16.31% |
| Net interest margin — tax-equivalent basis | 3.71% | 3.73% | 3.71% | 4.02% | 4.39% |
| Efficiency ratio(a) | 60.77% | 57.88% | 58.60% | 53.35% | 46.98% |
| Book value per common share | $ 11.11 | $ 11.39 | $ 11.66 | $ 11.65 | $ 11.41 |
| Average shareholders' equity to total average assets | 8.79% | 9.42% | 9.53% | 9.21% | 9.10% |
| Dividend payout ratio | 96.61% | 70.51% | 87.60% | 71.83% | 54.14% |
| **Balance Sheet Data** | | | | | |
| Total assets (at year end) | $10,298,702 | 10,161,317 | 10,122,627 | 10,479,729 | 10,695,362 |
| Long-term debt (at year end) | 213,821 | 300,663 | 299,743 | 295,559 | 554,736 |
| Daily averages: | | | | | |
| Total assets | $10,130,015 | 10,264,429 | 10,318,305 | 10,597,554 | 10,411,192 |
| Earning assets | 9,261,292 | 9,434,664 | 9,515,958 | 9,844,214 | 9,685,381 |
| Deposits and other funds | 9,072,820 | 9,139,578 | 9,195,730 | 9,440,357 | 9,287,869 |
| Shareholders' equity | 889,929 | 966,726 | 983,529 | 976,423 | 947,592 |

* Fully tax-equivalent basis

(a) Included in the 2003 results are the sale of the Company's $621 million portfolio of manufactured housing loans and prepayment of $221 million in Federal Home Loan Bank (FHLB) borrowings, as well as the sale of $22.6 million of commercial loans. As a result, after-tax earnings for the full year and fourth quarter 2003 were reduced by a total of $22.6 million or $0.27 per share which include an after-tax charge of $18.4 million, or $0.22 per share, related to the sale of the manufactured housing portfolio and prepayment of FHLB borrowings, and a $4.2 million or $0.05 per share increase in the provision for loan losses related to the sale of commercial loans. Results for 2003 also include an accounting charge of $688,000 after-tax, or $0.01 per share, representing the cumulative effect of application of FIN 46, an accounting interpretation that requires consolidation of the special purpose entity that holds FirstMerit's headquarters building.

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE YEARS 2006, 2005 AND 2004

The following commentary presents a discussion and analysis of the Corporation's financial condition and results of operations by its management ("Management"). The review highlights the principal factors affecting earnings and the significant changes in balance sheet items for the years 2006, 2005 and 2004. Financial information for prior years is presented when appropriate. The objective of this financial review is to enhance the reader's understanding of the accompanying tables and charts, the consolidated financial statements, notes to financial statements, and financial statistics appearing elsewhere in this report. Where applicable, this discussion also reflects Management's insights of known events and trends that have or may reasonably be expected to have a material effect on the Corporation's operations and financial condition.

### Earnings Summary

FirstMerit reported fourth quarter 2006 net income of $6.1 million, or $0.07 per diluted share. This compares with $27.7 million, or $0.34 per diluted share, for the prior-year quarter. For the full year 2006, the Company reported net income of $94.9 million, or $1.18 per diluted share, compared with $ 130.5 million, or $1.56 per share in 2005.

Both fourth quarter and full year 2006 results were affected by the Corporation's decision in December 2006 to sell $80.9 million of commercial assets in a transaction to be completed during the first quarter of 2007. FirstMerit intends to sell $73.7 million of commercial loans and $7.2 million of other real estate during the first quarter of 2007. Approximately two-thirds of the assets to be sold are loans originated before June 2003. These assets have been reclassified as "held-for-sale" on the Corporation's balance sheet at December 31, 2006. The allowance associated with the loans held for sale is $23.1 million and an additional reserve of $2.2 million for other real estate. Of the $64.2 million of nonperforming assets (0.93% of period-end loans and other real estate) at December 31, 2006, $31.0 million are held-for-sale. These held-for-sale nonperforming assets are expected to be sold before March 31, 2007.

Returns on average common equity ("ROE") and average assets ("ROA") for the fourth quarter 2006 were 2.66% and 0.24%, respectively, compared with 11.52% and 1.07% for the prior-year quarter.

Net interest margin was 3.58% for the fourth quarter of 2006 compared with 3.68% for the third quarter of 2006 and 3.73% for the fourth quarter of 2005. The decrease in net interest margin compared with the third quarter of 2006 resulted from an increase in deposit costs attributed to shifts in the deposit portfolio from lower-cost transaction products to time deposits. The decrease in net interest margin compared with the fourth quarter of 2005 reflected a similar shift in consumer preference for higher-yielding deposit products as well as increased pricing pressure from a rising interest rate environment. For the full year 2006, net interest margin declined to 3.71% compared with 3.73% for 2005, as the Corporation's flexibly structured balance sheet provided opportunity to mitigate rising interest rates by shifting a portion of the investment portfolio into higher-yielding loans and paying off higher-cost borrowings.

Net interest income on a fully tax-equivalent ("FTE") basis was $84.5 million in the fourth quarter 2006 compared with $85.9 million in the third quarter of 2006 and $88.2 million in the fourth quarter of 2005. The decrease in FTE net interest income compared with the third quarter 2006 resulted from net interest margin pressure, partially offset by an increase in average earning assets. The increase in earning assets was driven by loan growth in the commercial portfolio and the Corporation's decision to increase the size of the investment portfolio given the higher interest rate environment. The decrease in FTE net interest income compared with the fourth quarter of 2005 resulted from lower net interest margin. FTE net interest income for the full year 2006 was $343.3 million, down from the $351.6 million in 2005. The Corporation executed a balance sheet restructuring initiative preventing additional margin pressure during the year. Average earning assets decreased $173.4 million during 2006, resulting from a $355.9 million reduction in the average investment portfolio. The majority of run-off in the securities portfolio was used to fund loan growth; average loans increased $187.8 million. The Corporation also used proceeds from maturing investments to pay down higher-cost borrowings.

Noninterest income net of securities transactions for the fourth quarter of 2006 was $48.3 million, a decrease of $1.0 million or 2.0% from the third quarter of 2006 and an increase of $0.8 million or 1.7% from the fourth quarter of 2005. For the full year 2006, noninterest income net of securities transactions totaled $195.1 million, an increase of

$6.6 million or 3.5% from the $188.5 million in the same period of 2005. The increase from the prior year was primarily the result of higher service charges and credit card fees. Other income, net of securities gains, as a percentage of net revenue for the fourth quarter of 2006 was 36.39% compared with 36.50% for third quarter of 2006 and 35.04% for the fourth quarter of 2005. For the full year 2006, other income, net of securities gains, as a percentage of net revenue was 36.24% compared with 34.90% for 2005. Net revenue is defined as net interest income, on a FTE basis, plus other income, less gains from securities sales.

Noninterest expense for the fourth quarter of 2006 was $84.0 million, an increase of $7.0 million or 9.1% from the third quarter of 2006 and an increase of $4.7 million or 5.9% from the fourth quarter of 2005. For the full year 2006, noninterest expenses totaled $328.1 million, an increase of $14.6 million or 4.7% from $313.5 million for the same period of 2005. This increase is the result of higher salaries, wages, pension and employee benefits as well as higher professional services.

Net charge-offs totaled $18.6 million or 1.06% of average portfolio loans in the fourth quarter of 2006 compared with $11.6 million or 0.67% of average portfolio loans in the third quarter 2006 and $18.4 million or 1.09% of average portfolio loans in the fourth quarter of 2005. Additionally the allowance for loan losses was reduced by $23.1 million or 1.32% of average portfolio loans; the amount related to loans classified as held for sale.

Nonperforming assets totaled $64.2 million at December 31, a decrease of $8.3 million or 11.4% compared with September 30, 2006 and a decrease of $8.1 million or 11.2% compared with December 31, 2005. Nonperforming assets at December 31, 2006 and September 30, 2006 include loans held for sale of $26.1 million and $7.1 million, respectively. Additionally, $5.0 of other real estate will be included in the loan sale scheduled for the first quarter of 2007. Nonperforming assets at December 31, 2006 represented 0.93% of period-end loans plus other real estate compared with 1.05% at September 30, 2006 and 1.08% at December 31, 2005.

The provision for loan losses increased to $44.2 million in the fourth quarter of 2006 compared with $12.6 million in the third quarter of 2006 and $16.3 million in the fourth quarter of 2005. For the full year of 2006, the provision for loan losses was $76.1 million, compared with $43.8 million for 2005. The increases are primarily related to the Corporation's intention to sell $73.7 million of commercial loans during the first quarter of 2007, as previously discussed.

The allowance for loan losses totaled $91.3 million at December 31, 2006, an increase of $2.6 million and $0.7 million from September 30, 2006 and December 31, 2005, respectively. At December 31, 2006, the allowance for loan losses was 1.33% of period-end loans compared with 1.28% at September 30, 2006 and 1.36% at December 31, 2005. The allowance for credit losses is the sum of the allowance for loan losses and the reserve for unfunded lending commitments. For comparative purposes the allowance for credit losses was 1.42% at December 31, 2006 compared with 1.37% at September 30, 2006 and 1.45% at December 31, 2005. The allowance for credit losses to nonperforming loans increased to 179.60% at December 31, 2006 compared with 153.94% on September 30, 2006 and 155.36% on December 31, 2005.

FirstMerit's total assets at December 31, 2006 were $10.3 billion, an increase of $34.6 million or 0.34% compared with September 30, 2006 and an increase of $98.2 million or 0.97% compared with December 31, 2005. The increase from September 30, 2006 was principally due to an increase in commercial loans and in the investment securities portfolio. The increase over December 31, 2005 was due to growth in portfolio loans, primarily in the commercial portfolio of $174.6 million, or 4.96%. The majority of the loan growth over that time period was funded by cash flow from the Company's maturing investment securities portfolio as part of a strategy to shift the mix of earning assets into higher yield categories.

Total deposits were $7.5 billion at December 31, 2006, an increase of $109.3 million or 1.48% from September 30, 2006 an increase of $265.3 million or 3.67% from December 31, 2005. Core deposits, which exclude all time deposits, totaled $4.5 billion at December 31, 2006, an increase of $102.4 million or 2.32% from September 30, 2006 and a decrease of $135.8 million or 2.92% from December 31, 2005. Compared with September 30, 2006, the increase reflects new pricing initiatives aimed at capturing new transaction account balances. Compared with December 31, 2005, the decrease reflects a shift in customer preference for time deposit accounts with higher yields.

Shareholders' equity was $846.1 million at December 31, 2006 and the Corporation's capital position remains strong as tangible equity to assets was 6.96%. The adoption of the new accounting pronouncement for "Employers'

Accounting for Defined Benefit Pension and Other Postretirement Plans" reduced other comprehensive income, a component of shareholders' equity, by $46.4 million. The common dividend per share paid in the fourth quarter 2006 was $0.29. For the full year 2006, the common dividend per share paid was $1.14 compared with $1.10 for the same period of 2005, an increase per share of $0.04, or 3.64%.

**Supercommunity Banking Results**

The Corporation's operations are managed along its major line of business, Supercommunity Banking. Note 15 (Segment Information) to the consolidated financial statements provides performance data for this line of business.

## AVERAGE CONSOLIDATED BALANCE SHEETS (Unaudited)
## Fully-tax Equivalent Interest Rates and Interest Differential

## FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | Twelve months ended December 31, 2006 | | | Twelve months ended December 31, 2005 | | | Twelve months ended December 31, 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Average Balance | Interest | Average Rate | Average Balance | Interest | Average Rate | Average Balance | Interest | Average Rate |
| | | | | (Dollars in thousands) | | | | | |
| **ASSETS** | | | | | | | | | |
| Cash and due from banks | $ 186,029 | | | 194,485 | | | 213,994 | | |
| Investment securities: | | | | | | | | | |
| U.S. Treasury securities and U.S. Government agency obligations (taxable) | 2,050,736 | 81,207 | 3.96% | 2,416,360 | 91,814 | 3.80% | 2,602,317 | 97,037 | 3.73% |
| Obligations of states and political subdivisions (tax exempt) | 114,548 | 7,390 | 6.45% | 99,487 | 6,707 | 6.74% | 103,402 | 7,311 | 7.07% |
| Other securities | 246,054 | 15,054 | 6.12% | 253,785 | 12,231 | 4.82% | 259,764 | 9,735 | 3.75% |
| Total investment securities and federal funds sold | 2,411,338 | 103,651 | 4.30% | 2,769,632 | 110,752 | 4.00% | 2,965,483 | 114,083 | 3.85% |
| Federal funds sold & other interest earning assets | 4,167 | 210 | 5.04% | 1,783 | 60 | 3.37% | 2,001 | 30 | 1.50% |
| Loans held for sale | 47,449 | 3,153 | 6.65% | 52,740 | 2,854 | 5.41% | 55,002 | 2,089 | 3.80% |
| Loans | 6,798,338 | 499,746 | 7.35% | 6,610,509 | 430,402 | 6.51% | 6,493,472 | 383,905 | 5.91% |
| Total earning assets | 9,261,292 | 606,760 | 6.55% | 9,434,664 | 544,068 | 5.77% | 9,515,958 | 500,107 | 5.26% |
| Allowance for loan losses | (88,020) | | | (94,118) | | | (100,959) | | |
| Other assets | 770,714 | | | 729,398 | | | 689,312 | | |
| Total assets | $10,130,015 | | | 10,264,429 | | | 10,318,305 | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | | | | | |
| Deposits: | | | | | | | | | |
| Demand — non-interest bearing | $ 1,434,539 | — | — | 1,466,106 | — | — | 1,398,112 | — | — |
| Demand — interest bearing | 818,735 | 9,217 | 1.13% | 827,829 | 5,871 | 0.71% | 805,419 | 2,152 | 0.27% |
| Savings and money market accounts | 2,271,654 | 50,083 | 2.20% | 2,356,813 | 32,944 | 1.40% | 2,473,728 | 19,145 | 0.77% |
| Certificates and other time deposits | 2,859,218 | 123,877 | 4.33% | 2,647,908 | 86,764 | 3.28% | 2,762,975 | 81,540 | 2.95% |
| Total deposits | 7,384,146 | 183,177 | 2.48% | 7,298,656 | 125,579 | 1.72% | 7,440,234 | 102,837 | 1.38% |
| Securities sold under agreements to repurchase | 1,283,951 | 56,151 | 4.37% | 1,409,135 | 45,423 | 3.22% | 1,447,629 | 26,259 | 1.81% |
| Wholesale borrowings | 404,723 | 24,140 | 5.96% | 431,787 | 21,449 | 4.97% | 307,867 | 17,494 | 5.68% |
| Total interest bearing liabilities | 7,638,281 | 263,468 | 3.45% | 7,673,472 | 192,451 | 2.51% | 7,797,618 | 146,590 | 1.88% |
| Other liabilities | 167,266 | | | 158,125 | | | 139,046 | | |
| Shareholders' equity | 889,929 | | | 966,726 | | | 983,529 | | |
| Total liabilities and shareholders' equity | $10,130,015 | | | 10,264,429 | | | 10,318,305 | | |
| Net yield on earning assets | $ 9,261,292 | 343,292 | 3.71% | 9,434,664 | 351,617 | 3.73% | 9,515,958 | 353,517 | 3.71% |
| Interest rate spread | | | 3.10% | | | 3.26% | | | 3.38% |

*Note:* Interest income on tax-exempt securities and loans has been adjusted to a fully-taxable equivalent basis. Nonaccrual loans have been included in the average balances.

**Net Interest Income**

Net interest income, the Corporation's principal source of earnings, is the difference between interest income generated by earning assets (primarily loans and investment securities) and interest paid on interest-bearing funds (namely customer deposits and wholesale borrowings). Net interest income is affected by market interest rates on both earning assets and interest bearing liabilities, the level of earning assets being funded by interest bearing liabilities, noninterest-bearing liabilities, the mix of funding between interest bearing liabilities, noninterest-bearing liabilities and equity, and the growth in earning assets.

Net interest income for the year ended December 31, 2006 was $340.4 million compared to $349.0 million for year ended December 31, 2005. The $8.6 million decline in net interest income occurred because the $71.0 million increase in interest expense was more than the $62.4 million increase in interest income during the same period. For the purpose of this remaining discussion, net interest income is presented on a fully-tax equivalent ("FTE") basis, to provide a comparison among all types of interest earning assets. That is, interest on tax-free securities and tax-exempt loans has been restated as if such interest were taxed at the statutory Federal income tax rate of 35% adjusted for the non-deductible portion of interest expense incurred to acquire the tax-free assets. Net interest income presented on a FTE basis is a non-GAAP financial measure widely used by financial services corporations. The FTE adjustment for full year 2006 was $2.9 million compared with $2.6 million in 2005 and $2.7 million in 2004.

Net interest income presented on an FTE basis decreased $8.3 million or 2.37% to $343.3 million in 2006 compared to $351.6 million in 2005 and $353.5 million in 2004. The decrease from 2006 to 2005 occurred because the $71.0 million increase in interest expense was more than the $62.7 million increase in interest income during same period. The decrease from 2005 to 2004 occurred because the $45.9 million increase in interest expense was less than the $44.0 million decline in interest income during the same period. As illustrated in the following rate/volume analysis table, interest income and interest expense both increased due to the rise in interest rates throughout the year.

The average yield on earning assets increased 78 basis points from 5.77% in 2005 to 6.55% in 2006 increasing interest income by $64.7 million. Similarly, the average yield on earning assets increased 51 basis points from 5.26% in 2004 to 5.77% in 2005 increasing interest income by $44.7 million. Lower outstanding balances on total average earning assets in 2006 caused interest income to decrease $2.0 million from year-ago levels. Average balances for investment securities were down from last year decreasing interest income by $14.3 million, but higher rates earned on the securities mitigated the impact by increasing interest income by $7.2 million. Average loans outstanding, up from last year, increased 2006 interest income by $12.2 million while higher yields earned on the loans, also increased 2006 loan interest income by $57.4 million. 2005 over 2004 had a similar effect. Average balances for investment securities were down from 2004 decreasing 2005 interest income by $7.6 million, but higher rates earned on the securities increased 2005 interest income by $4.3 million. Average loans outstanding in 2005, up from 2004, increased 2005 interest income by $40.3 million.

The cost of funds for the year as a percentage of average earning assets increased 80 basis points from 2.04% in 2005 to 2.84% in 2006. As discussed in the deposits and wholesale borrowings section of management's discussion and analysis of financial condition and operating results, the rise in interest rates was the primary factor in this increase.

## CHANGES IN NET INTEREST INCOME-FULLY TAX-EQUIVALENT RATE/VOLUME ANALYSIS

| | Years ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 and 2005 | | | 2005 and 2004 | | |
| | Increase (Decrease) In Interest Income/Expense | | | Increase (Decrease) In Interest Income/Expense | | |
| | Volume | Yield/ Rate | Total | Volume | Yield/ Rate | Total |
| | (In thousands) | | | | | |
| **INTEREST INCOME** | | | | | | |
| Investment securities: | | | | | | |
| Taxable | $(15,262) | 7,478 | (7,784) | (7,352) | 4,625 | (2,727) |
| Tax-exempt | 982 | (299) | 683 | (271) | (333) | (604) |
| Loans held for sale | (307) | 606 | 299 | (89) | 854 | 765 |
| Loans | 12,514 | 56,830 | 69,344 | 7,024 | 39,473 | 46,497 |
| Federal funds sold | 109 | 41 | 150 | (3) | 33 | 30 |
| Total interest income | (1,964) | 64,656 | 62,692 | (691) | 44,652 | 43,961 |
| **INTEREST EXPENSE** | | | | | | |
| Interest on deposits: | | | | | | |
| Demand-interest bearing | (65) | 3,411 | 3,346 | 62 | 3,657 | 3,719 |
| Savings and money market accounts | (1,230) | 18,369 | 17,139 | (945) | 14,744 | 13,799 |
| Certificates and other time deposits ("CDs") | 7,367 | 29,746 | 37,113 | (3,498) | 8,722 | 5,224 |
| Securities sold under agreements to repurchase | (4,323) | 15,051 | 10,728 | (716) | 19,880 | 19,164 |
| Wholesale borrowings | (1,408) | 4,099 | 2,691 | 6,367 | (2,412) | 3,955 |
| Total interest expense | 341 | 70,676 | 71,017 | 1,270 | 44,591 | 45,861 |
| Net interest income | $ (2,305) | (6,020) | (8,325) | (1,961) | 61 | (1,900) |

*Note:* Rate/volume variances are allocated on the basis of absolute value of the change in each.

The net interest margin is calculated by dividing net interest income FTE by average earning assets. As with net interest income, the net interest margin is affected by the level and mix of earning assets, the proportion of earning assets funded by non-interest bearing liabilities, and the interest rate spread. In addition, the net interest margin is impacted by changes in federal income tax rates and regulations as they affect the tax-equivalent adjustment.

| | Year ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (Dollars in thousands) | | |
| Net interest income | $ 340,373 | 348,995 | 350,805 |
| Tax equivalent adjustment | 2,919 | 2,622 | 2,712 |
| Net interest income — FTE | $ 343,292 | 351,617 | 353,517 |
| Average earning assets | $9,261,292 | 9,434,664 | 9,515,958 |
| Net interest margin | 3.71% | 3.73% | 3.71% |

The net interest margin for 2006 was 3.71% compared to 3.73% in 2005 and 3.71% in 2004. As discussed in the previous section, the decrease in the net interest margin during 2006 was primarily a result of a drop in earning assets coupled with a shift in customer preference to higher yielding certificate of deposits. The increase in 2005 over 2004 was a result of higher yields on loans and investments.

**Other Income**

Excluding investment securities gains, other income totaled $195.1 million in 2006 an increase of $6.6 million or 3.49% from 2005 and an increase of $17.8 million or 10.07% from 2004. Other income as a percentage of net revenue (FTE net interest income plus other income, less gains from securities) was 36.24% compared to 34.90% in 2005. Explanations for the most significant changes in the components of other income are discussed immediately after the following table.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | | (In thousands) | |
| Trust department income | $ 22,653 | 22,134 | 21,595 |
| Service charges on deposits | 71,524 | 69,065 | 62,162 |
| Credit card fees | 44,725 | 40,972 | 37,728 |
| ATM and other service fees | 12,817 | 12,867 | 11,879 |
| Bank owned life insurance income | 14,339 | 12,264 | 12,314 |
| Investment services and life insurance | 9,820 | 10,608 | 12,850 |
| Investment securities gains (losses), net | 22 | 1,926 | (2,997) |
| Loan sales and servicing income | 7,513 | 6,397 | 6,075 |
| Other operating income | 11,735 | 14,233 | 12,679 |
| | $195,148 | 190,466 | 174,285 |

Trust department income, which has been positively impacted by improved stock market values, has increased by 2.34%, up $0.52 million in 2006 and 2.50%, up $0.54 million in 2005 over 2004. Service charges on deposits increased by $2.5 million or 3.56% in 2006, and $6.9 million or 11.10% in 2005 over 2004 primarily due to new initiatives to enhance account posting standardization and synchronization that were implemented throughout 2005 and 2006. Credit card fees increased $3.8 million or 9.16% in 2006, and $3.2 million or 8.60% in 2005 over 2004 primarily due to increased volumes. ATM and other service charge fees have decreased $0.05 million or 0.39%. This decrease was also volume driven. Bank owned life insurance income increased $2.1 million or 16.92% primarily due to death benefit proceeds received in 2006. There were no significant sales of investment securities during 2006. Investment securities gains increased $4.9 million in 2005 over 2004 primarily attributable to the other-than-temporary impairment loss of $5.8 million on FHLMC and FNMA perpetual preferred stock that was recorded in the fourth quarter of 2004. Loan sales and servicing income increased $1.1 million or 17.45% in 2006 and $0.3 million or 5.30% in 2005 over 2004 million reflecting the slow down in mortgage activity due to interest rate increases. Investment services and insurance income decreased $0.8 million in 2006 and $2.2 in 2005 over 2004 primarily attributable to a drop in annuity sales in our retail branches.

**Federal Income Taxes**

Federal income tax expense totaled $36.4 million in 2006 compared to $51.7 million in 2005 and $36.0 million in 2004. The effective federal income tax rate for 2006 was 27.7% compared to 28.4% in 2005 and 25.9% in 2004. During 2005 the statute expired on the 2001 consolidated federal income tax return, resulting in the release of tax reserves of $7.5 million which had been established for tax issues from a previous acquisition. As a result, the Corporation recorded a $4.3 million reduction in income tax expense. Additionally, $3.2 million in federal and state tax reserves were established for pending audits and years open for review for various taxing authorities. Pursuant to the anticipated changes in the requirements under SFAS 109 "Accounting for Income Taxes" and more fully described in Note 1 (Recently Issued Accounting Standards), tax reserves have been specifically estimated for potential at-risk items. During 2004, the Internal Revenue Service completed their examination of the Corporation's tax returns for the years ended December 31, 1999 and 2000. The Corporation was successful in resolving anticipated issues at less than previous expectations. As a result, the Corporation recorded a $4.6 million reduction in income tax expense. Of that amount, $2.5 million related to issues resolved during the 1999 and 2000 year audits; and $2.1 million for reserves no longer required related to bank-owned life insurance.

Further federal income tax information is contained in Note 11 (Federal Income Taxes) to these consolidated financial statements.

**Other Expenses**

Other expenses were $328.1 million in 2006 compared to $313.5 million in 2005 and $311.9 in 2004, an increase of $14.6 million or 4.65% over 2005 and an increase of $16.2 million or 5.18% over 2004.

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands) | | |
| Salaries and wages | $130,446 | 126,829 | 122,589 |
| Pension and employee benefits | 46,254 | 36,854 | 37,463 |
| Net occupancy expense | 24,814 | 23,730 | 22,557 |
| Equipment expense | 11,999 | 13,301 | 13,345 |
| Taxes, other than federal income taxes | (2,329) | 4,042 | 5,149 |
| Stationery, supplies and postage | 9,912 | 10,050 | 10,716 |
| Bankcard, loan processing, and other costs | 28,211 | 24,012 | 24,307 |
| Advertising | 7,085 | 7,704 | 6,931 |
| Professional services | 16,971 | 12,014 | 13,688 |
| Telephone | 4,722 | 4,556 | 4,718 |
| Amortization of intangibles | 889 | 889 | 889 |
| Other operating expense | 49,113 | 49,527 | 49,577 |
| | $328,087 | 313,508 | 311,929 |

Salaries and wages were $130.4 million in 2006, an increase of $3.6 million or 2.85% over 2005. Similarly, the increase in salaries and wages in 2005 over 2004 was $4.2 million or 3.46%. The increases generally reflect the annual employee merit increases. Pension and employee benefits were $46.3 million in 2006, an increase of $9.4 million or 25.51% over 2005, primarily due to increased pension expense and health care costs related to self insured medical plans. Note 12 (Benefit Plans) to the consolidated financial statements more fully describes the increases in pension and postretirement medical expenses.

Taxes, other than federal income tax were down $6.4 million primarily attributable to the successful resolution of multiple year and multiple jurisdictional non-income tax examinations. Bankcard, loan processing, and other costs were up $4.2 million consistent with the increase in volume in our credit card revenue. Professional services expenses increased $5.0 million or 41.26% in 2006 due to increased professional assistance in complying with the Bank Secrecy Act and Sarbanes Oxley.

The efficiency ratio for 2006 was 60.77%, compared to 57.88% in 2005 and 58.60% in 2004. The "lower is better" efficiency ratio indicates the percentage of operating costs that is used to generate each dollar of net revenue — that is during 2006, 60.77 cents was spent to generate each $1 of net revenue. Net revenue is defined as net interest income, on a tax-equivalent basis, plus other income less gains from the sales of securities.

**Investment Securities**

The investment portfolio is maintained by the Corporation to provide liquidity, earnings, and as a means of diversifying risk. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," investment securities have been classified as available-for-sale. In this classification, adjustment to fair value of the available-for-sale securities in the form of unrealized holdings gains and losses is excluded from earnings and reported net of taxes in the other comprehensive income section of shareholders' equity. At year-end 2006, the investment portfolio had a net unrealized loss of $47.1 million, which compares to a loss of $59.4 million at year-end 2005.

At year-ends 2006 and 2005, investment securities at fair value totaled $2.4 billion and $2.5 billion, respectively. The 5.44% decrease in the total portfolio occurred primarily in the mortgage-backed security portfolio. This decrease reflects the Corporation's balance sheet deleverage strategy. The Corporation has not reinvested the cash flow from the maturing investment portfolio in order to improve its asset/liability position. Also during 2006, the Corporation repurchased 2.5 million shares its own stock in an accelerated share repurchase arrangement with Goldman, Sachs & Co. The initial purchase price was $25.97. Additional discussion of the decrease in investment securities is located in the Liquidity Risk Management section of this report.

A summary of investment securities' fair value is presented below as of year-ends 2006 and 2005. Presented with the summary is a maturity distribution schedule with corresponding weighted average yields.

**Fair Value of Investment Securities**

| | At December 31, 2006 | At December 31, 2005 | Dollar Change | % Change |
|---|---|---|---|---|
| | (Dollars in thousands) | | | |
| U.S. Government agency obligations | $ 831,919 | 904,404 | (72,485) | (8.01)% |
| Obligations of states and political subdivisions | 196,798 | 93,837 | 102,961 | 109.72% |
| Mortgage-backed securities | 1,128,052 | 1,299,549 | (171,497) | (13.20)% |
| Other securities | 251,119 | 248,706 | 2,413 | 0.97% |
| | $2,407,888 | 2,546,496 | (138,608) | (5.44)% |

| | One Year or Less Amount | One Year or Less Weighted Average Yields | Over One Year Through Five Years Amount | Over One Year Through Five Years Weighted Average Yields | Over Five Years Through Ten Years Amount | Over Five Years Through Ten Years Weighted Average Yields | Over Ten Years Amount | Over Ten Years Weighted Average Yields |
|---|---|---|---|---|---|---|---|---|
| | (Dollars in thousands) | | | | | | | |
| U.S. Government agency obligations | 348,919 | 3.20% | 412,985 | 3.87% | 70,015 | 5.37% | — | — |
| Obligations of states and political subdivisions | 12,254 | 8.81%* | 20,763 | 7.76%* | 30,729 | 7.25%* | 133,052 | 5.67%* |
| Mortgage-backed securities | 5,206 | 6.01% | 951,612 | 4.04% | 171,234 | 4.36% | — | — |
| Other securities | 7,123 | 5.80% | 149,487 | 6.14% | — | — | 94,509 | 6.89% |
| | 373,502 | 3.47% | 1,534,847 | 4.25% | 271,978 | 4.95% | 227,561 | 6.18% |
| Percent of total | 15.51% | | 63.74% | | 11.30% | | 9.45% | |

* Fully tax-equivalent based upon federal income tax structure applicable at December 31, 2006.

Mortgage-backed securities ("MBS") accounted for 59% of the market value of the portfolio at year end with 26% representing fixed rate MBS; 21% adjustable rate MBS; and 12% invested in collateralized mortgage obligations. At year-end the fair value of 20 and 30 year MBSs was 8.0% of the portfolio. The estimated effective duration of the portfolio is 2.39% and is estimated to shorten to 1.65% given an immediate, parallel decrease of 100 basis points in interest rates. If rates were to increase 100 basis points in a similar fashion, the duration would increase to 2.80%. The investment portfolio would be expected to generate $616 million in cash flow over the next twelve months, given no change in interest rates.

The average yield on the portfolio was 4.15% in 2006 compared to 4.00% in 2005.

**Loans**

Total loans outstanding at year-end 2006 increased 3.17% to $6.9 billion compared to one year ago, at $6.7 billion. The following tables breakdown outstanding loans by category and provide a maturity summary of commercial loans.

| | At December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | | | (In thousands) | | |
| Commercial loans | $3,694,121 | 3,519,483 | 3,290,819 | 3,352,014 | 3,430,396 |
| Mortgage loans | 608,008 | 628,581 | 639,715 | 614,073 | 560,510 |
| Installment loans | 1,619,747 | 1,524,355 | 1,592,781 | 1,668,421 | 1,564,588 |
| Home equity loans | 731,473 | 778,697 | 676,230 | 637,749 | 597,060 |
| Credit card loans | 147,553 | 145,592 | 145,042 | 144,514 | 141,575 |
| Manufactured housing loans | — | — | — | — | 713,715 |
| Leases | 77,971 | 70,619 | 88,496 | 134,828 | 206,461 |
| Total loans | 6,878,873 | 6,667,327 | 6,433,083 | 6,551,599 | 7,214,305 |
| Less allowance for loan losses | 91,342 | 90,661 | 97,296 | 91,459 | 116,634 |
| Net loans | $6,787,531 | 6,576,666 | 6,335,787 | 6,460,140 | 7,097,671 |

| | At December 31, 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Commercial loans | Mortgage loans | Installment loans | Home equity loans | Credit card loans | Leases |
| | | | (In thousands) | | | |
| Due in one year or less | $1,535,923 | 185,101 | 526,817 | 279,877 | 96,239 | 32,794 |
| Due after one year but within five years | 1,769,087 | 316,338 | 880,730 | 384,688 | 50,815 | 40,533 |
| Due after five years | 389,111 | 106,569 | 212,200 | 66,908 | 499 | 4,644 |
| Total | $3,694,121 | 608,008 | 1,619,747 | 731,473 | 147,553 | 77,971 |
| Loans due after one year with interest at a predetermined fixed rate | $1,025,678 | 228,512 | 1,081,800 | 73,019 | 16,174 | 45,177 |
| Loans due after one year with interest at a floating rate | 1,132,520 | 194,395 | 11,130 | 378,577 | 35,140 | — |
| Total | $2,158,198 | 422,907 | 1,092,930 | 451,596 | 51,314 | 45,177 |

The manufacturing-based economy in Northeast Ohio continued to show signs of growth with commercial loans increasing 4.96% in 2006 and 7.37% in 2005. Single-family mortgage loans continue to be originated by the Corporation's mortgage subsidiary and the sold into the secondary mortgage market or held in portfolio. The increase in interest rates was the primary reason for the decline in mortgage loan originations and the 3.27% decrease in balances retained in portfolio.

Outstanding home equity loan balances decreased $47.2 million or 6.06% from December 31, 2006 as a result of discontinued marketing campaigns that drove up balances 15.5% in 2005 over 2004. Installment loans increased $95.4 million or 6.26% as customer preferences moved from home equity lines of credit to home equity fixed loans.

There is no predominant concentration of loans in any particular industry or group of industries. Most of the Corporation's business activity is with customers located within the state of Ohio.

**Allowance for Loan Losses and Reserve for Unfunded Lending Commitments**

The Corporation maintains what Management believes is an adequate allowance for loan losses. The Corporation and FirstMerit Bank regularly analyze the adequacy of their allowance through ongoing review of trends in risk ratings, delinquencies, nonperforming assets, charge-offs, economic conditions, and changes in the composition of the loan portfolio. Notes 1, 3 and 4 to the consolidated financial statements provide detailed information regarding the Corporation's credit policies and practices. The following tables display the components of the allowance for loan losses at December 31, 2006 and 2005.

At December 31, 2006 the allowance for loan losses was $91.3 million or 1.33% of loans outstanding, compared to $90.7 million or 1.36% at year-end 2005. The allowance equaled 168.03% of nonperforming loans at year-end 2006 compared to 145.61% at year-end 2005. The increase in the allowance for loan losses is attributable to additional reserves that were established to address identified risks associated with the slow down in the housing markets and the decline in residential and commercial real estate values. These reserves totaled $20.0 million at year-end 2006 and $5.4 million at year-end 2005. Nonperforming loans have decreased by $7.4 million over December 31, 2005 due to write downs which occurred in anticipation of a loan sale during the first quarter of 2007. These held for sale loans have been valued at their fair market value.

Net charge-offs were $75.4 million (including the allowance relating to loans held for sale) in 2006 compared to $50.5 million in 2005 and $55.4 million in 2004. As a percentage of average loans outstanding, net charge-offs and allowance for loans held for sale equaled 1.11% in 2006, 0.76% in 2005 and 0.85% in 2004. Losses are charged against the allowance for loan losses as soon as they are identified.

During the fourth quarter of 2006, Management reclassified $16.7 million of loans as impaired and arranged a loan sale of $73.7 million to facilitate improved credit quality with the commercial loan portfolio. (Of the loans identified as held for sale, $41.1 million were classified as nonperforming and $32.6 million were classified as performing.) The loan sale is scheduled to occur during the first quarter of 2007. Additionally, Management strengthened the allowance for loan losses by providing $14.5 million of additional provision to establish reserves to address identified risks associated with the slow down in the housing markets and the decline in residential and commercial real estate values.

During the first quarter of 2004, Management observed that rising input costs such as plastic resins, steel and petroleum would impact certain segments of our commercial and industrial loan portfolio. Management also observed a higher level of nonaccrual loans from within previously identified criticized loan levels while the economy was in an early stage of recovery. These observations led us to change some of the assumptions used in the Corporation's allowance for loan losses methodology by shortening the historical period used for estimating loss migration factors which had the effect of more heavily weighting recent loss history in the portfolio. The Corporation strengthened the allowance for loan losses by providing an additional $22.7 million above the quarter's charge-offs for the first quarter of 2004.

The allowance for unfunded lending commitments at December 31, 2006 and 2005 was $6.3 million and $6.1 million, respectively.

The allowance for credit losses, which includes both the allowance for loan losses and the reserve for unfunded lending commitments, amounted to $97.6 million at year-end 2006, $96.7 million at year-end 2005 and $103.1 million at year-end 2004.

## Allowance for Credit Losses

| | For the year ended December 31, 2006 | 2005 |
|---|---|---|
| | (In thousands) | |
| Allowance for loan losses, beginning of period | $ 90,661 | 97,296 |
| Net charge-offs | (52,342) | (50,455) |
| Allowance related to loans held for sale | (23,089) | — |
| Provision for loan losses | 76,112 | 43,820 |
| Allowance for loan losses, end of period | $ 91,342 | 90,661 |
| Reserve for unfunded lending commitments, beginning of period | $ 6,072 | 5,774 |
| Provision for credit losses | 222 | 298 |
| Reserve for unfunded lending commitments, end of period | $ 6,294 | 6,072 |
| Allowance for credit losses | $ 97,636 | 96,733 |

The following tables display the components of the allowance for loan losses at December 31, 2006 and 2005.

| Allowance for Loan Losses Components: | At December 31, 2006 — Loan Type: Commercial Loans | Commercial R/E Loans | Leases | Installment Loans | Home Equity Loans | Credit Card Loans | Res Mortgage Loans | Total |
|---|---|---|---|---|---|---|---|---|
| | (In thousands) | | | | | | | |
| *Individually Impaired Loan Component:* | | | | | | | | |
| Loan Balance | $ 19,394 | 41,889 | — | — | — | — | — | 61,283 |
| *Allowance* | 973 | 515 | — | — | — | — | — | 1,488 |
| *Collective Loan Impaired Components:* | | | | | | | | |
| Credit risk-graded loans | | | | | | | | |
| Grade 1 loan balance | 28,350 | 2,789 | 3,526 | | | | | 34,665 |
| Grade 1 allowance | 82 | 2 | 12 | | | | | 96 |
| Grade 2 loan balance | 144,084 | 109,238 | 8,927 | | | | | 262,249 |
| Grade 2 allowance | 757 | 412 | 55 | | | | | 1,224 |
| Grade 3 loan balance | 377,713 | 366,903 | 33,115 | | | | | 777,731 |
| Grade 3 allowance | 2,235 | 1,902 | 229 | | | | | 4,366 |
| Grade 4 loan balance | 859,458 | 1,512,529 | 28,072 | | | | | 2,400,059 |
| Grade 4 allowance | 16,555 | 17,124 | 643 | | | | | 34,322 |
| Grade 5 (Special Mention) loan balance | 57,281 | 100,657 | 96 | | | | | 158,034 |
| Grade 5 allowance | 3,351 | 4,163 | 5 | | | | | 7,519 |
| Grade 6 (Substandard) loan balance | 42,771 | 30,604 | 2,196 | | | | | 75,571 |
| Grade 6 allowance | 5,598 | 3,118 | 257 | | | | | 8,973 |
| Grade 7 (Doubtful) loan balance | 442 | 19 | — | | | | | 461 |
| Grade 7 allowance | 150 | 3 | — | | | | | 153 |
| *Consumer loans based on payment status:* | | | | | | | | |
| Current loan balances | | | 1,802 | 1,600,560 | 728,302 | 142,598 | 576,927 | 3,050,189 |
| Current loan allowance | | | 6 | 15,058 | 2,499 | 3,578 | 3,201 | 24,342 |
| 30 days past due loan balance | | | 171 | 13,165 | 2,084 | 1,977 | 11,813 | 29,210 |
| 30 days past due loan allowance | | | 2 | 1,245 | 236 | 725 | 399 | 2,607 |
| 60 days past due loan balance | | | 30 | 4,340 | 523 | 1,122 | 4,840 | 10,855 |
| 60 days past due loan allowance | | | 1 | 1,180 | 150 | 660 | 524 | 2,515 |
| 90+ days past due loan balance | | | 36 | 1,682 | 564 | 1,856 | 14,428 | 18,566 |
| 90+ days past due loan allowance | | | 4 | 823 | 266 | 1,628 | 1,016 | 3,737 |
| Total loans | $1,529,493 | 2,164,628 | 77,971 | 1,619,747 | 731,473 | 147,553 | 608,008 | 6,878,873 |
| Total Allowance for Loan Losses | $ 29,701 | 27,239 | 1,214 | 18,306 | 3,151 | 6,591 | 5,140 | 91,342 |

| Allowance for Loan Losses Components: | At December 31, 2005 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | Loan Type | | | | | | | |
| | Commercial Loans | Commercial R/E Loans | Leases | Installment Loans | Home Equity Loans | Credit Card Loans | Res Mortgage Loans | Total |
| | (In thousands) | | | | | | | |
| *Individually Impaired Loan Component:* | | | | | | | | |
| Loan balance | $ 27,515 | 18,254 | — | — | — | — | — | 45,769 |
| Allowance | 4,534 | 2,851 | — | — | — | — | — | 7,385 |
| *Collective Loan Impairment Components:* | | | | | | | | |
| Credit risk-graded loans | | | | | | | | |
| Grade 1 loan balance | 16,353 | 2,233 | — | | | | | 18,586 |
| Grade 1 allowance | 64 | 3 | — | | | | | 67 |
| Grade 2 loan balance | 159,785 | 99,392 | 3,643 | | | | | 262,820 |
| Grade 2 allowance | 1,297 | 341 | 33 | | | | | 1,671 |
| Grade 3 loan balance | 244,116 | 369,866 | 25,245 | | | | | 639,227 |
| Grade 3 allowance | 2,008 | 1,583 | 231 | | | | | 3,822 |
| Grade 4 loan balance | 851,968 | 1,514,990 | 31,428 | | | | | 2,398,386 |
| Grade 4 allowance | 15,600 | 11,387 | 1,018 | | | | | 28,005 |
| Grade 5 (Special Mention) loan balance | 58,878 | 46,657 | 127 | | | | | 105,662 |
| Grade 5 allowance | 3,463 | 1,110 | 8 | | | | | 4,581 |
| Grade 6 (Substandard) loan balance | 69,358 | 53,333 | 3,111 | | | | | 125,802 |
| Grade 6 allowance | 8,265 | 3,089 | 413 | | | | | 11,767 |
| Grade 7 (Doubtful) loan balance | 324 | 377 | — | | | | | 701 |
| Grade 7 allowance | 117 | 40 | — | | | | | 157 |
| *Consumer loans based on payment status:* | | | | | | | | |
| Current loan balances | | | 6,687 | 1,500,694 | 775,912 | 141,888 | 597,705 | 3,022,886 |
| Current loans allowance | | | 95 | 18,962 | 1,918 | 4,014 | 969 | 25,958 |
| 30 days past due loan balance | | | 250 | 15,574 | 1,764 | 1,453 | 14,461 | 33,502 |
| 30 days past due allowance | | | 8 | 1,456 | 108 | 545 | 133 | 2,250 |
| 60 days past due loan balance | | | 75 | 5,296 | 511 | 1,154 | 4,569 | 11,605 |
| 60 days past due allowance | | | 9 | 1,401 | 87 | 699 | 133 | 2,329 |
| 90+ days past due loan balance | | | 53 | 2,791 | 510 | 1,097 | 11,846 | 16,297 |
| 90+ days past due allowance | | | 16 | 1,377 | 155 | 975 | 146 | 2,669 |
| Total loans | $1,428,297 | 2,105,102 | 70,619 | 1,524,355 | 778,697 | 145,592 | 628,581 | 6,681,243 |
| Total Allowance for Loan Losses | $ 35,348 | 20,404 | 1,831 | 23,196 | 2,268 | 6,233 | 1,381 | 90,661 |

A five-year summary of activity follows:

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2003 | 2002 |
| | (Dollars in thousands) | | | | |
| Allowance for loan losses at January 1, | $ 90,661 | 97,296 | 91,459 | 116,634 | 119,784 |
| Loans charged off: | | | | | |
| Commercial | 32,628 | 19,349 | 25,073 | 34,093 | 31,970 |
| Mortgage | 1,670 | 1,721 | 1,174 | 1,016 | 622 |
| Installment | 20,682 | 29,307 | 35,958 | 42,093 | 37,272 |
| Home equity | 3,847 | 4,340 | 3,085 | 3,428 | 3,768 |
| Credit cards | 8,294 | 11,320 | 11,254 | 12,667 | 12,417 |
| Manufactured housing | — | — | 443 | 21,633 | 27,934 |
| Leases | 3,607 | 3,068 | 2,012 | 4,947 | 6,342 |
| Total | 70,728 | 69,105 | 78,999 | 119,877 | 120,325 |
| Recoveries: | | | | | |
| Commercial | 3,734 | 4,166 | 6,068 | 2,597 | 1,836 |
| Mortgage | 142 | 190 | 42 | 235 | 41 |
| Installment | 10,340 | 9,495 | 11,545 | 11,872 | 12,446 |
| Home equity | 1,293 | 1,302 | 1,430 | 1,183 | 1,002 |
| Credit cards | 2,123 | 2,348 | 2,920 | 2,165 | 2,567 |
| Manufactured housing | 451 | 710 | 1,088 | 3,143 | 3,411 |
| Leases | 303 | 439 | 491 | 661 | 489 |
| Total | 18,386 | 18,650 | 23,584 | 21,856 | 21,792 |
| Net charge-offs | 52,342 | 50,455 | 55,415 | 98,021 | 98,533 |
| Allowance related to loans held for sale/sold | (23,089) | — | (12,671) | (29,427) | — |
| Reclassification to lease residual reserve | — | — | — | — | (2,540) |
| Provision for loan losses | 76,112 | 43,820 | 73,923 | 102,273 | 97,923 |
| Allowance for loan losses at December 31, | $ 91,342 | 90,661 | 97,296 | 91,459 | 116,634 |
| Average loans outstanding | $6,798,338 | 6,610,509 | 6,493,472 | 7,138,673 | 7,350,952 |
| Ratio to average loans: | | | | | |
| Net charge-offs | 0.77% | 0.76% | 0.85% | 1.37% | 1.34% |
| Net charge-offs and allowance related to loans held for sale/sold | 1.11% | 0.76% | 1.05% | 1.79% | 1.34% |
| Provision for loan losses | 1.12% | 0.66% | 1.14% | 1.43% | 1.33% |
| Loans outstanding at end of year | $6,878,873 | 6,681,243 | 6,433,083 | 6,551,599 | 7,214,305 |
| Allowance for loan losses: | | | | | |
| As a percent of loans outstanding at end of year | 1.33% | 1.36% | 1.51% | 1.40% | 1.62% |
| As a multiple of net charge-offs | 1.75 | 1.80 | 1.76 | 0.93 | 1.18 |
| As a multiple of net charge-offs and allowance related to loans sold | 1.21 | 1.80 | 1.43 | 0.91 | 1.18 |

**Asset Quality**

Making a loan to earn an interest spread inherently includes taking the risk of not being repaid. Successful management of credit risk requires making good underwriting decisions, carefully administering the loan portfolio and diligently collecting delinquent accounts.

The Corporation's Credit Policy Division manages credit risk by establishing common credit policies for its subsidiaries, participating in approval of their largest loans, conducting reviews of their loan portfolios, providing them with centralized consumer underwriting, collections and loan operations services, and overseeing their loan workouts. Notes 1, 3 and 4 to the consolidated financial statements, provide detailed information regarding the Corporation's credit policies and practices.

The Corporation's objective is to minimize losses from its commercial lending activities and to maintain consumer losses at acceptable levels that are stable and consistent with growth and profitability objectives.

***Nonperforming Loans are defined as follows:***

- ***Nonaccrual loans*** on which interest is no longer accrued because its collection is doubtful.
- ***Restructured loans*** on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven.

***Nonperforming Assets are defined as follows:***

- ***Nonaccrual loans*** on which interest is no longer accrued because its collection is doubtful.
- ***Restructured loans*** on which, due to deterioration in the borrower's financial condition, the original terms have been modified in favor of the borrower or either principal or interest has been forgiven.
- ***Other real estate (ORE)*** acquired through foreclosure in satisfaction of a loan.

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2006** | **2005** | **2004** | **2003** | **2002** |
| | (Dollars in thousands) | | | | |
| Nonperforming Loans: | | | | | |
| Nonaccrual | $54,362 | 62,262 | 40,516 | 73,604 | 82,283 |
| Restructured | — | — | — | 35 | 48 |
| Total impaired loans | 54,362 | 62,262 | 40,516 | 73,639 | 82,331 |
| ORE | 9,815 | 9,995 | 5,375 | 7,527 | 7,203 |
| Total nonperforming assets | $64,177 | 72,257 | 45,891 | 81,166 | 89,534 |
| Loans past due 90 days or more accruing interest | $16,860 | 17,931 | 20,703 | 27,515 | 43,534 |
| Total nonperforming assets as a percentage of total loans and ORE | 0.93% | 1.08% | 0.71% | 1.24% | 1.24% |

During the fourth quarter of 2006, the Corporation identified $73.7 million of commercial loans that were written down to their fair value of $50.6 million and reclassified as loans held for sale in anticipation of a loan sale scheduled for the first quarter of 2007. Additionally, $7.1 million of other real estate was written down to $5.0 million that will also be included in the loan sale.

During January 2006, additional information on one criticized commercial relationship led the Corporation to conclude that the borrower's financial condition was significantly worse than what previously had been represented to FirstMerit Bank as of December 31, 2005. Based upon this analysis, the Corporation down graded this relationship to substandard (nonaccrual) and the estimated loss related to this commercial relationship is fully reflected.

In the second quarter of 2004, the Corporation sold $34.9 million of nonperforming loans. During 2003, the Corporation sold $11.1 million of nonaccrual commercial loans and $621 million of manufactured housing loans, contributing to the continuing decline in non-performing assets and loans past due 90 days or more accruing interest.

During 2006 and 2005, total nonperforming loans earned $11.3 thousand and none, respectively, in interest income. Had they been paid in accordance with the payment terms in force prior to being considered impaired, on nonaccrual status, or restructured, they would have earned $5.9 million for both years in interest income.

In addition to nonperforming loans and loans 90 day past due and still accruing interest, Management identified potential problem commercial loans (classified as substandard and doubtful) totaling $83.0 million at year-end 2006 and $110.0 million at year-end 2005. These loans are closely monitored for any further deterioration in the borrowers' financial condition and for the borrowers' ability to comply with terms of the loans.

| **Period End** | **4Q2006** | **3Q2006** | **2Q06** | **1Q06** | **4Q05** |
|---|---|---|---|---|---|
| | | | (In thousands) | | |
| Nonaccrual commercial loans beginning of period | $ 52,621 | 41,927 | 56,258 | 54,176 | 34,144 |
| Credit Actions: | | | | | |
| New | 27,087 | 31,619 | 6,652 | 10,259 | 29,778 |
| Loan and lease losses | (24,592) | (4,006) | (1,927) | (3,385) | (3,005) |
| Charged down | (3,616) | (2,725) | (5,079) | (2,681) | (5,285) |
| Return to accruing status | (3,985) | (773) | (2,260) | (369) | (1,179) |
| Payments | (2,470) | (13,421) | (2,864) | (1,742) | (277) |
| Sales | — | — | (8,853) | — | — |
| Nonaccrual commercial loans end of period | $ 45,045 | 52,621 | 41,927 | 56,258 | 54,176 |

**Deposits, Securities Sold Under Agreements to Repurchase and Wholesale Borrowings**

Average deposits for 2006 totaled $7.4 billion compared to $7.3 billion in 2005. Decreases in non-interest bearing and interest bearing demand accounts reflect a shift in customer preference for time deposit accounts with higher yields. The following ratios and table provide additional information about the change in the mix of customer deposits.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2004 | |
| | Average Balance | Average Rate | Average Balance | Average Rate | Average Balance | Average Rate |
| | | | (Dollars in thousands) | | | |
| Demand deposits- noninterest-bearing | $1,434,539 | — | $1,466,106 | — | $1,398,112 | — |
| Demand deposits- interest-bearing | 818,735 | 1.13% | 827,829 | 0.71% | 805,419 | 0.27% |
| Savings and money market accounts | 2,271,654 | 2.20% | 2,356,813 | 1.40% | 2,473,728 | 0.77% |
| Certificates and other time deposits | 2,859,218 | 4.33% | 2,647,908 | 3.28% | 2,762,975 | 2.95% |
| Total customer deposits | 7,384,146 | 2.48% | 7,298,656 | 1.72% | 7,440,234 | 1.38% |
| Securities sold under agreements to repurchase | 1,283,951 | 4.37% | 1,409,135 | 3.22% | 1,447,629 | 1.81% |
| Wholesale borrowings | 404,723 | 5.96% | 431,787 | 4.97% | 307,867 | 5.68% |
| Total funds | $9,072,820 | | $9,139,578 | | $9,195,730 | |

Total demand deposits comprised 30.52% of average deposits in 2006 compared to 31.43% in 2005 and 29.62% in 2004. Savings accounts, including money market products, made up 30.76% of average deposits in 2006 compared to 32.29% in 2005 and 33.25% in 2004. CDs made up 38.72% of average deposits in 2006, 36.28% in 2005 and 37.14% in 2004.

The average cost of deposits, securities sold under agreements to repurchase and wholesale borrowings was up 80 basis points compared to one year ago, or 2.90% in 2006 due to the rising rate environment.

The following table summarizes CDs in amounts of $100 thousand or more as of year-end 2006, by time remaining until maturity.

| Time until maturity: | Amount (In thousands) |
|---|---|
| Under 3 months | $ 429,919 |
| 3 to 6 months | 410,439 |
| 6 to 12 months | 269,619 |
| Over 12 months | 113,732 |
| | $1,223,709 |

### Interest Rate Sensitivity

Interest rate sensitivity measures the potential exposure of earnings and capital to changes in market interest rates. The Corporation has a policy that provides guidelines in the management of interest rate risk. This policy is reviewed periodically to ensure it complies with trends in the financial markets and the industry.

The following analysis divides interest bearing assets and liabilities into maturity categories and measures the "GAP" between maturing assets and liabilities in each category. The Corporation analyzes the historical sensitivity of its interest bearing transaction accounts to determine the portion that it classifies as interest rate sensitive versus the portion classified over one year. The analysis shows that liabilities maturing within one year exceed assets maturing within the same period by $312.1 million. The Corporation uses the GAP analysis and other tools to monitor rate risk. Focusing on estimated repricing activity within one year, the Corporation was in a liability sensitive position at December 31, 2006 as illustrated in the following table.

| | 1-30 Days | 31-60 Days | 61-90 Days | 91-180 Days | 181-365 Days | Over 1 Year | Total |
|---|---|---|---|---|---|---|---|
| | | | | (In thousands) | | | |
| Interest Earning Assets: | | | | | | | |
| Loans and leases | $2,976,281 | 160,547 | 168,683 | 367,031 | 801,385 | 2,500,218 | 6,974,145 |
| Investment securities and federal funds sold | 67,209 | 75,489 | 178,306 | 156,007 | 349,831 | 1,581,046 | 2,407,888 |
| Total Interest Earning Assets | $3,043,490 | 236,036 | 346,989 | 523,038 | 1,151,216 | 4,081,264 | 9,382,033 |
| Interest Bearing Liabilities: | | | | | | | |
| Demand — interest bearing | 84,480 | — | 125,698 | — | — | 589,393 | 799,571 |
| Savings and money market accounts | 589,757 | 143,678 | 440,138 | 222,938 | — | 871,175 | 2,267,686 |
| Certificate and other time deposits | 256,117 | 189,321 | 238,254 | 838,840 | 949,261 | 504,774 | 2,976,567 |
| Securities sold under agreements to repurchase | 1,056,915 | 36,800 | 21,000 | 18,606 | 93,500 | 35,000 | 1,261,821 |
| Wholesale borrowings | 250,704 | 26,850 | — | 30,000 | — | 156,673 | 464,227 |
| Total Interest Bearing Liabilities | $2,237,973 | 396,649 | 825,090 | 1,110,384 | 1,042,761 | 2,157,015 | 7,769,872 |
| Total GAP | $ 805,517 | (160,613) | (478,101) | (587,346) | 108,455 | 1,924,249 | 1,612,161 |
| Cumulative GAP | $ 805,517 | 644,904 | 166,803 | (420,543) | (312,088) | 1,612,161 | |

### Market Risk

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices, including the correlation among these factors and their volatility. The Corporation is primarily exposed to interest rate risk as a result of offering a wide array of financial products to its customers.

Changes in market interest rates may result in changes in the fair market value of the Corporation's financial instruments, cash flows, and net interest income. The Corporation seeks to achieve consistent growth in net interest income and capital while managing volatility arising from shifts in market interest rates. The Asset and Liability Committee ("ALCO") oversees market risk management, establishing risk measures, limits, and policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. According to these policies, responsibility for measuring and the management of interest rate risk resides in the Corporate Treasury function.

Interest rate risk on the Corporation's balance sheets consists of reprice, option, and basis risks. Reprice risk results from differences in the maturity, or repricing, of asset and liability portfolios. Option risk arises from "embedded options" present in the investment portfolio and in many financial instruments such as loan prepayment options, deposit early withdrawal options, and interest rate options. These options allow customers opportunities to benefit when market interest rates change, which typically results in higher costs or lower revenue for the Corporation. Basis risk refers to the potential for changes in the underlying relationship between market rates or indices, which subsequently result in a narrowing of profit spread on an earning asset or liability. Basis risk is also present in administered rate liabilities, such as interest-bearing checking accounts, savings accounts and money market accounts where historical pricing relationships to market rates may change due to the level or directional change in market interest rates.

The interest rate risk position is measured and monitored using risk management tools, including earnings simulation modeling and economic value of equity sensitivity analysis, which capture both near-term and long-term interest rate risk exposures. Combining the results from these separate risk measurement processes allows a reasonably comprehensive view of short-term and long-term interest rate risk in the Corporation.

Earnings simulation involves forecasting net interest earnings under a variety of scenarios including changes in the level of interest rates, the shape of the yield curve, and spreads between market interest rates. The sensitivity of net interest income to changes in interest rates is measured using numerous interest rate scenarios including shocks, gradual ramps; curve flattening, curve steepening as well as forecasts of likely interest rates scenarios. Presented below is the Corporation's interest rate risk profile as of December 31, 2006:

| | Immediate Change in Rates and Resulting Percentage Increase/(Decrease) in Net Interest Income: | | | |
|---|---|---|---|---|
| | − 100 basis points | + 100 basis points | + 200 basis points | + 300 basis points |
| December 31, 2006 | (0.09)% | 0.05% | (0.35)% | (0.83)% |
| December 31, 2005 | (1.50)% | 0.15% | 0.01% | (0.51)% |

Modeling the sensitivity of net interest earnings to changes in market interest rates is highly dependent on numerous assumptions incorporated into the modeling process. To the extent that actual performance is different than what was assumed, actual net interest earnings sensitivity may be different than projected. The assumptions used in the models are Management's best estimate based on studies conducted by the ALCO department. The ALCO department uses a data-warehouse to study interest rate risk at a transactional level and uses various ad-hoc reports to refine assumptions continuously. Assumptions and methodologies regarding administered rate liabilities (e.g., savings, money market and interest-bearing checking accounts), balance trends, and repricing relationships reflect management's best estimate of expected behavior and these assumptions are reviewed regularly.

The Corporation also has longer-term interest rate risk exposure, which may not be appropriately measured by earnings sensitivity analysis. ALCO uses economic value of equity ("EVE") sensitivity analysis to study the impact of long-term cash flows on earnings and capital. EVE involves discounting present values of all cash flows of on balance sheet and off balance sheet items under different interest rate scenarios. The discounted present value of all cash flows represents the Corporation's economic value of equity. The analysis requires modifying the expected cash flows in each interest rate scenario, which will impact the discounted present value. The amount of base-case measurement and its sensitivity to shifts in the yield curve allow management to measure longer-term repricing and option risk in the balance sheet. Presented below is the Corporation's EVE profile as of December 31, 2006 and 2005:

| | Immediate Change in Rates and Resulting Percentage Increase/(Decrease) in EVE: | | | |
|---|---|---|---|---|
| | − 100 basis points | + 100 basis points | + 200 basis points | + 300 basis points |
| December 31, 2006 | (3.58)% | 0.53% | (0.33)% | (2.38)% |
| December 31, 2005 | (3.26)% | 0.48% | 0.14% | (0.85)% |

During the year ended December 31, 2006, $150.9 million (excluding security valuation adjustments) of maturing investment portfolio cash flows were not reinvested. The net additional funds were used to fund loan growth and reduce the dependency on deposit growth. This was part of the overall balance sheet remix strategy employed by the Corporation to shift earning assets into higher yielding instruments. The duration of the portfolio is 2.39% as of December 31, 2006 as compared to 2.42% on December 31, 2005.

**Capital Resources**

Financial institutions are subject to a strict uniform system of capital-based regulations. Under this system, there are five different categories of capitalization, with "prompt corrective actions" and significant operational restrictions imposed on institutions that are capital deficient under the categories. The five categories are: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

To be considered well capitalized an institution must have a total risk-based capital ratio of at least 6%, a leverage capital ratio of 5%, and must not be subject to any order or directive requiring the institution to improve its capital level. An adequately capitalized institution has a total risk-based capital ratio of at least 8%, a Tier I capital ratio of at least 4% and a leverage capital ratio of at least 4%. Institutions with lower capital levels are deemed to be undercapitalized, significantly undercapitalized or critically undercapitalized, depending on their actual capital levels. The appropriate federal regulatory agency may also downgrade an institution to the next lower capital category upon a determination that the institution is in an unsafe or unsound practice. Institutions are required to monitor closely their capital levels and to notify their appropriate regulatory agency of any basis for a change in capital category. At year-end 2006 the Corporation, on a consolidated basis, as well as FirstMerit Bank, exceeded the minimum capital levels of the well capitalized category.

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2004 | |
| | | | (Dollars in thousands) | | | |
| **Consolidated** | | | | | | |
| Total equity | $846,111 | 8.25% | $ 937,580 | 9.23% | $ 981,257 | 9.69% |
| Common equity | 846,111 | 8.25% | 937,580 | 9.23% | 981,257 | 9.69% |
| Tangible common equity(a) | 704,001 | 6.96% | 794,579 | 7.93% | 837,365 | 8.39% |
| Tier 1 capital(b) | 804,959 | 10.07% | 858,879 | 10.60% | 871,197 | 11.09% |
| Total risk-based capital(c) | 993,716 | 12.44% | 1,075,987 | 13.28% | 1,119,095 | 14.25% |
| Leverage(d) | 804,959 | 7.95% | 858,879 | 8.48% | 871,197 | 8.72% |

| | At December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | 2005 | | 2004 | |
| **Bank Only** | | | | | | |
| Total equity | $704,047 | 6.87% | $712,378 | 7.02% | $ 791,486 | 7.83% |
| Common equity | 704,047 | 6.87% | 712,378 | 7.02% | 791,486 | 7.83% |
| Tangible common equity(a) | 561,937 | 5.56% | 569,377 | 5.69% | 647,594 | 6.50% |
| Tier 1 capital(b) | 750,912 | 9.41% | 722,814 | 8.94% | 771,854 | 9.85% |
| Total risk-based capital(c) | 936,720 | 11.74% | 937,233 | 11.59% | 1,017,214 | 12.98% |
| Leverage(d) | 750,912 | 7.42% | 722,814 | 7.15% | 771,854 | 7.75% |

a) Common equity less all intangibles; computed as a ratio to total assets less intangible assets.

b) Shareholders' equity less goodwill; computed as a ratio to risk-adjusted assets, as defined in the 1992 risk-based capital guidelines.

c) Tier 1 capital plus qualifying loan loss allowance, computed as a ratio to risk-adjusted assets, as defined in the 1992 risk-based capital guidelines.

d) Tier 1 capital; computed as a ratio to the latest quarter's average assets less goodwill.

During 2006, the Corporation's Directors increased the quarterly cash dividend, marking the twenty-sixth consecutive year of annual increases since the Corporation's formation in 1981. The current quarterly cash dividend of $0.29 has an indicated annual rate of $1.16.

**Liquidity Risk Management**

Liquidity risk is the possibility of the Corporation being unable to meet current and future financial obligations in a timely manner. Liquidity is managed to ensure stable, reliable and cost-effective sources of funds to satisfy demand for credit, deposit withdrawals and investment opportunities. The Corporation considers core earnings, strong capital ratios and credit quality essential for maintaining high credit ratings, which allow the Corporation cost-effective access to market-based liquidity. The Corporation relies on a large, stable core deposit base and a diversified base of wholesale funding sources to manage liquidity risk.

The Corporation's Treasury Group is responsible for identifying, measuring and monitoring the Corporation's liquidity profile. The position is evaluated daily, weekly and monthly by analyzing the composition of all funding sources, reviewing projected liquidity commitments by future month and identifying sources and uses of funds. Treasury Group also prepares a contingency funding plan that details the potential erosion of funds in the event of a systemic financial market crisis or institution-specific stress. In addition, the overall management of the Corporation's liquidity position is integrated into retail deposit pricing policies to ensure a stable core deposit base.

The Corporation's primary source of liquidity is its core deposit base, raised through its retail branch system. The Corporation also has available unused wholesale sources of liquidity, including advances from the Federal Home Loan Bank of Cincinnati, borrowings through the discount window of the Federal Reserve Bank of Cleveland, debt issuance through dealers in the capital markets and access to certificates of deposit issued through brokers. Liquidity is also provided by unencumbered, or un-pledged, investment securities that totaled $341.4 million at December 31, 2006.

*Funding Trends for the Year* — For the year ended December 31, 2006, lower cost core deposits decreased by $135.8 million. In aggregate, total deposits increased $265.3 million reflecting a shift in customer preferences for time deposit accounts with higher yields. Securities sold under agreements to repurchase decreased by $164.2 million from the end of 2005 to year-end 2006. The Corporation's loan to deposit ratio decreased to 91.73% at December 31, 2006 compared to 92.17% at December 31, 2005.

*Parent Company Liquidity* — FirstMerit Corporation manages its liquidity principally through dividends from the bank subsidiary. During 2006, FirstMerit Bank paid FirstMerit Corporation a total of $72.0 million in dividends. As of year-end 2006, FirstMerit Bank had an additional $22.9 million available to pay dividends without regulatory approval.

**Contractual Obligations, Commitments, Contingent Liabilities, and Off-Balance Sheet Arrangements**

The Corporation has various contractual obligations which are recorded as liabilities in our consolidated financial statements. The following table summarizes the Corporation's significant obligations at December 31, 2006 and the future periods in which such obligations are expected to be settled in cash. Additional details regarding these obligations are provided in the footnotes to the consolidated financial statements, as referenced in the table:

The following table details the amounts and expected maturities of significant commitments and off-balance sheet arrangements as of December 31, 2006. Additionally details of these commitments are provided in the footnotes to the consolidated financial statements, as referenced in the following table:

**Contractual Obligations**

| | | Payments Due in | | | | |
|---|---|---|---|---|---|---|
| | Note Reference | Total | One Year or Less | One to Three Years | Three to Five Years | Over Five Years |
| | | (In thousands) | | | | |
| Deposits without a stated maturity(a) | | $4,522,354 | 4,522,354 | — | — | — |
| Consumer and brokered certificates of deposits(a) | | 2,976,569 | 2,464,201 | 406,779 | 100,780 | 4,809 |
| Federal funds borrowed and security repurchase agreements | 10 | 1,261,821 | 1,226,821 | 35,000 | — | — |
| Long-term debt | 10 | 213,821 | 36,104 | 260 | 150,122 | 27,335 |
| Capital lease obligations(c) | 18 | — | — | — | — | — |
| Operating leases(b) | 18 | 35,283 | 6,364 | 12,263 | 2,508 | 14,148 |
| Purchase obligations(c) | | — | — | — | — | — |
| Total | | $9,009,848 | 8,255,844 | 454,302 | 253,410 | 46,292 |

(a) Excludes interest.

(b) The Corporation's operating lease obligations represent commitments under noncancelable operating leases on branch facilities and equipment.

(c) There were no material purchase or capital lease obligations outstanding at December 31, 2006.

**Commitments and Off Balance Sheet Arrangements**

| | | Payments Due in | | | | |
|---|---|---|---|---|---|---|
| | Note Reference | Total | One Year or Less | One to Three Years | Three to Five Years | Over Five Years |
| | | (In thousands) | | | | |
| Commitments to extend credit(d) | 17 | $3,105,796 | 1,701,119 | 346,423 | 186,289 | 871,965 |
| Standby letters of credit | 17 | 198,225 | 90,634 | 46,817 | 50,618 | 10,156 |
| Loans sold with recourse(d) | 17 | 40,565 | 40,565 | — | — | — |
| Postretirement benefits(e) | 12 | 26,164 | 2,266 | 4,722 | 5,263 | 13,913 |
| Total | | $3,370,750 | 1,834,584 | 397,962 | 242,170 | 896,034 |

(d) Commitments to extend credit do not necessarily represent future cash requirements, in that these commitments often expire without being drawn upon.

(e) The postretirement benefit payments represent actuarilly determined future benefits to eligible plan participants. SFAS 106 requires that the liability be recorded at net present value while the future payments contained in this table have not been discounted.

## Effects of Inflation

The assets and liabilities of the Corporation are primarily monetary in nature and are more directly affected by the fluctuation in interest rates than inflation. Movement in interest rates is a result of the perceived changes in inflation as well as monetary and fiscal policies. Interest rates and inflation do not move with the same velocity or within the same time frame, therefore, a direct relationship to the inflation rate cannot be shown. The financial information presented in this report, based on historical data, has a direct correlation to the influence of market levels of interest rates. Therefore, Management believes that there is no material benefit in presenting a statement of financial data adjusted for inflationary changes.

## Critical Accounting Policies

The Corporation's most significant accounting policies are presented in Note 1 to the consolidated financial statements. Management has determined that accounting for the allowance for loan losses, income taxes, and mortgage servicing rights, derivative instruments and hedging activities, and pension and postretirement benefits are deemed critical since they involve the use of estimates and require significant Management judgments. Application of assumptions different than those used by Management could result in material changes in the Corporation's financial position or results of operations. Accounting for these critical areas requires the most subjective and complex judgments that could be subject to revision as new information becomes available.

As explained in Note 1 (Summary of Significant Accounting Policies) and Note 4 (Allowance for Loan Losses) to these consolidated financial statements, the allowance for loan losses represents Management's estimate of probable credit losses inherent in the loan portfolio. This estimate is based on the current economy's impact on the timing and expected amounts of future cash flows on impaired loans, as well as historical loss experience associated with homogenous pools of loans.

Management's estimate of the allowance for the commercial portfolio could be affected by risk rating upgrades or downgrades as a result of fluctuations in the general economy, developments within a particular industry, or changes in an individual credit due to factors particular to that credit such as competition, management or business performance. A reasonably possible scenario would be an estimated 10% migration of lower risk-related pass credits to criticized status which could increase the inherent losses by $33.9 million. A 10% reduction in the level of criticized credits is also possible, which would result in an estimated $1.3 million lower inherent loss.

For the consumer portfolio, where individual products are reviewed on a group basis or in loan pools, losses can be affected by such things as collateral value, loss severity, the economy, and other uncontrollable factors. The consumer portfolio is largely comprised of loans that are secured by primary residences and home equity lines and loans. A 10 basis point increase or decrease in the estimated loss rates on the residential mortgage and home equity line and loan portfolios would change the inherent losses by $1.3 million. The remaining consumer portfolio inherent loss analysis includes reasonably possible scenarios with estimated loss rates increasing or decreasing by 25 basis points, which would change the related inherent losses by $4.4 million.

Additionally the estimate of the allowance for loan losses for the entire portfolio may change due to modifications in the mix and level of loan balances outstanding and general economic conditions as evidenced by changes in interest rates, unemployment rates, bankruptcy filings, used car prices and real estate values. While no one factor is dominant, each has the ability to result in actual loan losses which differ from originally estimated amounts.

The information presented above demonstrates the sensitivity of the allowance to key assumptions. This sensitivity analysis does not reflect an expected outcome.

The income tax amounts in Note 11 (Federal Income Taxes) to these consolidated financial statements reflect the current period income tax expense for all periods' shown, as well as future tax liabilities associated with differences in the timing of expenses and income recognition for book and tax accounting purposes. The calculation of the Corporation's income tax provision is complex and requires the use of estimates and judgments in its determination. The current income tax liability also includes Management's estimate of potential adjustments by taxing authorities. Changes to the Corporation's estimated accrued taxes can occur periodically due to changes in tax rates, implementation of new business strategies, resolution of issues with taxing authorities regarding previously taken tax positions and newly enacted statutory, judicial and regulatory guidance. These changes, when they occur, affect accrued taxes and can be material to the Corporation's operating results for any particular reporting period. The potential impact to the Corporation's operating results for any of the changes cannot be reasonably estimated.

Accounting for mortgage servicing rights is more fully discussed in Note 1 and Note 6 (Mortgage Servicing Rights and Mortgage Servicing Activity) to these consolidated financial statements and is another area heavily dependent on current economic conditions, especially the interest rate environment, and Management's estimates. The Corporation uses discounted cash flow modeling techniques in determining this asset's value. The modeled results utilize estimates about the amount and timing of mortgage loan repayments, estimated prepayment rates, credit loss experiences, costs to service the loans and discount rates to consider the risks involved in the estimation process. A sensitivity analysis is presented in Note 6.

Derivative instruments and hedging activities are more fully described in Note 1, Note 16 (Fair Value Disclosures of Financial Instruments), and Note 17 (Financial Instruments with Off-Balance Sheet Risk) to these consolidated financial statements. During 2006 and 2005, the Corporation had fair value hedges recorded in the consolidated balance sheet as "other assets" or "other liabilities" as applicable. Certain assumptions and forecasts related to the impact of changes in interest rates on the fair value of the derivative and the time being hedged must be documented at the inception of the hedging relationship to demonstrate that the derivative instrument will be effective in hedging the designated risk. If these assumptions or forecasts do not accurately reflect subsequent changes in the fair market value of the derivative instrument or the designated item being hedged, the Corporation might be required to discontinue the use of hedge accounting for that derivative instrument. Once hedge accounting is terminated, all subsequent changes in the fair market value of the derivative instrument must flow through the consolidated statement of earnings in "other noninterest income," possibly resulting in greater volatility in the Corporation's earnings. If the Corporation did not apply hedge accounting, the impact in 2006 would have been to lower pre-tax earnings by approximately $8.6 million.

Accounting for pensions is an area that requires Management to make various assumptions to appropriately value any pension asset or liability reflected in the consolidated balance sheet as "other assets" or "other liabilities." These assumptions include the expected long-term rate of return on plan assets, the discount rate and the rate of compensation increase. Changes in these assumptions could impact earnings and would be reflected in noninterest expense as "salaries and employee benefits" in the consolidated statements of earnings. For example, a lower expected long-term rate of return on plan assets could negatively impact earnings as would a lower estimated discount rate or a higher rate of compensation increase. The Corporation uses the Moody's Aa Corporate Bond Rate as the high-quality fixed income investment basis for establishing the discount rate and regularly monitors the duration of its benefit liabilities versus the duration of the bonds in the Moody's Aa portfolio. During 2006 the Corporation changed one of the assumptions used in the pension liability assumption. The discount rate was reduced by 50 basis points to 5.50% to reflect the interest rate environment. The Corporation used an assumed return on assets of 8.50% for both 2006 and 2005. The rate of compensation increase was 3.75% in 2006, 2005 and 2004.

To illustrate the sensitivity of earning to changes in the Corporation's pension plan assumptions, a 25 basis point increase in the discount rate would have decreased 2006 expense by $0.92 million, while a 25 basis point decrease in the discount rate would have increased 2006 expense by $0.93 million. Additionally, a 25 basis point increase in the long term rate of return would have decreased 2006 expense by $0.33 million while a 25 basis point decrease in the long term rate of return would have decreased 2005 expense by $0.33 million.

**Forward-Looking Statements — Safe Harbor Statement**

Information in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section within this report, which is not historical or factual in nature, and which relates to expectations for future shifts in loan portfolio to consumer and commercial loans, increase in core deposits base, allowance for loan losses, demands for the Corporation's services and products, future services and products to be offered, increased numbers of customers, and like items, constitute forward-looking statements that involve a number of risks and uncertainties. The following factors are among the factors that could cause actual results to differ materially from the forward-looking statements: general economic conditions, including their impact on capital expenditures; business conditions in the banking industry; the regulatory environment; rapidly changing technology and evolving banking industry standards; competitive factors, including increased competition with regional and national financial institutions; new service and product offerings by competitors and price pressures; and like items.

The Corporation cautions that any forward-looking statements contained in this report, in a report incorporated by reference to this report, or made by management of FirstMerit in this report, in other reports and filings, in press releases and in oral statements, involve risks and uncertainties and are subject to change based upon the factors listed above and like items. Actual results could differ materially from those expressed or implied, and therefore the forward-looking statements should be considered in light of these factors. The Corporation may from time to time issue other forward-looking statements.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See "Interest Rate Sensitivity" and "Market Risk" at pages 36 – 37 under Item 7 of this Annual Report.

## ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

### CONSOLIDATED BALANCE SHEETS

### FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | December 31, 2006 | December 31, 2005 |
|---|---|---|
| | (In thousands) | |
| **ASSETS** | | |
| Cash and due from banks | $ 200,204 | 225,953 |
| Investment securities (at market value) | 2,407,888 | 2,546,496 |
| Loans held for sale | 95,272 | 42,566 |
| Loans: | | |
| Commercial loans | 3,694,121 | 3,519,483 |
| Mortgage loans | 608,008 | 628,581 |
| Installment loans | 1,619,747 | 1,524,355 |
| Home equity loans | 731,473 | 778,697 |
| Credit card loans | 147,553 | 145,592 |
| Leases | 77,971 | 70,619 |
| Total loans | 6,878,873 | 6,667,327 |
| Allowance for loan losses | (91,342) | (90,661) |
| Net loans | 6,787,531 | 6,576,666 |
| Premises and equipment, net | 122,954 | 120,420 |
| Goodwill | 139,245 | 139,245 |
| Other intangible assets | 2,865 | 3,756 |
| Accrued interest receivable and other assets | 496,613 | 499,257 |
| Total assets | $10,252,572 | 10,154,359 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Deposits: | | |
| Demand-non-interest bearing | $ 1,455,097 | 1,523,731 |
| Demand-interest bearing | 799,571 | 830,248 |
| Savings and money market accounts | 2,267,686 | 2,304,177 |
| Certificates and other time deposits | 2,976,567 | 2,575,494 |
| Total deposits | 7,498,921 | 7,233,650 |
| Securities sold under agreements to repurchase | 1,261,821 | 1,426,037 |
| Wholesale borrowings | 464,227 | 401,104 |
| Accrued taxes, expenses, and other liabilities | 181,492 | 155,988 |
| Total liabilities | 9,406,461 | 9,216,779 |
| Commitments and contingencies | | |
| Shareholders' equity: | | |
| Preferred stock, without par value: authorized and unissued 7,000,000 shares | — | — |
| Preferred stock, Series A, without par value: designated 800,000 shares; none outstanding | — | — |
| Convertible preferred stock, Series B, without par value: designated 220,000 shares; none outstanding | — | — |
| Common stock, without par value: authorized 300,000,000 shares; issued 92,026,350 at December 31, 2006 and 2005 | 127,937 | 127,937 |
| Capital surplus | 106,916 | 108,210 |
| Accumulated other comprehensive loss | (79,508) | (42,850) |
| Retained earnings | 998,079 | 994,487 |
| Treasury stock, at cost, 11,925,803 and 9,691,424 shares, at December 31, 2006 and 2005, respectively | (307,313) | (250,204) |
| Total shareholders' equity | 846,111 | 937,580 |
| Total liabilities and shareholders' equity | $10,252,572 | 10,154,359 |

The accompanying notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

## FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands except per share data) | | |
| Interest income: | | | |
| Interest and fees on loans, including loans held for sale | $502,763 | 433,143 | 385,919 |
| Interest and dividends on investment securities and federal funds sold | 101,078 | 108,303 | 111,476 |
| Total interest income | 603,841 | 541,446 | 497,395 |
| Interest expense: | | | |
| Interest on deposits: | | | |
| Demand-interest bearing | 9,217 | 5,871 | 2,152 |
| Savings and money market accounts | 50,083 | 32,944 | 19,145 |
| Certificates and other time deposits | 123,877 | 86,764 | 81,540 |
| Interest on securities sold under agreements to repurchase | 56,151 | 45,423 | 26,259 |
| Interest on wholesale borrowings | 24,140 | 21,449 | 17,494 |
| Total interest expense | 263,468 | 192,451 | 146,590 |
| Net interest income | 340,373 | 348,995 | 350,805 |
| Provision for loan losses | 76,112 | 43,820 | 73,923 |
| Net interest income after provision for loan losses | 264,261 | 305,175 | 276,882 |
| Other income: | | | |
| Trust department income | 22,653 | 22,134 | 21,595 |
| Service charges on deposits | 71,524 | 69,065 | 62,162 |
| Credit card fees | 44,725 | 40,972 | 37,728 |
| ATM and other service fees | 12,817 | 12,867 | 11,879 |
| Bank owned life insurance income | 14,339 | 12,264 | 12,314 |
| Investment services and insurance | 9,820 | 10,608 | 12,850 |
| Investment securities gains (losses), net | 22 | 1,926 | (2,997) |
| Loan sales and servicing income | 7,513 | 6,397 | 6,075 |
| Other operating income | 11,735 | 14,233 | 12,679 |
| Total other income | 195,148 | 190,466 | 174,285 |
| Other expenses: | | | |
| Salaries, wages, pension and employee benefits | 176,700 | 163,683 | 160,052 |
| Net occupancy expense | 24,814 | 23,730 | 22,557 |
| Equipment expense | 11,999 | 13,301 | 13,345 |
| Stationery, supplies and postage | 9,912 | 10,050 | 10,716 |
| Bankcard, loan processing and other costs | 28,211 | 24,012 | 24,307 |
| Professional services | 16,971 | 12,014 | 13,688 |
| Amortization of intangibles | 889 | 889 | 889 |
| Other operating expense | 58,591 | 65,829 | 66,375 |
| Total other expenses | 328,087 | 313,508 | 311,929 |
| Income before federal income taxes and the cumulative effect of a change in accounting principle | 131,322 | 182,133 | 139,238 |
| Federal income taxes | 36,376 | 51,650 | 36,024 |
| Net income | $ 94,946 | 130,483 | 103,214 |
| Other comprehensive income (loss), net of taxes: | | | |
| Unrealized securities' holding gains (losses), net of taxes | 7,984 | (24,788) | (6,679) |
| Unrealized hedging gain (loss), net of taxes | (747) | 747 | — |
| Minimum pension liability adjustment, net of taxes during period | (2,559) | (3,349) | (2) |
| Less: reclassification adjustment for securities' gains (losses) realized in net income, net of taxes | 14 | 1,252 | (1,948) |
| Total other comprehensive loss, net of taxes | 4,664 | (28,642) | (4,733) |
| Comprehensive income | $ 99,610 | 101,841 | 98,481 |
| Net income applicable to common shares | $ 94,946 | 130,483 | 103,214 |
| Net income used in diluted EPS calculation | $ 94,946 | 130,501 | 103,244 |
| Weighted average number of common shares outstanding — basic | 80,128 | 83,490 | 84,601 |
| Weighted average number of common shares outstanding — diluted | 80,352 | 83,844 | 84,996 |
| Basic earnings per share | $ 1.18 | 1.56 | 1.22 |
| Diluted earnings per share | $ 1.18 | 1.56 | 1.21 |
| Dividend per share | $ 1.14 | 1.10 | 1.06 |

The accompanying notes are an integral part of the consolidated financial statements.

# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

## FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | Preferred Stock | Common Stock | Capital Surplus | Accumulated Other Comprehensive Income | Retained Earnings | Treasury Stock | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|
| Balance at December 31, 2003 | — | 127,937 | 110,473 | (9,475) | 943,492 | (185,252) | 987,175 |
| Net income | — | — | — | — | 103,214 | — | 103,214 |
| Cash dividends — common stock ($1.06 per share) | — | — | — | — | (89,904) | — | (89,904) |
| Options exercised (237,001 shares) | — | — | (681) | — | — | 5,664 | 4,983 |
| Debentures converted (227 shares) | — | — | (4) | — | — | 6 | 2 |
| Treasury shares purchased (767,965 shares) | — | — | — | — | — | (20,159) | (20,159) |
| Deferred compensation trust (200 shares) | — | — | 46 | — | — | (46) | — |
| Net unrealized losses on investment securities, net of taxes | — | — | — | (4,731) | — | — | (4,731) |
| Minimum pension liability adjustment, net of taxes | — | — | — | (2) | — | — | (2) |
| Other | — | — | 679 | — | — | — | 679 |
| Balance at December 31, 2004 | — | 127,937 | 110,513 | (14,208) | 956,802 | (199,787) | 981,257 |
| Net income | — | — | — | — | 130,483 | — | 130,483 |
| Cash dividends — common stock ($1.10 per share) | — | — | — | — | (92,798) | — | (92,798) |
| Options exercised (508,401 shares) | — | — | (4,929) | — | — | 13,735 | 8,806 |
| Debentures converted (4,090 shares) | — | — | (73) | — | — | 109 | 36 |
| Treasury shares purchased (2,368,516 shares) | — | — | — | — | — | (63,236) | (63,236) |
| Deferred compensation trust (37,012 shares) | — | — | 1,025 | — | — | (1,025) | — |
| Net unrealized losses on investment securities, net of taxes | — | — | — | (26,040) | — | — | (26,040) |
| Unrealized hedging gain, net of taxes | — | — | — | 747 | — | — | 747 |
| Minimum pension liability adjustment, net of taxes | — | — | — | (3,349) | — | — | (3,349) |
| Other | — | — | 1,674 | — | — | — | 1,674 |
| Balance at December 31, 2005 | $— | 127,937 | 108,210 | (42,850) | 994,487 | (250,204) | 937,580 |
| Net income | — | — | — | — | 94,946 | — | 94,946 |
| Cash dividends — common stock ($1.14 per share) | — | — | — | — | (91,354) | — | (91,354) |
| Options exercised (397,437 shares) | — | — | (8,144) | — | — | 9,962 | 1,818 |
| Debentures converted (3,977 shares) | — | — | (61) | — | — | 96 | 35 |
| Treasury shares purchased (2,635,793 shares) | — | — | 2 | — | — | (65,839) | (65,837) |
| Deferred compensation trust (55,455 shares) | — | — | 1,328 | — | — | (1,328) | — |
| Share-based compensation | — | — | 5,431 | — | — | — | 5,431 |
| Net unrealized gains on investment securities, net of taxes | — | — | — | 7,970 | — | — | 7,970 |
| Unrealized hedging gain, net of taxes | — | — | — | (747) | — | — | (747) |
| Minimum pension liability adjustment, net of taxes | — | — | — | 2,559 | — | — | 2,559 |
| Initial adoption of SFAS 158 | — | — | — | (46,440) | | | (46,440) |
| Other | — | — | 150 | — | — | — | 150 |
| Balance at December 31, 2006 | $— | 127,937 | 106,916 | (79,508) | 998,079 | (307,313) | 846,111 |

The accompanying notes are an integral part of the consolidated financial statements.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

## FIRSTMERIT CORPORATION AND SUBSIDIARIES

| | Years ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| | (In thousands) | | |
| **Operating Activities** | | | |
| Net income | $ 94,946 | 130,483 | 103,214 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Provision for loan losses | 76,112 | 43,820 | 73,923 |
| Provision for depreciation and amortization | 14,700 | 18,444 | 18,487 |
| Amortization of investment securities premiums, net | 2,288 | 4,423 | 7,037 |
| Accretion of income for lease financing | (3,770) | (4,373) | (6,836) |
| (Gains) losses on sales of investment securities, net | (22) | (1,926) | 2,997 |
| Deferred federal income taxes | (7,082) | 3,659 | (27,962) |
| (Increase) decrease in interest receivable | (8,310) | (6,662) | 398 |
| Increase (decrease) in interest payable | 12,202 | 5,722 | (3,596) |
| Originations of loans held for sale | (298,226) | (396,129) | (412,378) |
| Proceeds from sales of loans, primarily mortgage loans sold in the secondary mortgage markets | 295,946 | 403,617 | 426,822 |
| (Gains) losses on sales of loans, net | 222 | (1,661) | 482 |
| (Increase) decrease in other real estate and other property | 880 | (5,320) | 2,162 |
| (Increase) decrease in other prepaid assets | 360 | (4,167) | 1,632 |
| Increase (decrease) in accounts payable | (21,327) | 10,367 | 15,504 |
| Increase in bank owned life insurance | (10,321) | (12,265) | (12,249) |
| Amortization of intangible assets | 889 | 889 | 889 |
| Other changes | *14,503* | *(4,296)* | *(477)* |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 163,990 | 184,625 | 190,049 |
| **Investing Activities** Dispositions of investment securities: | | | |
| Available-for-sale — sales | 5,010 | 105,455 | 374,934 |
| Available-for-sale — maturities | 765,605 | 494,110 | 600,482 |
| Purchases of investment securities available-for-sale | (613,604) | (327,100) | (792,474) |
| Net (increase) decrease in loans and leases, except sales | (334,063) | (294,242) | 57,266 |
| Net increase in capitalized software | (4,293) | (3,431) | (2,556) |
| Purchases of premises and equipment | (19,711) | (14,293) | (16,844) |
| Sales of premises and equipment | 2,477 | 1,395 | 908 |
| **NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES** | (198,579) | (38,106) | 221,716 |
| **Financing Activities** Net increase (decrease) in demand accounts | (99,311) | 41,841 | 192,050 |
| Net decrease in savings and money market accounts | (36,491) | (80,333) | (76,755) |
| Net increase (decrease) in certificates and other time deposits | 401,073 | (93,305) | (252,632) |
| Net increase (decrease) in securities sold under agreements to repurchase | (164,216) | 89,566 | (189,333) |
| Net increase (decrease) in wholesale borrowings | 63,123 | 99,805 | (10,014) |
| Cash dividends — common | (91,354) | (92,798) | (89,904) |
| Purchase of treasury shares | (65,837) | (63,236) | (20,159) |
| Proceeds from exercise of stock options, conversion of debentures or conversion of preferred stock | 1,853 | 8,842 | 4,985 |
| **NET CASH USED BY FINANCING ACTIVITIES** | 8,840 | (89,618) | (441,762) |
| Increase (decrease) in cash and cash equivalents | (25,749) | 56,901 | (29,997) |
| Cash and cash equivalents at beginning of year | 225,953 | 169,052 | 199,049 |
| Cash and cash equivalents at end of year | $ 200,204 | 225,953 | 169,052 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:** | | | |
| Cash paid during the year for: | | | |
| Interest, net of amounts capitalized | $ 151,842 | 113,162 | 75,379 |
| Federal income taxes | $ 46,799 | 43,035 | 37,332 |

The accompanying notes are an integral part of the consolidated financial statements.

## FIRSTMERIT CORPORATION AND SUBSIDIARIES

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

### As of and for the years ended December 31, 2006, 2005 and 2004
### (Dollars in thousands)

FirstMerit Corporation and subsidiaries is a diversified financial services company headquartered in Akron, Ohio with 161 banking offices in 24 Ohio and Western Pennsylvania counties. The Corporation provides a complete range of banking and other financial services to consumers and businesses through its core operations.

### 1. Summary of Significant Accounting Policies

The accounting and reporting policies of FirstMerit Corporation and its subsidiaries (the "Corporation") conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The following is a description of the more significant accounting policies.

(a) Principles of Consolidation

The consolidated financial statements of the Corporation include the accounts of FirstMerit Corporation (the "Parent Company") and its subsidiaries: FirstMerit Bank, N.A., Citizens Savings Corporation of Stark County, FirstMerit Capital Trust I, FirstMerit Community Development Corporation, FMT, Inc., SF Development Corp and Realty Facility Holdings XV, L.L.C. All significant intercompany balances and transactions have been eliminated in consolidation.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

(c) Investment Securities

Debt and equity securities can be classified as held-to-maturity, available-for-sale or trading. Securities classified as held-to-maturity are measured at amortized or historical cost, and securities-available-for-sale and trading are measured at fair value. Adjustment to fair value of the securities classified as available-for-sale, in the form of unrealized holding gains and losses, is excluded from earnings and reported net of tax as a separate component of comprehensive income. Adjustment to fair value of securities classified as trading is included in earnings. Gains or losses on the sales of investment securities are recognized upon sale and are determined by the specific identification method. Debt securities are adjusted for amortization of premiums and accretion of discounts using the interest method.

The Corporation's investment portfolio is designated as available-for-sale. Classification as available-for-sale allows the Corporation to sell securities to fund liquidity and manage the Corporation's interest rate risk.

(d) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, balances on deposit with correspondent banks and checks in the process of collection.

(e) Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed on the straight-line and declining-balance methods over the estimated useful lives of the assets. Amortization of leasehold improvements is computed on the straight-line method based on related lease terms or the estimated useful lives of the assets, whichever is shorter.

(f) Loans and Loan Income

Loans are stated at their principal amount outstanding and interest income is recognized on an accrual basis. Accrued interest is presented separately in the balance sheets, except for accrued interest on credit card loans, which is included in the outstanding loan balance. Interest income on loans is accrued on the principal outstanding primarily using the "simple-interest" method. Loan origination fees and certain direct costs incurred to extend credit are deferred and amortized over the term of the loan and loan commitment period as a yield adjustment. Interest is not accrued on loans for which circumstances indicate collection is uncertain. Loan commitment fees are generally deferred and amortized into other (noninterest) income on an effective interest basis over the commitment period. Unearned premiums and discounts on consumer loans are recognized using the effective interest method.

(g) Loans Held for Sale

Loans classified as held for sale are generally originated with that purpose in mind. As a result, these loans are carried at the lower of aggregate cost or market value less costs to dispose by loan type. Loan origination fees and certain direct costs incurred to extend credit are deferred and included in the carrying value of the loan. Upon their sale, differences between carrying value and sales proceeds realized are recorded to loan sales and servicing income.

(h) Equipment Lease Financing

The Corporation leases equipment to customers on both a direct and leveraged lease basis. The net investment in financing leases includes the aggregate amount of lease payments to be received and the estimated residual values of the equipment, less unearned income and non-recourse debt pertaining to leveraged leases. Income from lease financing is recognized over the lives of the leases on an approximate level rate of return on the unrecovered investment. Residual values of leased assets are reviewed at least annually for impairment. Declines in residual values judged to be other-than-temporary are recognized in the period such determinations are made.

(i) Provision for Loan Losses

The provision for loan losses charged to operating expenses is determined based on Management's evaluation of the loan portfolio and the adequacy of the allowance for loan losses under current economic conditions and such other factors, which, in Management's judgment, require current recognition. See discussion of allowance for loan losses in Section (k) below.

(j) Nonperforming Loans

With the exception of certain commercial, credit card and mortgage loans, loans and leases on which payments are past due for 90 days are placed on nonaccrual status, unless those loans are in the process of collection and, in Management's opinion, are fully secured. Credit card loans on which payments are past due for 120 days are placed on nonaccrual status unless those loans are in the process of collection and in Management's opinion are fully secured. Interest on mortgage loans is accrued until Management deems it uncollectible based upon the specific identification method. Loans are generally written off when deemed uncollectible or when they reach a predetermined number of days past due depending upon loan product, terms, and other factors. When a loan is placed on nonaccrual status, interest deemed uncollectible which had been accrued in prior years is charged against the allowance for loan losses and interest deemed uncollectible accrued in the current year is reversed against interest income. A loan is returned to accrual status when principal and interest are no longer past due and collectibility is probable. Restructured loans are those on which concessions in terms have been made as a result of deterioration in a borrower's financial condition. Under the Corporation's credit policies and practices, individually impaired loans include all nonaccrual and restructured commercial, agricultural, construction, and commercial real estate loans, but exclude certain consumer loans, mortgage loans, and leases classified as non accrual which are aggregated in accordance with SFAS 5. Loan impairment for all loans is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical alternative, at the observable market price of the loan, or the fair value of the collateral if the loan is collateral dependent.

(k) Allowance for Loan Losses

The allowance for loan losses is Management's estimate of the amount of probable credit losses in the portfolio. The Corporation determines the allowance for loan losses based on an on-going evaluation. This evaluation is inherently subjective, and is based upon significant judgments and estimates, including the amounts and timing of cash flows expected to be received on impaired loans that may be susceptible to significant change. Increases to the allowance for loan losses are made by charges to the provision for loan losses. Loans deemed uncollectible are charged against the allowance for loan losses. Recoveries of previously charged-off amounts are credited to the allowance for loan losses.

The Corporation's allowance for loan losses is the accumulation of various components calculated based on independent methodologies. All components of the allowance for loan losses represent estimation performed according to either Statement of Financial Accounting Standards No. 5 or No. 114. Management's estimate of each component of the allowance for loan losses is based on certain observable data Management believes is the most reflective of the underlying loan losses being estimated. Changes in the amount of each component of the allowance for loan losses are directionally consistent with changes in the observable data and corresponding analyses. Refer to Note 4 to the consolidated financial statements for further discussion and description of the individual components of the allowance for loan losses.

A key element of the methodology for determining the allowance for loan losses is the Corporation's credit-risk grading of individual commercial loans. Loans are assigned credit-risk grades based on an internal assessment of conditions that affect a borrower's ability to meet its contractual obligation under the loan agreement. The assessment process includes reviewing a borrower's current financial information, historical payment experience, credit documentation, public information, and other information specific to each individual borrower. Certain commercial loans are reviewed on an annual, quarterly or rotational basis or as Management become aware of information affecting a borrower's ability to fulfill its obligation.

(l) Mortgage Servicing Fees

The Corporation generally records loan administration fees for servicing loans for investors on the accrual basis of accounting. Servicing fees and late fees related to delinquent loan payments are also recorded on the accrual basis of accounting.

(m) Mortgage Servicing Rights

The Corporation applies the provisions SFAS No. 140 ("SFAS 140"), Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, to account for mortgage servicing rights. Under SFAS 140, when the Corporation sells originated or purchased loans and retains the related servicing rights, it allocates a portion of the total costs of loans to the servicing rights, based on relative fair value. Fair value is estimated based on market prices, when available, or the present value of future net servicing income, adjusted for such factors as net servicing income, discount rate and prepayments. Capitalized mortgage servicing rights are amortized over the period of, and in proportion to, the estimated net servicing income.

SFAS 140 also requires that the Corporation assess its capitalized servicing rights for impairment based on their current fair value on a quarterly basis. In accordance with SFAS 140, the Corporation stratifies its servicing rights portfolio into tranches based on loan type and interest rate, the predominant risk characteristics of the underlying loans. If impairment exists, a valuation allowance is established for any excess of amortized costs over the current fair value, by tranche, by a charge to income. If the Corporation later determines that all or a portion of the impairment no longer exists for a particular tranche, a reduction of the allowance may be recorded as an increase to income.

The Corporation reviews mortgage servicing rights for other-than-temporary impairment each quarter and recognizes a direct write-down when the recoverability of a recorded allowance for impairment is determined to be remote. Unlike an allowance for impairment, a direct write-down permanently reduces the unamortized cost of the mortgage servicing right and the allowance for impairment.

(n) Federal Income Taxes

The Corporation follows the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect of a change in tax rates is recognized in income in the period of the enactment date.

(o) Goodwill and Intangible Assets

Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets," addresses the accounting for goodwill and other intangible assets. SFAS 142 specifies that intangible assets with an indefinite useful life and goodwill will no longer be subject to periodic amortization. The Corporation performs an impairment analysis of its goodwill annually or more frequently if events or changes in circumstances indicate that it might be impaired. The Corporation performed its annual test for impairment of goodwill based upon December 31, 2006 financial information. Further detail is set forth in Note 19 (Goodwill and Intangible Assets) to the consolidated financial statements.

(p) Trust Department Assets and Income

Property held by the Corporation in a fiduciary or other capacity for trust customers is not included in the accompanying consolidated financial statements, since such items are not assets of the Corporation. Trust department income is reported on the accrual basis of accounting.

(q) Per Share Data

Basic earnings per share is computed by dividing net income less preferred stock dividends by weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income plus interest on convertible bonds by the weighted average number of common shares plus common stock equivalents computed using the Treasury Share method. All earnings per share disclosures appearing in these financial statements, related notes and management's discussion and analysis, are computed assuming dilution unless otherwise indicated. Note 20 (Earnings per Share) to the consolidated financial statements illustrate the Corporation's earnings per share calculations for 2006, 2005 and 2004.

(r) Derivative Instruments and Hedging Activities

Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS 149, establishes accounting and reporting standard for derivative instruments and requires an entity to recognize all derivatives as either assets or liabilities in the Consolidated Balance Sheets and measure those instruments at fair value. Derivatives that do not meet certain criteria for hedge accounting must be adjusted to fair value through income. If the derivative qualifies for hedge accounting, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged asset or liability through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

The Corporation has interest rate swaps that are considered fair value hedges according to SFAS 133. The swaps have been classified as fair value hedges since their purpose is to "swap" fixed interest rate assets and liabilities to a variable interest rate. Certain of these swaps qualified for the "shortcut method of accounting" as prescribed in SFAS 133. The shortcut method requires that the hedge and the hedged item meet certain qualifying criteria. If the swap qualifies for the shortcut method of accounting, then no hedge ineffectiveness can be assumed and the need to test for on-going effectiveness is eliminated. For hedges that qualify for the shortcut method of accounting, the fair value of the swap and the fair value of the hedged item are recorded on the balance sheet. Certain hedges do not meet all the criteria necessary to be accounted for under the shortcut method and, therefore, are accounted for using the "long-haul method of accounting." The long-haul method requires periodic testing of hedge effectiveness with the portion of the hedge deemed to be ineffective reported in other operating expense.

In the third quarter of 2004, the Corporation began entering into forward swap agreements which, in effect, fixed the borrowing costs of certain variable rate liabilities in the future. These transactions do not qualify for the short-cut method of accounting under SFAS 133 as previously discussed. The Corporation classifies these transactions as cash flow hedges, with any hedge ineffectiveness being reported in current earnings. The Corporation has not entered into any new forward swap agreements and the one remaining swap matured in August of 2006.

Additionally, as a normal course of business, the Corporation sells originated mortgage loans into the secondary mortgage loan markets. The Corporation maintains a risk management program to protect and manage interest-rate risk and pricing associated with its mortgage commitment pipeline. The Corporation's mortgage commitment pipeline includes interest-rate lock commitments ("IRLCs") that have been extended to borrowers who have applied for loan funding and met certain defined credit and underwriting standards. During the term of the IRLCs, the Corporation is exposed to interest-rate risk, in that the value of the IRLCs may change significantly before the loans close. To mitigate this interest-rate risk, the Corporation enters into derivatives by selling loans forward to investors using forward commitments. In Accordance with SFAS 133, the Corporation classifies and accounts for IRLCs and forward commitments as nondesignated derivatives. Accordingly, IRLCs and forward commitments are recorded at fair value with the changes in fair value recorded to current earnings in loan sales and servicing income.

Once a loan is closed, it is placed in the mortgage loan warehouse and classified as held for sale until ultimately sold in the secondary market. The forward commitment remains in place. During 2003, the Corporation implemented a SFAS 133 fair value hedging program of its mortgage loans held for sale to gain protection for the changes in fair value of the mortgage loans held for sale and the forward commitments. As such, both the mortgage loans held for sale and the forward commitments are recorded at fair value with the ineffective changes in value recorded to current earnings in loan sales and serving income.

During 2003 and 2004, the Corporation periodically entered into derivative contracts by purchasing To Be Announced Mortgage Backed Securities ("TBA Securities") to help mitigate the interest-rate risk associated with its mortgage servicing rights ("MSR"). During 2004, options on treasury securities, options on mortgage-backed securities and swaptions were utilized to enhance the effectiveness of the economic hedge associated with the MSR. See Note 6 to the consolidated financial statements for more discussion on mortgage serving rights. In accordance with SFAS 133, the Corporation classifies and accounts for all four of these securities as nondesignated derivatives. Accordingly, these derivatives are recorded at fair value with changes in value recorded to current period earnings in loan sales and servicing income. There were no derivatives associated with MSRs during 2006 and 2005.

(s) Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities

Servicing assets are accounted for under ("SFAS 140"), "Accounting for Transfers and Servicing of Liabilities." This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

(t) Treasury Stock

Treasury stock can be accounted for using either the par value method or cost method. The Corporation uses the cost method in which reacquired shares reduce outstanding common stock and capital surplus.

(u) Reclassifications

Certain previously reported amounts have been reclassified to conform to the current reporting presentation.

(v) Share-Based Compensation

At December 31, 2006, the Corporation has stock based compensation plans which are described more fully in Note 13 (Share-Based Compensation) to the consolidated financial statements. The Corporation adopted the FASB's SFAS No. 123 (revised 2004), "Share-Based Payment," (SFAS No. 123(R)) on the required effective date, January 1, 2006, using the modified prospective transition method provided for under the standard. SFAS 123(R) required an entity to recognize as compensation expense the grant-date fair value of stock options and other equity-based compensation granted to employees within the income statement using a fair-value-based method, eliminating the intrinsic value method of accounting previously permissible under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations. The Corporation previously elected to use APB No. 25 and adopted the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure."

(w) Pension and Other Postretirement Plans

During September 2006, The FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)." This standard requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur as a component of comprehensive income. The standard also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position.

The requirement to recognize the funded status of a defined benefit postretirement plan is effective as of the end of the fiscal year ending after December 15, 2006. The Corporation has utilized the required prospective transition method of adoption. The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for the fiscal years ending after December 15, 2008. Note 12 (Employee Benefits) to the consolidated financial statements more fully illustrates the adoption of this statement.

(x) Recently Issued Accounting Standards

During February 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Standards ("SFAS") No. 156 "Accounting for Servicing of Financial Assets," which amends SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" with respect to the accounting for separately recognized servicing assets and servicing liabilities. This statement requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value. Should a company not elect to use the fair value method for subsequent measurement, the company would continue to use the amortization method previously required by SFAS No. 140, under which the servicing asset or servicing liability is amortized and periodically evaluated for impairment. SFAS No. 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. SFAS No. 156 is effective for the first fiscal year that begins after September 15, 2006, but permits earlier adoption. Management has not elected to early adopt and does not anticipate that adoption will have a material impact on the Corporation's consolidated financial condition or results of operations.

During September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This standard establishes a standard definition for fair value, establishes a framework under generally accepted accounting principles for measuring fair value and expands disclosure requirements for fair value measurements. This standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Corporation is in the process of assessing the impact of adopting SFAS No. 157.

During February 2006, the FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments" which amends SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 155 permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It also clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133 and establishes a requirement to evaluate interests in securitized financial assets to identify interests that contain an embedded derivative requiring bifurcation. This statement is effective for all financial instruments acquired or issued after the beginning of the entity's first fiscal year that begins after September 15, 2006. Management is currently evaluating the impact of SFAS No. 155 and does not anticipate that it will have a material impact on the Corporation's consolidated financial condition or results of operations.

On July 13, 2006, the FASB issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes ("FIN 48"). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. This interpretation is effective for fiscal years beginning after December 15, 2006. Management is currently evaluating the impact of FIN 48 and does not anticipate that it will have a material impact on the Corporation's consolidated financial condition or results of operations.

During September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108"), "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 provides guidance on the consideration of the effects of prior year unadjusted errors in quantifying current year misstatements for the purpose of materiality assessments. It is effective for the fiscal year ending May 31, 2007. The adoption of SAB 108 did not have a material impact on the Corporation's consolidated financial condition or results of operations.

In February 2007, The FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities," ("SFAS 159") which permits companies to elect to measure certain eligible items at fair value. Subsequent unrealized gains and losses on those items will be reported in earnings. Upfront costs and fees related to those items will be reported in earnings as incurred and not deferred.

SFAS 159 is effective for fiscal years beginning after November 15, 2007. If a company elects to apply the provision of the Statement to eligible items existing at that date, the effect of the remeasurement to fair value will be reported as a cumulative effect adjustment to the opening balance of retained earnings. Retrospective application will not be permitted. The Corporation is currently assessing whether it will elect to use the fair value option for any of its eligible items.

## 2. Investment Securities

The components of investment securities are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| **As of December 31, 2006** | | | | |
| Available for sale: | | | | |
| U.S. Government agency | $ 846,517 | 72 | (14,670) | 831,919 |
| Obligations of state and political subdivisions | 195,054 | 1,872 | (128) | 196,798 |
| Mortgage-backed securities | 1,164,205 | 625 | (36,778) | 1,128,052 |
| Other securities | 249,261 | 3,282 | (1,424) | 251,119 |
| | $2,455,037 | 5,851 | (53,000) | 2,407,888 |
| **As of December 31, 2005** | | | | |
| Available for sale: | | | | |
| U.S. Treasury securities U.S. Government agency | $ 926,459 | 1 | (22,056) | 904,404 |
| Obligations of state and political subdivisions | 92,378 | 1,512 | (53) | 93,837 |
| Mortgage-backed securities | 1,338,694 | 819 | (39,964) | 1,299,549 |
| Other securities | 248,376 | 2,071 | (1,741) | 248,706 |
| | $2,605,907 | 4,403 | (63,814) | 2,546,496 |

At December 31, 2006 and 2005, Federal Reserve Band ("FRB") and Federal Home Loan Bank ("FHLB") stock amounted to $8.7 million, $114.5 million and $8.6 million, $108.1 million, respectively, and included in other securities in the preceding table.

Federal Reserve Bank (FRB) and Federal Home Loan Bank (FHLB) Stock is classified as a restricted investment, carried at cost and its value is determined by the ultimate recoverability of par value.

The amortized cost and market value of investment securities including mortgage-backed securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities based on the issuers' rights to call or prepay obligations with or without call or prepayment penalties.

| | Amortized Cost | Fair Value |
|---|---|---|
| Due in one year or less | $ 376,918 | 373,502 |
| Due after one year through five years | 1,580,074 | 1,534,847 |
| Due after five years through ten years | 274,173 | 271,978 |
| Due after ten years | 223,872 | 227,561 |
| | $2,455,037 | 2,407,888 |

The estimated weighted average life of the portfolio for both year-ends 2006 and 2005 was 4.0 years. Securities with remaining maturities over five years consist of mortgage and asset backed securities.

Proceeds from sales of securities during the years 2006, 2005 and 2004 were $5.0 million, $105.5 million, and $374.9 million, respectively. Gross gains of $22 thousand, $4.0 million and $3.8 million and gross losses of $0, $2.1 million and $6.8 million were realized on these sales, respectively.

During the year ended December 31, 2004, the Corporation recorded a non-cash charge of $5.8 million related to Federal Home Loan Mortgage Corporation ("FHLMC") and Federal National Mortgage Association ("FNMA") perpetual preferred stock with a face value of $25.0 million. In light of recent events at FHLMC and FNMA, and the difficulty in accurately projecting the future recovery period of the securities, the Corporation concluded that this unrealized loss was an other-than-temporary impairment in accordance with SFAS No. 115. The 2004 charges established a new cost basis for these investment securities which are held as part of the available-for-sale portfolio.

The carrying value of investment securities pledged to secure trust and public deposits, other obligations and for purposes required or permitted by law amounted to $1.8 billion and $1.9 billion at December 31, 2006 and 2005, respectively.

At December 31, 2006, 2005 and 2004 the net amortization of premiums and accretion of discounts amounted to $2.3 million, $4.4 million and $7.0 million, respectively.

The fair value of the investment portfolio is generally impacted by two factors, market risk and credit risk. Market risk is the exposure of the portfolio to changes in interest rate. There is an inverse relationship to changes in the fair value of the investment portfolio with changes in interest rates, meaning that when rates increase the value of the portfolio will decrease. Conversely, when rates decline the value of the portfolio will increase. Credit risk arises from the extension of credit to a counter party, in this case a purchase of corporate debt in security form, and the possibility that the counterparty may not meet its contractual obligations. The Corporation's investment policy is to invest in securities with low credit risk, such as U.S. Treasury Securities, U.S. Government agency obligations, state and political obligations and mortgage-backed securities.

The table below shows that the unrealized loss on $1.9 billion of securities is $53.0 million. Of this total, 109 investment securities representing $1.8 billion of market value possess a current fair value that is $52.8 million below its carrying value. These 109 investment securities have fair values lower than their carrying values for a period of time equal to or exceeding 12 months. Management believes that due to the credit worthiness of the issuers and the fact that the Corporation has the intent and ability to hold the securities for the period necessary to recover the cost of the securities, the decline in the fair values are temporary in nature.

| | At December 31, 2006 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Less than 12 months | | 12 months or longer | | | Total | |
| Description of Securities | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | No. Securities Impaired | Fair Value | Unrealized Losses |
| U.S. Government agency obligations | $ 69,934 | (66) | 711,861 | (14,603) | 38 | 781,795 | (14,669) |
| Obligations of states and political subdivisions | 30,926 | (96) | 1,722 | (32) | 3 | 32,648 | (128) |
| Mortgage-backed securities | 43,585 | (12) | 1,015,354 | (36,767) | 62 | 1,058,940 | (36,779) |
| Other securities | 9,790 | (9) | 59,918 | (1,415) | 6 | 69,707 | (1,424) |
| Total temporarily impaired securities | $154,235 | (183) | 1,788,855 | (52,817) | 109 | 1,943,090 | (53,000) |

| | At December 31, 2005 | | | | | | |
|---|---|---|---|---|---|---|---|
| | Less than 12 months | | 12 months or longer | | | Total | |
| Description of Securities | Fair Value | Unrealized Losses | Fair Value | Unrealized Losses | No. Securities Impaired | Fair Value | Unrealized Losses |
| U.S. Government agency obligations | $289,001 | (5,361) | 615,319 | (16,695) | 33 | 904,320 | (22,056) |
| Obligations of states and political subdivisions | 3,795 | (11) | 1,988 | (42) | 3 | 5,783 | (53) |
| Mortgage-backed securities | 420,506 | (7,630) | 834,827 | (32,334) | 41 | 1,255,333 | (39,964) |
| Other securities | 79,095 | (1,232) | 14,403 | (509) | 3 | 93,498 | (1,741) |
| Total temporarily impaired securities | $792,397 | (14,234) | 1,466,537 | (49,580) | 80 | 2,258,934 | (63,814) |

## 3. Loans

Loans outstanding by categories are as follows:

| | As of December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Commercial loans | $3,694,121 | 3,519,483 | 3,290,819 |
| Mortgage loans | 608,008 | 628,581 | 639,715 |
| Installment loans | 1,619,747 | 1,524,355 | 1,592,781 |
| Home equity loans | 731,473 | 778,697 | 676,230 |
| Credit card loans | 147,553 | 145,592 | 145,042 |
| Leases | 77,971 | 70,619 | 88,496 |
| | $6,878,873 | 6,667,327 | 6,433,083 |

Within the commercial loan category, commercial real estate construction loans totaled $695.6 million, $584.2 million and 494.1 million at December 31, 2006, 2005 and 2004, respectively. The allowance for loan losses associated with these loans was approximately $8.8 million, $5.7 million and $3.9 million at December 31, 2006, 2005 and 2004, respectively. There are no other significant concentrations within commercial loans.

Additional information regarding the allowance for loan losses and impaired loans can be found in Notes 1 and 4 to the Consolidated Financial Statements as well as in Management's Discussion and Analysis of Financial Condition and Results of Operations.

The Corporation makes loans to officers on the same terms and conditions as made available to all employees and to directors on substantially the same terms and conditions as transactions with other parties. An analysis of loan activity with related parties for the years ended December 31, 2005, 2004 and 2003 is summarized as follows:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Aggregate amount at beginning of year | $ 16,005 | 14,176 | 32,964 |
| Additions (deductions): | | | |
| New loans | 19,840 | 5,714 | 4,172 |
| Repayments | (20,426) | (3,413) | (7,940) |
| Changes in directors and their affiliations | (2,548) | (472) | (15,020) |
| Aggregate amount at end of year | $ 12,871 | 16,005 | 14,176 |

## 4. Allowance for Loan Losses

The Corporation's allowance for loan losses is the sum of various components recognized and measured pursuant to Statement of Financial Accounting Standards No. 5 ("SFAS 5"), "Accounting for Contingencies," for pools of loans and No. 114 ("SFAS 114"), "Accounting by Creditors for Impairment of a Loan," for individually impaired loans.

The SFAS 5 components include the following: a component based on historical loss experience by credit-risk grade (for commercial loan pools) and payment status (for mortgage and consumer loan pools). The Corporation's historical loss component is the most significant of the allowance for loan losses components, and all other allowance for loan losses components are based on loss attributes that Management believes exist within the total portfolio that are not captured in the historical loss experience component.

SFAS 5 components are based on similar risk characteristics supported by observable data. The historical loss experience component of the allowance for loan losses represents the results of migration analysis of historical charge-offs for portfolios of loans (including groups of commercial loans within each credit-risk grade and groups of consumer loans by payment status). For measuring loss exposure in a pool of loans, the historical charge-off or migration experience is utilized to estimate expected losses to be realized from the pool of loans over the remaining life of the pool.

The SFAS 114 Component of the allowance for loan losses is based on individually impaired loans for the following types of loans as determined by the Corporation's credit-risk grading process.

- All non performing substandard loans of $300 thousand or more.
- All doubtful loans of $100 thousand or more.

Once it is determined that it is probable an individual loan is impaired under SFAS 114, the Corporation measures the amount of impairment for the loan using the expected future cash flows of the loan discounted at the loan's effective interest rate or based upon the fair value of the underlying collateral.

The credit-risk grading process for commercial loans is summarized as follows:

"Pass" Loans (Grades 1, 2, 3, 4) are not considered a greater than normal credit risk. Generally, the borrowers have the apparent ability to satisfy obligations to the bank, and the Corporation anticipates insignificant uncollectible amounts based on its individual loan review.

"Special-Mention" Loans (Grade 5) are commercial loans that have identified potential weaknesses that deserve Management's close attention. If left uncorrected, these potential weaknesses may result in noticeable deterioration of the repayment prospects for the asset or in the institution's credit position.

"Substandard" Loans (Grade 6) are inadequately protected by the current financial condition and paying capacity of the obligor or by any collateral pledged. Loans so classified have a well-defined weakness or weaknesses that may jeopardize the liquidation of the debt pursuant to the contractual principal and interest terms. Such loans are characterized by the distinct possibility that the Corporation may sustain some loss if the deficiencies are not corrected.

"Doubtful" Loans (Grade 7) have all the weaknesses inherent in those classified as substandard, with the added characteristic that existing facts, conditions, and values make collection or liquidation in full highly improbable. Such loans are currently managed separately to determine the highest recovery alternatives.

The following table summarizes the investment in impaired loans and the related allowance:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Impaired loans with allowance | $ 7,945 | 45,769 | 22,395 |
| Related allowance | $ 1,488 | 7,385 | 4,870 |
| Impaired loans without allowance | $53,338 | 8,407 | 11,436 |
| Total impaired loans | $61,283 | 54,176 | 33,831 |
| Average impaired loans | $44,065 | 40,163 | 43,080 |
| Interest income recognized during the period | $ 11.3 | — | 136.0 |

At December 31, 2006, 2005 and 2004, the investment in nonaccrual loans was $54.4 million, $62.3 million and $40.5 million, respectively. At December 31, 2006, 2005 and 2004, loans past due 90 or more and accruing interest was $16.9 million, $17.9 million and $20.7 million.

During the fourth quarter of 2006, Management identified $73.7 million of commercial loans that were written down to their fair value of $50.6 million and reclassified as loans held for sale. Management also identified $7.2 million in other real estate that was written down to a fair value of $5.0 million. A loan sale (which includes the other real estate identified) is scheduled to occur during the first quarter of 2007. Additionally, Management strengthened the allowance for loan losses by providing $14.5 million of additional provision to establish reserves to address identified risks associated with the slow down in the housing markets and the decline in residential and commercial real estate values.

During the first quarter of 2004, Management observed that rising input costs such as plastic resins, steel and petroleum would impact certain segments of our commercial and industrial loan portfolio. Management also observed a higher level of nonaccrual loans from within previously identified criticized loan levels while the economy was in an early stage of recover. These observations led us to change some of the assumptions used in the Corporation's allowance for loan losses methodology by shortening the historical period used for estimating loss migration factors which had the effect of more heavily weighting recent loss history in the portfolio. The Corporation strengthened the allowance for loan losses by providing an additional $22.7 million above the quarter's charge-offs.

Transactions in the allowance for loan losses are summarized as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| Allowance for Loan Losses | 2006 | 2005 | 2004 |
| Balance at January 1, | $ 90,661 | 97,296 | 91,459 |
| Additions (deductions): | | | |
| Allowance related to loans held for sale/sold | (23,089) | — | (12,671) |
| Provision for loan losses | 76,112 | 43,820 | 73,923 |
| Loans charged off | (70,728) | (69,105) | (78,999) |
| Recoveries on loans previously charged off | 18,386 | 18,650 | 23,584 |
| Balance at December 31, | $ 91,342 | 90,661 | 97,296 |

The reserve for unfunded lending commitments is presented below:

| | Years Ended December 31, | | |
|---|---|---|---|
| Reserve for Unfunded Lending Committements | 2006 | 2005 | 2004 |
| Balance at January 1, | $6,072 | 5,774 | 6,094 |
| Provision for credit losses | 222 | 298 | (320) |
| Balance at December 31, | $6,294 | 6,072 | 5,774 |

## 5. Goodwill and Intangible Assets

Goodwill and intangible assets as of December 31, 2006, 2005 and 2004 are summarized as follows:

| | At December 31, 2006 | | | At December 31, 2005 | | | At December 31, 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Gross Amount | Accumulated Amortization | Net Amount | Gross Amount | Accumulated Amortization | Net Amount | Gross Amount | Accumulated Amortization | Net Amount |
| Amortizable intangible assets: | | | | | | | | | |
| Deposit base intangible assets | $ 10,137 | $7,270 | $ 2,867 | $ 10,137 | $6,381 | $ 3,756 | $ 10,137 | $5,490 | $ 4,647 |
| Unamortizable intangible assets: | | | | | | | | | |
| Goodwill | $139,245 | | $139,245 | $139,245 | | $139,245 | $139,245 | | $139,245 |

Amortization expense for intangible assets was $0.89 million for both 2006 and 2005. Upon adoption of SFAS No. 142 "Goodwill and Other Intangible Assets," on January 1, 2002, the Corporation ceased amortizing goodwill which decreased noninterest expense by $8.5 million in 2002 over 2001. The following table shows the estimated future amortization expense for deposit base intangible assets balances at December 31, 2006.

For the years ended:

| | |
|---|---|
| December 31, 2007 | $ 889 |
| December 31, 2008 | 573 |
| December 31, 2009 | 347 |
| December 31, 2010 | 347 |
| December 31, 2011 and beyond | 711 |
| | $2,867 |

During the fourth quarter of 2006, Management prepared its annual impairment testing as required under SFAS No. 142 and concluded that goodwill was not impaired. There have been no events subsequent to that date which would change the conclusions reached.

## 6. Mortgage Servicing Rights and Mortgage Servicing Activity

The Corporation allocates a portion of total costs of the loans originated or purchased that it sells to servicing rights based on estimated fair value. Fair value is estimated based on market prices, when available, or the present value of future net servicing income, adjusted for such factors as discount rates and prepayments. Mortgage servicing rights are amortized in proportion to and over the period of estimated servicing income.

The components of mortgage servicing rights are as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Balance at beginning of year, net of valuation allowance | $19,971 | 18,261 | 18,127 |
| Additions | 2,654 | 4,662 | 4,398 |
| Scheduled amortization | (3,074) | (3,163) | (4,659) |
| Less: Changes in allowance for impairment | 24 | 211 | 395 |
| Balance at end of year, net of valuation allowance | $19,575 | 19,971 | 18,261 |

On a quarterly basis, the Corporation assesses its capitalized servicing rights for impairment based on their current fair value. As permitted, the Corporation disaggregates its servicing rights portfolio based on loan type and interest rate which are the predominant risk characteristics of the underlying loans. If any impairment results after current market assumptions are applied, the value of the servicing rights is reduced through the use of a valuation allowance, the balance of which is none, $24.2 thousand and $236.5 thousand at December 31, 2006, 2005 and 2004, respectively.

The aggregate gain on sales of mortgage loans was $3.4 million, $3.4 million and $0.12 million for the years-ended 2006, 2005 and 2004, respectively.

At year-ends 2006, 2005 and 2004, the Corporation serviced mortgage loans for outside investors of approximately $2.0 billion, $2.1 billion and $2.0 billion, respectively. The following table provides servicing information for the year-ends indicated:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Balance, January 1 | $2,058,521 | 2,034,453 | 2,060,634 |
| Additions: | | | |
| Loans originated and sold to investors | 296,681 | 349,210 | 412,539 |
| Reductions: | | | |
| Loans sold servicing released | (70,790) | (157,069) | (26,940) |
| Regular amortization, prepayments and foreclosures | (254,252) | (168,073) | (411,780) |
| Balance, December 31, | $2,030,159 | 2,058,521 | 2,034,453 |

At December 31, 2006, key economic assumptions and the sensitivity of current fair value of the mortgage servicing rights related to immediate 10% and 25% adverse changes in those assumptions are presented in the following table below. These sensitivities are hypothetical and should be used with caution. Changes in the fair value based on 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in the below table, the effect of a variation in a particular assumption on the fair value of the mortgage servicing rights is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, changes in prepayment speed estimates could result in changes in the discount rates), which might magnify or counteract the sensitivities.

| | |
|---|---|
| Fair value of mortgage servicing rights | $23,063 |
| Expected weight-average life (in months) | 80.6 |
| Prepayment speed assumption (annual CPR) | 13.9% |
| Decrease in fair value from 10% adverse change | $ 1,111 |
| Decrease in fair value from 25% adverse change | 2,610 |
| Discount rate assumption | 9.6% |
| Decrease in fair value from 100 basis point adverse change | $ 760 |
| Decrease in fair value from 200 basis point adverse change | 1,467 |

The following table shows the estimated future amortization for mortgage servicing rights at December 31, 2006:

| Years Ended December 31, | |
|---|---|
| 2007 | $ 4,390 |
| 2008 | 3,427 |
| 2009 | 2,683 |
| 2010 | 2,078 |
| 2011 | 1,608 |
| more than 5 years | 5,389 |
| | $19,575 |

## 7. Restrictions on Cash and Dividends

The average balance on deposit with the Federal Reserve Bank or other governing bodies to satisfy reserve requirements amounted to $6.5 million and $10.0 million during 2006 and 2005, respectively. The level of this balance is based upon amounts and types of customers' deposits held by the banking subsidiary of the Corporation. In addition, deposits are maintained with other banks at levels determined by Management based upon the volumes of activity and prevailing interest rates to compensate for check-clearing, safekeeping, collection and other bank services performed by these banks. At December 31, 2006 and 2005, cash and due from banks included $3.6 million deposited with the Federal Reserve Bank and other banks for these reasons.

Dividends paid by the subsidiaries are the principal source of funds to enable the payment of dividends by the Corporation to its shareholders. These payments by the subsidiaries in 2006 were restricted, by the regulatory agencies, principally to the total of 2006 net income plus undistributed net income of the previous two calendar years. Regulatory approval must be obtained for the payment of dividends of any greater amount.

## 8. Premises and Equipment

The components of premises and equipment are as follows:

| | At December 31, | | Estimated |
|---|---|---|---|
| | 2006 | 2005 | useful lives |
| Land | $ 22,581 | 21,569 | — |
| Buildings | 137,123 | 131,293 | 10-35 yrs |
| Equipment | 115,041 | 109,761 | 3-15 yrs |
| Leasehold improvements | 19,015 | 17,631 | 1-20 yrs |
| | 293,760 | 280,254 | |
| Less accumulated depreciation and amortization | 170,806 | 159,834 | |
| | $122,954 | 120,420 | |

Amounts included in other expenses on the face of the consolidated financial statements for depreciation and amortization aggregated $14.7 million, $13.7 million and $13.8 million for the years ended 2006, 2005 and 2004, respectively.

## 9. Certificates and Other Time Deposits

The aggregate amounts of certificates and other time deposits of $100 thousand and over at December 31, 2006 and 2005 were $1,223.7 million and $957.6 million, respectively. Interest expense on these certificates and time deposits amounted to $54.2 million in 2006, $37.8 million in 2005, and $37.2 million in 2004.

## 10. Securities Sold under Agreements to Repurchase and Wholesale Borrowings

The average balance of securities sold under agreements to repurchase for the years ended 2006, 2005 and 2004 amounted to $1,283,951, $1,409,135 and $1,447,629 respectively. In 2006, the weighted average annual interest rate amounted to 4.37%, compared to 3.22% in 2005 and 1.81% in 2004. The maximum amount of these borrowings at any month end totaled $1,562,871 during 2006, $1,699,337 during 2005 and $1,673,531 during 2004.

The average balance of wholesale borrowings for the years ended 2006, 2005 and 2004 amounted to $404,723, $431,787 and $307,867 respectively. In 2006, the weighted average annual interest rate amounted to 5.96%, compared to 4.97% in 2005 and 5.68% in 2004. The maximum amount of these borrowings at any month end totaled $800,643 during 2006, $651,690 during 2005 and $320,744 in 2004.

At December 31, 2006 and 2005, securities sold under agreements to repurchase totaled $1,261,821 and $1,426,037. At December 31, 2006, the maturities ranged from one day to two years and three months. They are collateralized by securities of the U.S. Government or its agencies.

The wholesale borrowings components and their respective terms are as follows:

During 2000, the Corporation issued $150,000 of subordinated bank notes under a debt agreement. The notes bear interest at 8.625% and mature on April 1, 2010. Under the debt agreement, the aggregate principal outstanding at any one time may not exceed $1,000,000. The notes were offered only to institutional investors. At December 31, 2006 and 2005, the Corporation had $150,000 outstanding.

At of December 31, 2006 and 2005, the Corporation had $41,252 and 127,203, respectively, of Federal Home Loan Bank ("FHLB") advances outstanding. The balances of the FLHB advances outstanding at year-end 2006 included: $36,486 with maturities from zero to five years and $4,766 with maturities of over five years. The FHLB advances have interest rates that range from 2.00% to 7.15% during 2006 and 2005.

During 2005, the Corporation entered into a new borrowing arrangement, Term Investment Option (TIO), with the United States Treasury. The funds are obtained by institutions for a fixed term ranging from three to forty-five days at a rate determined through a competitive bidding process. Borrowings are collateralized with commercial loans held in an account with the Federal Reserve. At December 31, 2006 and 2005, the Corporation had $250,000 and $100,000, respectively of TIOs outstanding. At December 31, 2006, the TIOs had interest rates of 5.18% and 5.20% and maturities of three days. At December 31, 2005 the TIO had an interest rate of 4.11% and a maturity of three days.

At year-end 2006, the Corporation had a $35,000 line of credit with a financial institution with no outstanding balance. The line carries a variable interest rate that approximates the one, two or three-month LIBOR rate plus 30 basis points.

At year-end 2005, the Corporation had a $20,000 line of credit with a financial institution with no outstanding balance. The line carries a variable interest rate that approximates the one-month LIBOR rate plus 25 basis points.

The lines of credit in existence at December 31, 2006 and 2005 require the Corporation to maintain risk-based capital ratios at least equal to those of a well capitalized institution. The Corporation was in compliance with these requirements at the end of both years.

At year-ends 2006 and 2005, the Corporation had $406 and $441, respectively, of convertible bonds outstanding. The convertible bonds, consist of 15 year, 6.25% debentures issued in a public offering in 1993. These bonds mature May 5, 2008 and may be redeemed by the bondholders any time prior to maturity.

During 1998, FirstMerit Capital Trust I, formerly Signal Capital Trust I, issued and sold $50,000 of 8.67% Capital Securities to investors in a private placement. In an exchange offer, a Common Securities Trust exchanged the outstanding Series A Securities for 8.67% Capital Securities, Series B which are owned solely by the Corporation's wholly-owned subsidiary, FirstMerit Bank, N.A. Distributions on the Capital Securities are payable semi-annually, commencing August 15, 1998 at the annual rate of 8.67% of the liquidation amount of $1,000 per security. Generally, the interest payment schedule of the Debentures is identical to the Capital Securities schedule. The Corporation has acquired approximately $28,550 of the Series B Capital Securities in the open market. The activity and balances resulting from these open market acquisitions have been properly eliminated when they represent intercompany transactions in the consolidated financial statements and the related notes. The outstanding balance of the Capital Securities totaled $21,450 at December 31, 2006 and 2005.

At December 31, 2006 and 2005, other borrowings totaled $1,119 and $2,010, respectively. These borrowings represent the SFAS 133 basis adjustment on the Capital Securities.

Residential mortgage loans totaling $418 million and $451 million at year-ends 2006 and 2005, respectively, were pledged to secure FHLB advances.

Federal Home Loan Mortgage Corporation ("FHLMC") Preferred Stock of approximately $8.6 million was pledged against the line of credit with no outstanding balance at year-end 2005.

### Contractual Maturities

The following table illustrates the contractual maturities of the Corporation's securities sold under agreements to repurchase and wholesale borrowings at December 31, 2006:

| | Total | One Year or Less | One to Three Years | Three to Five Years | Over Five Years |
|---|---|---|---|---|---|
| **Long-term debt** | | | | | |
| Bank notes | $ 150,000 | — | — | 150,000 | — |
| FHLB advances | 41,252 | 36,104 | 260 | 122 | 4,766 |
| Capital securities | 21,450 | — | — | — | 21,450 |
| Other | 1,119 | — | — | — | 1,119 |
| Total long-term debt | 213,821 | 36,104 | 260 | 150,122 | 27,335 |
| **Short-term debt** | | | | | |
| Securities sold under agreements to repurchase | 1,261,821 | 1,226,821 | 35,000 | — | — |
| Term Investment Option | 250,000 | 250,000 | — | — | — |
| Convertible subordinated debentures | 406 | 406 | — | — | — |
| Total short-term debt | 1,512,227 | 1,477,227 | 35,000 | 0 | — |
| Total | $1,726,048 | 1,513,331 | 35,260 | 150,122 | 27,335 |

The following table provides further detail of the maturities of securities sold under agreements to repurchase at December 31, 2006:

| | |
|---|---|
| Overnight | $1,056,915 |
| Up to thirty days | — |
| Thirty day to ninety days | 57,800 |
| Over ninety days | 147,106 |
| | $1,261,821 |

### 11. Federal Income Taxes

Federal income tax expense is comprised of the following:

| | 2006 | 2005 | 2004 |
|---|---|---|---|
| Taxes currently payable | $43,458 | $47,991 | $ 63,986 |
| Deferred expense (benefit) | (7,082) | 3,659 | (27,962) |
| | $36,376 | $51,650 | $ 36,024 |

Actual Federal income tax expense differs from the statutory tax rate as shown in the following table:

| | Years ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Statutory rate | 35.0% | 35.0% | 35.0% |
| Increase (decrease) in rate due to: | | | |
| Interest on tax-exempt securities and tax-free loans, net | (1.2) | (0.8) | (1.1) |
| Reduction of excess tax reserves | — | (2.3) | (3.3) |
| Bank owned life insurance | (4.4) | (2.4) | (3.1) |
| Low income housing tax credit | (1.1) | (0.8) | (1.0) |
| Dividends received deduction | (0.2) | (0.1) | (0.1) |
| ESOP Dividends | (0.7) | (0.5) | (0.9) |
| Non-deductible meals and entertainment | 0.2 | 0.2 | 0.3 |
| Other | 0.1 | 0.1 | 0.1 |
| Effective tax rates | 27.7% | 28.4% | 25.9% |

Income tax expense as reflected in the previous table excludes net worth-based taxes, which are assessed in lieu of income tax in Ohio and Pennsylvania. These taxes are $(2.5) million, $3.7 million and $4.5 million in 2006, 2005 and 2004, respectively, and are recorded in other operating expense in the consolidated statements of income and comprehensive income. Taxes, other than federal income tax (included in other expenses) benefited from the reversal of $9.5 million in tax expense associated with the favorable resolution of non-income tax examinations covering the years 2003 — 2005. This and other adjustments had the effect of reducing 2006 other tax expense by $6.2 million

Principal components of the Corporation's net deferred tax asset are summarized as follows:

| | Years Ended December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Deferred tax assets: | | |
| Allowance for credit losses | $ 43,026 | $ 33,857 |
| Accrued state taxes | — | 4,623 |
| Employee benefits | 30,342 | 503 |
| REMIC | 8,793 | 8,908 |
| Available for sale securities | 18,535 | 22,424 |
| Other | — | 693 |
| | 100,696 | 71,008 |
| Deferred tax liabilities: | | |
| Leased assets and depreciation | (11,133) | (12,080) |
| FHLB stock | (24,554) | (21,703) |
| Loan fees and expenses | (7,025) | (7,413) |
| Goodwill | (3,856) | (3,035) |
| Other | (531) | — |
| | (47,099) | (44,231) |
| Total net deferred tax asset | $ 53,597 | $ 26,777 |

The period change in deferred taxes is recorded both directly to capital and as a part of the income tax expense and can be summarized as follows:

| | Years ended December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Deferred tax changes reflected in other comprehensive income | $(19,739) | $(15,421) |
| Deferred tax changes reflected in Federal income tax expense | (7,081) | 3,659 |
| Net change in deferred taxes | $(26,820) | $(11,762) |

In consideration of the positive evidence available from projected taxable income in future years and net operating loss carryback availability from prior years, the Corporation believes that it is more likely than not that the deferred tax asset will be realized and accordingly no valuation allowance has been recorded.

During the third quarter of 2005, $7.5 million of tax reserves were released. These reserves related to tax issues carried over from a prior acquisition and included in the 2001 tax return which are no longer subject to review by taxing authorities. Additionally, $3.2 million of reserves were established in anticipation of potential at risk items.

During 2004, the Internal Revenue Service completed their examination of the Corporation's tax returns for the years ended 1999 and 2000. The Corporation resolved anticipated issues at less than previous expectations and was able to record a $4.6 million reduction in income tax expense, consisting of $2.5 million related to issues resolved within the 1999/2000 audit and $2.1 million related to reserves no longer required related to similar issues (bank owned life insurance) in subsequent years.

## 12. Benefit Plans

The Corporation has a defined benefit pension plan covering substantially all of its employees. In general, benefits are based on years of service and the employee's compensation. The Corporation's funding policy is to contribute annually the maximum amount that can be deducted for federal income tax reporting purposes. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

On May 18, 2006, the Corporation's Board of Directors approved freezing the current defined benefit pension plan for non-vested employees and closed it to new entrants after December 31, 2006. Participants vested in the current pension plan as of December 31, 2006 will remain participants in the existing pension plan. A new defined contribution plan was also approved for non-vested employees and new hires as of January 1, 2007. These plan amendments qualify as a curtailment of the defined benefit pension plan, the impact of which was a $1.4 million gain that was recognized by a direct reduction of the plan's cumulative net loss with no impact on current period earnings.

A supplemental non-qualified, non-funded pension plan for certain officers is also maintained and is being provided for by charges to earnings sufficient to meet the projected benefit obligation. The pension cost for this plan is based on substantially the same actuarial methods and economic assumptions as those used for the defined benefit pension plan.

The Corporation also sponsors a benefit plan which presently provides postretirement medical and life insurance for retired employees. Effective January 1, 1993, the plan was changed to limit the Corporation's medical contribution to 200% of the 1993 level for employees who retire after January 1, 1993. The Corporation reserves the right to terminate or amend the plan at any time. .

The cost of postretirement benefits expected to be provided to current and future retirees is accrued over those employees' service periods. Prior to 1993, postretirement benefits were accounted for on a cash basis. In addition to recognizing the cost of benefits for the current period, recognition is being provided for the cost of benefits earned in prior service periods (the transition obligation).

On September 29, 2006, SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" was issued. SFAS 158 requires, among other things, the recognition of the funded status of each defined pension benefit, retiree health care and other postretirement benefit plans on the balance sheet. Each overfunded plan is recognized as an asset and each underfunded plan is recognized as a liability. The initial impact of the standard due to unrecognized prior service cost or credits and net actuarial gains or losses as well as subsequent changes in the funded status is recognized as a component of accumulated comprehensive loss in shareholders' equity. Additional minimum pension liabilities ("AML") and related intangible assets are also derecognized upon adoption of the new standard. SFAS 158 requires initial application for fiscal years ending after December 15, 2006, with earlier application encouraged. The Corporation adopted SFAS 158 as of December 31, 2006. The following table summarized the effect of required changes in the AML as of December 31, 2006 prior to the adoption of SFAS 158 as well as the impact of the initial adoption of SFAS 158.

| | December 31, 2006 Prior to AML and SFAS 158 Adjustments | AML Adjustment | SFAS 158 Adjustment | December 31, 2006 After AML and SFAS 158 Adjustments |
|---|---|---|---|---|
| Prepaid pension costs | 41,807 | | (41,807) | — |
| Other assets | 2,339 | | (1,457) | 882 |
| Deferred taxes | 2,681 | (1,377) | 25,006 | 26,310 |
| Pension liabilities | 11,767 | | 25,483 | 37,250 |
| Postretirement liabilities | 27,869 | | 3,450 | 31,319 |
| Accumulated other comprehensive loss | 4,980 | (2,559) | 46,440 | 48,861 |

The amounts in accumulated other comprehensive loss that are expected to be recognized as components of net periodic benefit cost (credit) during the next fiscal year are as follows:

| | Pension | Postretirement | Total |
|---|---|---|---|
| Prior service cost | 163 | (541) | (378) |
| Cumulative net loss | 5,347 | 407 | 5,754 |

The following table sets forth the plans' funded status and amounts recognized in the Corporation's consolidated financial statements. The Corporation used a September 30 measurement date for the majority of its plans.

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| Change in Benefit Obligation | | | | | | |
| Projected Benefit Obligation (PBO)/, | | | | | | |
| Accumulated Postretirement Benefit Obligation (APBO), beginning of year | $169,225 | 150,569 | 134,951 | 31,685 | 26,707 | 42,821 |
| Service cost | 6,932 | 6,388 | 7,447 | 746 | 805 | 768 |
| Interest cost | 9,412 | 8,827 | 8,402 | 1,663 | 1,542 | 2,006 |
| Plan amendments | — | — | (201) | — | — | (11,963) |
| Participant contributions | — | — | — | 464 | 520 | 469 |
| Actuarial gain (loss) | (4,280) | 18,714 | 7,900 | (239) | 4,763 | (5,042) |
| Benefits paid | (9,081) | (15,273) | (7,930) | (3,000) | (2,652) | (2,352) |
| PBO/APBO, end of year | $172,208 | 169,225 | 150,569 | 31,319 | 31,685 | 26,707 |
| Change in Plan Assets | | | | | | |
| Fair Value of Plan Assets, beginning of year | $133,050 | 117,987 | 106,941 | — | — | — |
| Actual return on plan assets | 10,249 | 13,762 | 10,235 | — | — | — |
| Participant contributions | — | — | — | 464 | 520 | 469 |
| Employer contributions | 739 | 16,574 | 8,741 | 2,536 | 2,132 | 1,883 |
| Benefits paid | (9,081) | (15,273) | (7,930) | (3,000) | (2,652) | (2,352) |
| Fair Value of Plan Assets, end of year | $134,957 | 133,050 | 117,987 | — | — | — |
| Funded Status | $ (37,250) | (36,174) | (32,582) | (31,319) | (31,685) | (26,707) |
| Prior service costs (benefits) | (839) | 797 | 1,093 | (5,009) | (5,550) | (6,092) |
| Cumulative net loss | 64,674 | 80,448 | 67,188 | 7,708 | 7,913 | 3,769 |
| Post-measurement date contributions | 132 | 134 | 134 | 751 | 851 | — |
| (Accrued) prepaid pension/ postretirement cost | $ 26,717 | 45,205 | 35,833 | (27,869) | (28,471) | (29,030) |
| Amounts recognized in the statement of financial condition consist of: | | | | | | |
| Prepaid benefit cost | $ — | 49,835 | 39,691 | — | — | — |
| Accrued benefit liability | (37,250) | (14,192) | (8,976) | (31,319) | (28,470) | (29,030) |
| Intangible asset | — | 1,766 | 2,193 | — | — | — |
| Accumulated other comprehensive income | 72,472 | 7,661 | 2,791 | 2,699 | — | — |
| Post-measurement date contributions | 132 | 134 | 134 | — | — | — |
| Net amount recognized | $ 35,354 | 45,204 | 35,833 | (28,620) | (28,470) | (29,030) |

| Weighted-average assumptions as of December 31 | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| Discount Rate | 5.75% | 5.50% | 6.00% | 5.75% | 5.50% | 6.00% |
| Long-term rate of return on assets | 8.50% | 8.50% | 8.75% | — | — | — |
| Rate of compensation increase | 3.75% | 3.75% | 3.75% | — | — | — |
| Medical trend rates — non-medicare risk Pre-65 | — | — | — | 8.0% to 5.0% | 9.0% to 5.0% | 9.0% to 7.0% |
| Medical trend rates — non-medicare risk Post-65 | — | — | — | 8.0% to 5.0% | 9.0% to 5.0% | 9.0% to 7.0% |
| Prescription Drugs | — | — | — | 11.0% to 5.0% | 9.0% to 5.0% | 9.0% to 7.0% |
| Medical trend rates — medicare risk HMO Post-65 | — | — | — | 12.0% to 5.0% | 12.0% to 5.0% | 12.0% to 7.0% |

For measurement purposes, the assumed annual rate increase in the per capita cost of covered health care benefits was 9.0% in 2006, decreased gradually to 5% in 2015 and remains level thereafter.

The Corporation received $0.1 million in subsidy payments under the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A 100 basis point change in assumed health care cost trend rates would have the following effects:

| | 1-Percentage Point Increase | 1-Percentage Point decrease |
|---|---|---|
| Effect on total of service and interest cost components of net periodic postretirement health care benefit costs | $ 187 | $ (162) |
| Effect on postretirement benefit obligation for health care benefits | $1,684 | $1,467 |

The components of net periodic pension and postretirement benefits are:

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| Components of Net Periodic Pension/Postretirement Cost | | | | | | |
| Service cost | $ 6,932 | 6,388 | 7,447 | 746 | 805 | 768 |
| Interest cost | 9,413 | 8,827 | 8,402 | 1,663 | 1,542 | 2,006 |
| Expected return on assets | (11,399) | (11,556) | (11,448) | — | — | — |
| Amorization of unrecognized | | | | | | |
| Transition (asset) | — | — | (35) | — | — | 156 |
| Prior service costs | 180 | 296 | 261 | (541) | (541) | (406) |
| Cumulative net loss | 5,462 | 3,382 | 2,231 | 430 | 97 | 369 |
| Net periodic pension/postretirement cost | $ 10,588 | 7,337 | 6,858 | 2,298 | 1,903 | 2,893 |

Accumulated Benefit Obligation for the Corporation's pension plan was $146.5 million, $141.5 million and $126.1 million for the periods ended December 31, 2006, 2005 and 2004, respectively.

### Additional Information

Amounts recognized in accumulated other comprehensive loss consist of:

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| Prior service cost | $ 617 | n/a | n/a | $(5,009) | n/a | n/a |
| Cumulative net loss | 71,855 | n/a | n/a | 7,708 | n/a | n/a |
| Total amount recognized | $72,472 | | | $ 2,699 | | |

Plans with under funded or non-funded accumulated benefit obligation:

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2004 | 2006 | 2005 | 2004 |
| Aggegate Projected benefit obligation | $15,222 | $16,146 | $12,701 | n/a | n/a | n/a |
| Aggregate accumulated benefit obligation | $11,767 | $14,192 | $ 8,976 | n/a | n/a | n/a |
| Aggregate fair value of plan assets | $ — | $ — | $ — | n/a | n/a | n/a |

### Plan Assets

The Corporation's pension plan weighted-average allocations at September 30, 2006, 2005 and 2004 (measurement date) by asset category are as follows:

| | Plan Assets | | |
|---|---|---|---|
| Asset Category | 2006 | 2005 | 2004 |
| Cash and money market funds | 1.45% | 4.51% | 4.08% |
| U.S. Treasury obligations | 6.54% | 5.99% | 9.98% |
| U.S. government agencies | 4.43% | 4.37% | 6.82% |
| Corporate bonds | 20.41% | 20.61% | 14.71% |
| Domestic equity mutual funds | 67.17% | 64.52% | 64.41% |
| | 100.00% | 100.00% | 100.00% |

The Corporation's pension administrative committee ("Committee") has developed a "Statement of Investment Policies and Objectives" ("Statement") to assist FirstMerit and the investment managers of the pension plan in effectively supervising and managing the assets of the pension plan. The investment philosophy contained in the Statement sets the investment time horizon as long term and the risk tolerance level as slightly above average while requiring diversification among several asset classes and securities. Without sacrificing returns, or increasing risk, the Statement recommends a limited number of investment manager relationships and permits both separate accounts and commingled investments vehicles. Based on the demographics, actuarial/funding situation, business and financial characteristics and risk preference, the Statement defines that the pension fund as a total return investor return and accordingly current income is not a key goal of the plan.

The pension asset allocation policy has set guidelines based on the plan's objectives, characteristics of the pension liabilities, industry practices, the current market environment, and practical investment issues. The committee decided to investment in traditional (i.e., publicly traded securities) and not alternative asset classes (e.g. private equity, hedge funds, real estate, etc.) at this time. The current asset allocation policy is described below:

| Asset Class | Target | Range |
|---|---|---|
| Large Cap U.S. Equity | 35.00% | 30%-40% |
| Small/Mid Cap U.S. Equity | 15.00 | 12%-18% |
| International Equity | 15.00 | 12%-18% |
| Total Equity | 65.00 | 55%-65% |
| Fixed Income | 35.00 | 30%-40% |
| Cash Equivalents | 0.00 | 0%-5% |
| | 100.00% | |

During September, 2006, 2005 and 2004, respectively, the Corporation contributed $ none, $15.5 million and $7.7 million to the qualified pension plan.

The Corporation is not required and does not expect to make a contribution to its pension plan in 2007.

At December 31, 2006, the projected benefit payments for the pension plans and the postretirement benefit plan, net of the Medicare subsidy, totaled million $6.6 million and $2.3 million in 2007, $6.2 million and $2.3 million in 2008, $7.0 million and $2.4 million in 2009, $8.0 million and $2.5 million in 2010, $7.8 million and $2.7 million in 2011, and $49.9 million and $13.9 million in years 2012 through 2016, respectively. The projected payments were calculated using the same assumptions as those used to calculate the benefit obligations in the preceding tables.

The expected long-term rate of return was estimated using market benchmarks for equities and bonds applied to the plan's target asset allocation and expected duration of benefit payments. The expected return on equities was computed using a valuation framework, which projected future returns based on current equity valuations rather than historical returns. Due to active management of the plan's assets, the return on the plan equity investments historically has exceeded market averages. Management estimated the rate by which the plan assets would outperform the market in the future based on historical experience adjusted for changes in asset allocation and expectations for overall future returns on equities compared to past periods.

FirstMerit' Amended and Restated Executive Deferred Compensation Plan allows participating executives to elect to receive incentive compensation payable with respect to any year in whole shares of Common Stock, to elect to defer receipt of any incentive compensation otherwise payable with respect to any year in increments of 1%. A stock account is maintained in the name of each participant and is credited with shares of Common Stock equal to the number of shares that could have been purchased with the amount of any compensation so deferred, at the closing price of the Common Stock on the day as of which the stock account is so credited. The deferred compensation liability at December 31, 2006, 2005 and 2004 was $12.1 million, $10.7 million and $9.7 million, respectively.

The Corporation maintains a savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all full-time and part-time employees after six months of continuous employment. Under the plan, employee contributions are partially matched by the Corporation. Such matching becomes vested in accordance with plan specifications. Total savings plan expenses were $4.1 million, $4.0 million and $3.7 million for 2006, 2005 and 2004, respectively.

## 13. Share-Based Compensation

The Corporation's 1992, 1993, 1996, 1997, 1999, 2002 and 2006 Stock and Equity Plans (the "Plans") provide stock options and restricted stock awards to certain key employees (and to all full-time employees in the case of the 1999, 2002 and 2006 Plans) for up to 10,104,158 common shares of the Corporation. In addition, the 2002 and 2006 Plans provide for the granting of non-qualified stock options and nonvested (restricted) shares to certain non-employee directors of the Corporation. Outstanding options under these Plans are generally not exercisable for twelve months from date of grant.

Options under these Plans are granted with an exercise price equal to the market price of the Corporation's stock at the date of grant; those option awards generally vest based on 3 years of continuous service and have a 10 year contractual term. Options granted as incentive stock options must be exercised within ten years and options granted as non-qualified stock options have terms established by the Compensation Committee of the Board and approved by the non-employee directors of the Board. Upon termination, options are cancelable within defined periods based upon the reason for termination of employment.

The Corporation adopted the FASB's SFAS No. 123 (revised 2004), "Share-Based Payment," (SFAS No. 123(R)) on the required effective date, January 1, 2006, using the modified prospective transition method provided for under the standard. SFAS 123(R) required an entity to recognize as compensation expense the grant-date fair value of stock options and other equity-based compensation granted to employees within the income statement using a fair-value-based method, eliminating the intrinsic value method of accounting previously permissible under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25) and related interpretations. The Corporation previously elected to use APB No. 25 and adopted the disclosure requirements of SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation -— Transition and Disclosure."

Pro forma information regarding net income and earning per share for the year ended December 31, 2005 and 2004 is presented below as if the Corporation had accounted for all stock-based compensation under the fair value method of SFAS No. 123. The financial statements for the prior interim periods and fiscal years do not reflect any compensation expense calculated under the fair-value method.

| | Year Ended December 31, | |
|---|---|---|
| | 2005 | 2004 |
| Net income, as reported | $130,483 | 103,214 |
| Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects | (7,378) | (3,573) |
| Pro forma net income | $123,105 | 99,641 |
| Pro forma EPS — Basic | $ 1.47 | 1.18 |
| Pro forma EPS — Diluted | $ 1.47 | 1.17 |
| Reported EPS — Basic | $ 1.56 | 1.22 |
| Reported EPS — Diluted | $ 1.56 | 1.21 |

Certain of the Corporation's share-based award grants contain terms that provide for a graded vesting schedule whereby portions of the award vest in increments over the requisite service period. As provided for under SFAS No. 123(R), the Corporation has elected to recognize compensation expense for awards with graded vesting schedule on a straight-line basis over the requisite service period for the entire award. SFAS No. 123(R) requires companies to recognize compensation expense based on the estimated number of stock options and awards for which service is to be rendered. Upon stock option exercise or stock unit conversion, it is the policy of the Corporation to issue shares from treasury stock.

The Black-Scholes option pricing model was used to estimate the fair market value of the options at the date of grant. This model was originally developed for use in estimating the fair value of traded options which have different characteristics from the Corporation's employee stock options. The model is also sensitive to changes in subjective assumptions, which can materially affect fair value estimates. Expected volatilities are based on implied volatilities from historical volatility of the Corporation's stock, and other factors. The Corporation uses historical data to estimate option exercise and employee termination with the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding; the range given below results from certain groups of employees exhibiting different behavior. The risk-free rate for periods within the expected life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Assumptions: | | | |
| Dividend yield | 4.25% | 4.02% | 4.07% |
| Expected volatility | 23.51% | 28.39% | 29.74% |
| Risk free interest rate | 4.86% | 3.77 - 4.38% | 2.94 - 3.91% |
| Expected lives | 4.92 years | 5 years | 5 years |

On December 27, 2005, with the approval of the Compensation Committee of the Board of Directors, the Corporation accelerated the vesting of unvested out-of-the-money stock options ("Options") outstanding under the Amended and Restated 2002 Stock Plan.

The decision to accelerate these Options was made primarily to reduce non-cash compensation expense that would have been recorded in the Corporation's income statement in future periods upon the adoption of SFAS No. 123(R). The Compensation Committee of the Board of Directors of the Corporation is authorized under the 2002 Plan to prescribe the time of the exercise of stock options and to accelerate the time at which stock options become exercisable. As a result of this decision, the Corporation reduced the after-tax stock option expense it would have been required to record by approximately $2.3 million in 2006 and $1.5 million in 2007.

As a result of this vesting acceleration, options to purchase approximately 1.7 million shares became exercisable immediately. These Options would have vested through February 2008. Based upon the Corporation's closing price of $26.32, on December 27, 2005, all of the Options accelerated were out-of-the-money, that is, the Options' exercise price was greater than the current market value of the Corporation's stock. The number of shares, exercise prices and terms of the Options, subject to acceleration, remain the same.

A summary of stock option activity under the Plans as of December 31, 2006, and changes during the year then ended is as follows:

| Options | Shares (000's) | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value (000's) |
|---|---|---|---|---|
| Outstanding at January 1, 2006 | 7,495 | $25.66 | | |
| Granted | 524 | 24.13 | | |
| Exercised | (102) | 17.73 | | |
| Forfeited | (360) | 25.10 | | |
| Expired | (338) | 26.68 | | |
| Outstanding at December 31, 2006 | 7,219 | 25.64 | 4.84 | $4,229 |
| Exercisable at December 31, 2006 | 6,797 | $25.72 | 4.60 | $4,168 |

The weighted average grant-date fair value of options granted during the year ended December 31, 2006 was $4.19. The total intrinsic value of options exercised during the year ended December 31, 2006 was $0.7 million. Cash received from options exercised under all share-based payment arrangement for the year ended December 31, 2006 was $1.8 million. The actual tax benefit realized for the tax deduction from option exercise of the share-based payment arrangements totaled $0.2 million.

The Corporation has a policy of repurchasing shares on the open market to satisfy share option exercises. During the first quarter of 2006 the Corporation repurchased 2.6 million common shares which were adequate to cover option exercises for the full year.

At December 31, 2006, there was $1.5 million of unrecognized compensation cost related to stock options granted under the Plans which will be recognized over a weighted-average period of 2.3 years.

A summary of the status of the Corporation's nonvested shares as of December 31, 2005, and changes during the twelve months ended December 31, 2006, is as follows:

| Nonvested (restricted) Shares | Shares (000's) | Weighted-Average Grant-Date Fair Value |
|---|---|---|
| Nonvested at January 1, 2006 | 68 | $24.52 |
| Granted | 302 | 23.99 |
| Vested | (33) | 24.05 |
| Forfeited or expired | (11) | 24.27 |
| Nonvested at December 31, 2006 | 326 | $24.08 |

As of December 31, 2006, there was $3.9 million of total unrecognized compensation cost related to nonvested (restricted) share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 2.3 years. The total fair value of shares vested during the year ended December 31, 2006 was $0.8 million.

In accordance with the Corporation's stock option and nonvested (restricted) shares plans, employee participants that are 55 or older and have 15 years of service are eligible to retire. At retirement, all unvested awards immediately vest. As required by SFAS 123(R), the Corporation began accelerating the recognition of compensation costs for share-based awards granted to retirement-eligible employees and employees who become retirement-eligible prior to full vesting of the awards. Compensation cost for awards granted or modified after the adoption of SFAS 123(R) will be recognized over a period to the date an employee first becomes eligible for retirement. In accordance with this change in policy, share-based compensation for the year ended December 31, 2006 included expense of $3.6 million for share-based compensation that was granted to retirement-eligible employee participants.

The total share-based compensation expense recognized during the year ended December 31, 2006 was $6.0 million and the related tax benefit thereto was $1.6 million.

## 14. Parent Company

Condensed financial information of FirstMerit Corporation (Parent Company only) is as follows:

### Condensed Balance Sheets

| | As of December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Assets: | | |
| Cash and due from banks | $ 4,099 | $ 3,932 |
| Investment securities | 1,114 | 3,539 |
| Loans to subsidiaries | 50,050 | 80,000 |
| Investment in subsidiaries, at equity in underlying value of their net assets | 830,200 | 839,128 |
| Other assets | 17,146 | 66,099 |
| Total Assets | $902,609 | $992,698 |
| Liabilities and Shareholders' Equity: | | |
| Convertible subordinated debt | $ 406 | $ 441 |
| Wholesale borrowings | 52,887 | 53,778 |
| Accrued and other liabilities | 3,205 | 899 |
| Shareholders' equity | 846,111 | 937,580 |
| Total Liabilities and Shareholders' Equity | $902,609 | $992,698 |

### Condensed Statements of Income

| | Years ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Income: | | | |
| Cash dividends from subsidiaries | $78,655 | $192,987 | $ 88,238 |
| Other income | 2,728 | 97 | 59 |
| | 81,383 | 193,084 | 88,297 |
| Interest and other expenses | 10,977 | 8,426 | 1,027 |
| Income before federal income tax benefit and equity in undistributed income of subsidiaries | 70,406 | 184,658 | 87,270 |
| Federal income tax (benefit) | (2,295) | (2,934) | (310) |
| | 72,701 | 187,592 | 87,580 |
| Equity in undistributed income of subsidiaries | 22,245 | (57,109) | 15,634 |
| Net income | $94,946 | $130,483 | $103,214 |

**Condensed Statements of Cash Flows**

| | Years ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| Operating activities: | | | |
| Net income | $ 94,946 | $ 130,483 | $ 103,214 |
| Adjustments to reconcile net income to net cash provided by operating activites: | | | |
| Equity in undistributed (income) loss of subsidiaries | (22,245) | 57,109 | (15,634) |
| (Increase) decrease in Federal income tax receivable | 21,638 | (21,400) | (3,134) |
| Other | 2,818 | 1,478 | 2,842 |
| Net cash provided by operating activities | 97,157 | 167,670 | 87,288 |
| Investing activities: | | | |
| Loans to subsidiaries | (84,500) | (141,000) | (272,500) |
| Repayment of loans to subsidiaries | 143,000 | 124,000 | 296,500 |
| Payments for investments in and advances to subsidiaries | (61) | (850) | (299) |
| Purchases of investment securities | (56) | (56) | (48) |
| Net cash provided (used) by investing activities | 58,383 | (17,906) | 23,653 |
| Financing activities: | | | |
| Conversion of subordinated debt | (35) | — | (5,002) |
| Cash dividends | (91,354) | (92,798) | (89,904) |
| Proceeds from exercise of stock options | 1,853 | 8,806 | 4,983 |
| Purchase of treasury shares | (65,837) | (63,236) | (20,159) |
| Net cash used by financing activities | (155,373) | (147,228) | (110,082) |
| Net increase in cash and cash equivalents | 167 | 2,536 | 859 |
| Cash and cash equivalents at beginning of year | 3,932 | 1,396 | 537 |
| Cash and cash equivalents at end of year | $ 4,099 | $ 3,932 | $ 1,396 |

### 15. Segment Information

The Corporation provides a diversified range of banking and certain nonbanking financial services and products through its various subsidiaries. Management reports the results of the Corporation's operations through its major line of business Supercommunity Banking. Parent Company and Others include activities that are not directly attributable to Supercommunity Banking. Included in this category are certain nonbanking affiliates and certain nonrecurring transactions. Also included are portions of certain assets, capital, and support functions not specifically identifiable with Supercommunity Banking. The Corporation's business is conducted solely in the United States.

The accounting policies of the segment are the same as those described in "Summary of Significant Accounting Policies." The Corporation evaluates performance based on profit or loss from operations before income taxes.

The following table presents a summary of financial results and significant performance measures for the periods depicted:

| | 2006 | | | |
|---|---|---|---|---|
| | Super - community Banking | Parent Co. and Other Subs. | Eliminations | Consolidated |
| **Summary of operations:** | | | | |
| Net interest income | $ 332,287 | 87,571 | (79,485) | 340,373 |
| Provison for loan losses | 76,156 | (44) | — | 76,112 |
| Other income | 195,163 | (15) | — | 195,148 |
| Other expenses | 320,865 | 7,214 | 8 | 328,087 |
| Net income | 94,904 | 100,941 | (100,899) | 94,946 |
| **Average balances:** | | | | |
| Assets | 10,031,782 | 1,187,742 | (1,089,509) | 10,130,015 |
| Loans | 6,794,902 | 3,436 | — | 6,798,338 |
| Earning assets | 9,256,459 | 1,054,986 | (1,050,153) | 9,261,292 |
| Deposits | 7,422,845 | — | (38,699) | 7,384,146 |
| Shareholders' equity | 729,862 | 1,066,064 | (905,997) | 889,929 |
| **Performance ratios:** | | | | |
| Return on average equity | 13.00% | | | 10.67% |
| Return on average assets | 0.95% | | | 0.94% |
| Efficiency ratio | 60.33% | | | 60.77% |

| | 2005 | | | |
|---|---|---|---|---|
| | Super - community Banking | Parent Co. and Other Subs. | Eliminations | Consolidated |
| **Summary of operations:** | | | | |
| Net interest income | $ 342,089 | 200,687 | (193,781) | 348,995 |
| Provison for loan losses | 43,853 | (33) | — | 43,820 |
| Other income | 190,056 | 410 | — | 190,466 |
| Other expenses | 309,213 | 4,287 | 8 | 313,508 |
| Net income | 128,427 | 137,933 | (135,877) | 130,483 |
| **Average balances:** | | | | |
| Assets | 10,176,712 | 1,253,192 | (1,165,475) | 10,264,429 |
| Loans | 6,604,938 | 5,571 | — | 6,610,509 |
| Earning assets | 9,418,152 | 1,116,280 | (1,099,768) | 9,434,664 |
| Deposits | 7,334,418 | — | (35,762) | 7,298,656 |
| Shareholders' equity | 800,150 | 1,150,653 | (984,077) | 966,726 |
| **Performance ratios:** | | | | |
| Return on average equity | 16.05% | | | 13.50% |
| Return on average assets | 1.26% | | | 1.27% |
| Efficiency ratio | 57.86% | | | 57.88% |

| | 2004 | | | |
|---|---|---|---|---|
| | Super-community Banking | Parent Co. and Other Subs. | Eliminations | Consolidated |
| **Summary of operations:** | | | | |
| Net interest income | $ 345,767 | 91,634 | (86,596) | 350,805 |
| Provison for loan losses | 73,732 | 191 | — | 73,923 |
| Other income | 173,532 | 753 | — | 174,285 |
| Other expenses | 311,119 | 804 | 6 | 311,929 |
| Net income | 100,076 | 110,784 | (107,646) | 103,214 |
| **Average balances:** | | | | |
| Assets | 10,255,165 | 1,270,353 | (1,207,213) | 10,318,305 |
| Loans | 6,489,677 | 3,795 | — | 6,493,472 |
| Earning assets | 9,501,839 | 1,099,648 | (1,085,529) | 9,515,958 |
| Deposits | 7,526,093 | — | (85,859) | 7,440,234 |
| Shareholders' equity | 789,221 | 1,164,956 | (970,648) | 983,529 |
| **Performance ratios:** | | | | |
| Return on average equity | 12.68% | | | 10.49% |
| Return on average assets | 0.98% | | | 1.00% |
| Efficiency ratio | 59.09% | | | 58.60% |

## 16. Fair Value Disclosure of Financial Instruments

The Corporation is required to disclose the estimated fair value of its financial instruments in accordance with SFAS No. 107, "Disclosures about Fair Value of Financial Instruments." These disclosures do not attempt to estimate or represent the Corporation's fair value as a whole. Fair value estimates are made at a point in time, based on relevant market data and information about the financial instrument, and may change in subsequent reporting periods due to market conditions or other factors.

Estimated fair value in theory represents the amounts at which financial instruments could be exchanged or settled in a current transaction between willing parties. Instruments for which quoted market prices are not available are valued based on estimates using present value or other valuation techniques whose results are significantly affected by the assumptions used, including discount rates and future cash flows. Accordingly, the values so derived, in many cases, may not be indicative of amounts that could be realized in immediate settlement of the instrument.

The following methods and assumptions were used to estimate the fair values of each class of financial instrument presented:

*Investment Securities* — The fair value of investment securities is based on quoted market prices, where available. If quoted market prices are not available, fair value is estimated using the quoted market prices of comparable instruments.

*Net loans* — The loan portfolio was segmented based on loan type and repricing characteristics. Carrying values are used to estimate fair values of variable rate loans. A discounted cash flow method was used to estimate the fair value of fixed-rate loans. Discounting was based on the contractual cash flows, and discount rates are based on the year-end yield curve plus a spread that reflects current pricing on loans with similar characteristics. If applicable, prepayment assumptions are factored into the fair value determination based on historical experience and current economic conditions.

*Loans held for sale* — The fair value of mortgage loans held for sale is based either upon observable market prices or prices obtained from third parties. The fair value of commercial loans held for sale is based upon third party estimates.

*Cash and due from banks* — The carrying amount is considered a reasonable estimate of fair value.

*Accrued interest receivable* — The carrying amount is considered a reasonable estimate of fair value.

*Mortgage servicing rights* — The carrying amount is recorded at lower of cost or market in accordance with SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." A discounted cash flow method was used to estimate the fair value.

*Deposits* — SFAS No. 107 defines the estimated fair value of deposits with no stated maturity, which includes demand deposits, money market accounts and other savings accounts, to be established at carrying value because of the customers' ability to withdraw funds immediately. A discounted cash flow method is used to estimate the fair value of fixed rate time deposits. Discounting was based on the contractual cash flows and the current rates at which similar deposits with similar remaining maturities would be issued.

*Securities sold under agreements to repurchase and wholesale borrowings* — The carrying amount of variable rate borrowings including federal funds purchased is considered to be their fair value. Quoted market prices or the discounted cash flow method was used to estimate the fair value of the Corporation's long-term debt. Discounting was based on the contractual cash flows and the current rate at which debt with similar terms could be issued.

*Accrued interest payable* — The carrying amount is considered a reasonable estimate of fair value.

*Derivative assets and liabilities* — The fair value of derivative assets and liabilities and mortgage-related derivatives was based on quoted market prices or dealer quotes. Derivative assets and liabilities consist of interest rate swaps, interest rate lock commitments and forward contracts sold. These values represent the estimated amount the Corporation would receive or pay to terminate the agreements, considering current interest rates, as well as the current creditworthiness of the counterparties. Fair value amounts consist of unrealized gains and losses and premiums paid or received, and take into account master netting agreements.

The estimated fair values of the Corporation's financial instruments based on the assumptions previously described are shown in the following table:

| | At December 31, | | | |
|---|---|---|---|---|
| | 2006 | | 2005 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial assets: | | | | |
| Investment securities | $2,407,888 | 2,408,777 | 2,546,496 | 2,546,496 |
| Net loans | 6,787,521 | 6,780,483 | 6,590,582 | 6,549,007 |
| Loan held for sale | 95,272 | 95,664 | 42,566 | 43,132 |
| Cash and due from banks | 200,204 | 200,204 | 225,953 | 225,953 |
| Accrued interest receivable | 57,554 | 57,554 | 49,244 | 49,244 |
| Mortgage servicing rights | 19,575 | 23,063 | 19,971 | 23,097 |
| Derivative assets | 8,584 | 8,584 | 10,577 | 10,577 |
| Financial liabilities: | | | | |
| Deposits | $7,498,924 | 7,503,077 | 7,233,650 | 7,232,858 |
| Securities sold under agreements to repurchase | 1,261,821 | 1,261,144 | 1,426,037 | 1,422,182 |
| Wholesale borrowings | 464,227 | 478,523 | 401,104 | 422,024 |
| Accrued interest payable | 41,120 | 41,120 | 28,918 | 28,918 |
| Derivative liabilities | 58 | 58 | 265 | 265 |

## 17. Financial Instruments with Off-Balance-Sheet Risk

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and financial guarantees, loans sold with recourse and derivative instruments. See Note 1(r) to the consolidated financial statements for more information on derivatives.

These instruments involve, to varying degrees, elements recognized in the consolidated balance sheets. The contract or notional amount of these instruments reflects the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments.

The Corporation's process for evaluation and estimation of credit losses associated with off-balance sheet financial instruments is done at the same time and in a similar manner as the evaluation and estimation of credit losses associated with the loan portfolio.

Unless noted otherwise, the Corporation does not require collateral or other security to support financial instruments with credit risk. The following table sets forth financial instruments whose contract amounts represent credit risk.

| | At December 31, | |
|---|---|---|
| | 2006 | 2005 |
| Commitments to extend credit | $3,105,796 | $2,889,749 |
| Standby letters of credit and financial guarantees written | 198,225 | 226,457 |
| Loans sold with recourse | 40,565 | 59,820 |
| Derivative financial instruments: | | |
| Interest rate swaps | 540,912 | 601,571 |
| Interest rate lock commitments | 24,249 | 34,875 |
| Forward contracts sold | 24,304 | 26,652 |

Commitments to extend credit are agreements to lend to a customer provided there is no violation of any condition established in the contract. Commitments generally are extended at the then prevailing interest rates, have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Corporation upon extension of credit is based on Management's credit evaluation of the counter party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit and written financial guarantees are conditional commitments issued by the Corporation to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing and similar transactions. Except for short-term guarantees of $90.6 million and $95.1 million at December 31, 2006 and 2005, respectively, the remaining guarantees extend in varying amounts through 2018. The credit risk involved in issuing letters of credit is essentially the same as involved in extending loan facilities to customers. Collateral held varies, but may include marketable securities, equipment and real estate. In recourse arrangements, the Corporation accepts 100% recourse. By accepting 100% recourse, the Corporation is assuming the entire risk of loss due to borrower default. The Corporation's exposure to credit loss, if the borrower completely failed to perform and if the collateral or other forms of credit enhancement all prove to be of no value, is represented by the notional amount less any allowance for possible loan losses. The Corporation uses the same credit policies originating loans which will be sold with recourse as it does for any other type of loan.

Derivative financial instruments principally include interest rate swaps which derive value from changes to underlying interest rates. The notional or contract amounts associated with the derivative instruments were not recorded as assets or liabilities on the balance sheets at December 31, 2006 or 2005. In the normal course of business, the Corporation has entered into swap agreements to modify the interest sensitivity of certain asset and liability portfolios. Specifically, the Corporation swapped $21.5 million of trust preferred securities to floating rate liabilities. In 2003, the Corporation implemented a hedge program to swap qualifying fixed rate commercial loans to floating rate assets. At December 31, 2006, commercial loan transactions totaling $490.5 million have been swapped. At December 31, 2005, commercial loan transactions totaling $445.1 million were swapped.

In the third quarter of 2004, the Corporation began entering into forward interest rate swap agreements which, in effect, fixed the borrowing costs of certain variable rate liabilities in the future. The Corporation classifies these transactions as cash flow hedges, with any hedge ineffectiveness being reported in current earnings. At December 31, 2006 no such transactions had been swapped. At December 31, 2005, two such transactions totaling $135.0 million had been swapped.

Additionally, as a normal course of business, the Corporation sells originated mortgage loans into the secondary mortgage loan markets. The Corporation maintains a risk management program to protect and manage interest-rate risk and pricing associated with its mortgage commitment pipeline. The Corporation's mortgage commitment pipeline includes interest-rate lock commitments ("IRLCs") that have been extended to borrowers who have applied for loan funding and met certain defined credit and underwriting standards. During the term of the IRLCs, the Corporation is exposed to interest-rate risk, in that the value of the IRLCs may change significantly before the loans close. To mitigate this interest-rate risk, the Corporation enters into derivatives by selling loans forward to investors using forward commitments. In Accordance with SFAS 133, the Corporation classifies and accounts for IRLCs and forward commitments as nondesignated derivatives. Accordingly, IRLCs and forward commitments are recorded at fair value with changes in value recorded to current earning in loan sales and servicing income.

Once a loan is closed, it is placed in the mortgage loan warehouse and classified as held for sale until ultimately sold in the secondary market. The forward commitment remains in place. During 2003, the Corporation implemented a SFAS 133 hedging program of its mortgage loans held for sale to gain protection for the changes in fair value of the mortgage loans held for sale and the forward commitments. As such, both the mortgage loans held for sale and the forward commitments are recorded at fair value with ineffective changes in value recorded to current earnings in loan sales and servicing income.

## 18. Contingencies

The nature of the Corporation's business results in a certain amount of litigation. Accordingly, FirstMerit Corporation and its subsidiaries are subject to various pending and threatened lawsuits in which claims for monetary damages are asserted. Management, after consultation with legal counsel, is of the opinion that the ultimate liability of such pending matters would not have a material effect on the Corporation's financial condition or results of operations.

At December 31, 2006, the Corporation was obligated for rental commitments under noncancelable operating leases on branch offices and equipment as follows:

| At December 31, | Lease Commitments |
|---|---|
| 2007 | $ 6,364 |
| 2008 | 5,240 |
| 2009 | 4,009 |
| 2010 | 3,014 |
| 2011 | 2,508 |
| 2012-2026 | 14,148 |
| | $35,283 |

## 19. Earnings Per Share

The reconciliation of the numerator and denominator used in the basic earnings per share calculation to the numerator and denominator used in the diluted earnings per share calculation is presented as follows:

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2006 | 2005 | 2004 |
| **Basic EPS:** | | | |
| Net income | $ 94,946 | 130,483 | 103,214 |
| Net income available to common shareholders | $ 94,946 | 130,483 | 103,214 |
| Average common shares outstanding | 80,127,707 | 83,490,133 | 84,601,050 |
| Basic net income per share | $ 1.18 | 1.56 | 1.22 |
| **Diluted EPS:** | | | |
| Income available to common shareholders | $ 94,946 | 130,483 | 103,214 |
| Add: interest expense on convertible bonds, net of tax | 18 | 18 | 30 |
| Income used in diluted earnings per share calculation | $ 94,964 | 130,501 | 103,244 |
| Average common shares outstanding | 80,127,707 | 83,490,133 | 84,601,050 |
| Add: common stock equivalents: | | | |
| Stock option plans | 175,637 | 301,350 | 340,118 |
| Convertible debentures/preferred securities | 48,409 | 52,154 | 54,334 |
| Average common and common stock equivalent shares outstanding | 80,351,753 | 83,843,637 | 84,995,502 |
| Diluted net income per share | $ 1.18 | 1.56 | 1.21 |

For the years ended December 31, 2006, 2005 and 2004, options to purchase 6.5 million shares, 2.7 million shares and 2.5 million shares, respectively, were outstanding but not included in the computation of diluted earnings per share because they were antidilutive.

## 20. Shareholder Rights Plan

The Corporation had in effect a shareholder rights plan ("Plan"). On July 18, 2006, the Shareholder Rights Agreement dated October 21, 1993, between the Corporation and FirstMerit Bank, N.A., as amended and restated on May 20, 1998, expired by its terms. The Plan provided that each share of Common Stock had one right attached ("Right"). Under the Plan, subject to certain conditions, the Rights would have been distributed after either of the following events: (1) a person acquires 10% or more of the Common Stock of the Corporation, or (2) the commencement of a tender offer that would result in a change in the ownership of 10% or more of the Common Stock. After such an event, each Right would have entitled the holder to purchase shares of Series A Preferred Stock of the Corporation. Subject to certain conditions, the Corporation could have redeemed the Rights for $0.01 per Right.

## 21. Regulatory Matters

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to quantitative judgments by regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of December 31, 2006, the Corporation meets all capital adequacy requirements to which it is subject. The capital terms used in this note to the consolidated financial statements are defined in the regulations as well as in the "Capital Resources" section of Management's Discussion and Analysis of financial condition and results of operations.

As of year-end 2006, the most recent notification from the Office of the Comptroller of the Currency ("OCC") categorized FirstMerit Bank ("Bank") as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. In management's opinion, there are no conditions or events since the OCC's notification that have changed the Bank's categorization as "well capitalized."

**Consolidated**

| | Actual | | | Adequately Capitalized: | | | Well Capitalized: | | |
|---|---|---|---|---|---|---|---|---|---|
| As of December 31, 2006 | Amount | Ratio | | Amount | Ratio | | Amount | | Ratio |
| Total Capital (to Risk Weighted Assets) | $993,716 | 12.44% | > | $639,275 | 8.00% | > | $799,093 | > | 10.00% |
| Tier I Capital (to Risk Weighted Assets) | 804,959 | 10.07% | > | 319,637 | 4.00% | > | 479,456 | > | 6.00% |
| Tier I Capital (to Average Assets) | 804,959 | 7.95% | > | 405,225 | 4.00% | > | 506,532 | > | 5.00% |

**Bank Only**

| | Actual | | | Adequately Capitalized: | | | Well Capitalized: | | |
|---|---|---|---|---|---|---|---|---|---|
| As of December 31, 2006 | Amount | Ratio | | Amount | Ratio | | Amount | | Ratio |
| Total Capital (to Risk Weighted Assets) | $936,720 | 11.74% | > | $638,213 | 8.00% | > | $797,767 | > | 10.00% |
| Tier I Capital (to Risk Weighted Assets) | 750,912 | 9.41% | > | 319,107 | 4.00% | > | 478,660 | > | 6.00% |
| Tier I Capital (to Average Assets) | 750,912 | 7.42% | > | 404,690 | 4.00% | > | 505,863 | > | 5.00% |

## 22. Subsequent Events (Unaudited)

On February 15, 2007, the Board of Directors of the Corporation adopted certain revisions to the Corporate Governance Guidelines of the Corporation. Included among the revisions are: (i) a majority vote policy for the election of directors which includes resignation policy for any director nominee if a majority of votes are withheld in the director's election, (ii) a shareholder rights plan policy under which the Corporation will seek shareholder approval within twelve months of any future Rights Plan adopted by the Board of Directors with a stated term longer than 12 months, and (iii) a revised director retirement age policy with an increase in the suggested retirement from age 70 to age 72.

## 23. Quarterly Financial Data (Unaudited)

Quarterly financial and per share data for the years ended 2006 and 2005 are summarized *as follows:*

| | | Quarters | | | |
|---|---|---|---|---|---|
| | | First | Second | Third | Fourth |
| Total interest income | 2006 | $143,072 | 148,270 | 155,021 | 157,478 |
| | 2005 | $127,841 | 133,777 | 137,869 | 141,959 |
| Net interest income | 2006 | $ 85,973 | 85,730 | 85,087 | 83,583 |
| | 2005 | $ 86,010 | 87,777 | 87,706 | 87,502 |
| Provision for loan losses | 2006 | $ 6,106 | 13,159 | 12,612 | 44,235 |
| | 2005 | $ 11,614 | 5,972 | 9,974 | 16,260 |
| Net income | 2006 | $ 29,964 | 27,661 | 31,204 | 6,117 |
| | 2005 | $ 30,088 | 36,145 | 36,594 | 27,656 |
| Net income per basic share | 2006 | $ 0.37 | 0.35 | 0.39 | 0.07 |
| | 2005 | $ 0.36 | 0.43 | 0.44 | 0.33 |
| Net income per diluted share | 2006 | $ 0.37 | 0.35 | 0.39 | 0.07 |
| | 2005 | $ 0.36 | 0.43 | 0.43 | 0.34 |

## MANAGEMENT'S REPORT OF INTERNAL CONTROL OVER FINANCIAL REPORTING

FirstMerit Corporation is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements and related notes included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with accounting principles generally accepted in the United States necessarily include some amounts that are based on Management's best estimates and judgments. The Management of FirstMerit Corporation is responsible for establishing and maintaining adequate internal controls over financial reporting that are designed to produce reliable financial statements in conformity with accounting principles generally accepted in the United States of America. FirstMerit Corporation's system of internal control over financial reporting contains self-monitoring mechanisms, and compliance is tested and evaluated through internal audits. Our internal auditors monitor the operation of the internal control system and report findings and recommendations to management and the Audit Committee of the Board of Directors. Actions are taken to correct potential deficiencies as they are identified. The Audit Committee, consisting entirely of directors who are independent under the listing standards of the Nasdaq Stock Market, meets with management, the internal auditors and the independent registered public accounting firm, reviews audit plans and results, and reviews management's actions in discharging its responsibilities for accounting, financial reporting and internal controls.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed FirstMerit Corporation's system of internal control over financial reporting as of December 31, 2006, in relation to criteria for effective internal control over financial reporting as described in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on this assessment, Management concludes that, as of December 31, 2006, its system of internal control over financial reporting met those criteria and was effective.

Our management's assessment of the effectiveness of FirstMerit Corporation's internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public account firm, as stated in their report which appears herein.

PAUL G. GRIEG
Chairman and Chief
Executive Officer

TERRENCE E. BICHSEL
Executive Vice President and
Chief Financial Officer

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
FirstMerit Corporation

We have completed integrated audits of FirstMerit Corporation's consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of FirstMerit Corporation and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 13 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 123(R) — *Share Based Payments* (SFAS 123R) on January 1, 2006 using the modified prospective application method.

As discussed in Note 12 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 158 — *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)* (SFAS 158) at December 31, 2006 using the required prospective application method.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Columbus, Ohio
February 28, 2007

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 3, 2006, the Audit Committee of the Board of Directors of the Corporation approved the engagement of Ernst & Young LLP ("E&Y") as the Corporation's independent registered public accounting firm for the fiscal year ending December 31, 2007, and dismissed PricewaterhouseCoopers LLC ("PwC") as the independent registered public accounting firm of the Company on November 3, 2006. PwC's dismissal became final upon completion of its procedures on the Corporation's financial statements as of and for the fiscal year ending December 31, 2006, and the Form 10-K for the year ending December 31, 2006 on February 28, 2007 (the "Date of Dismissal").

The reports of PwC on the Corporation's financial statements for the years ended December 31, 2006 and 2005 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended December 31, 2006 and 2005, and through the Date of Dismissal of PwC, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on the Corporations's financial statements for such years. During the years ended December 31, 2006 and 2005, and through the date of dismissal of PwC, there were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K) with respect to the Corporation.

The Corporation requested PwC to furnish a letter addressed to the Securities and Exchange Commission (the "Commission") stating whether or not it agrees with the above statements. A copy of such letter was filed as Exhibit 16.1 to the Current Report on Form 8-K filed by the Corporation with the Commission on November 7, 2006.

During the years ended December 31, 2006 and 2005, and through the Date of Dismissal, the Corporation did not consult E&Y regarding the application of accounting principles to a specified transaction, either completed or proposed, the type of audit opinion that might be rendered on the Corporation's financial statements or any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) and the related instructions to Item 304 of Regulation S-K) or a reportable event (as defined in Item 304(a)(1)(v) of Regulation S-K).

## ITEM 9A. CONTROLS AND PROCEDURES

FirstMerit Corporation's Management is responsible for establishing and maintaining effective disclosure controls and procedures, as defined under Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. As of December 31, 2006, an evaluation was performed under the supervision and with the participation of Management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Corporation's disclosure controls and procedures. Based on that evaluation, management concluded that disclosure controls and procedures as of December 31, 2006 were effective in ensuring material information required to be disclosed in this Annual Report on Form 10-K was recorded, processed, summarized, and reported on a timely basis. Additionally, there were no changes in the Corporation's internal control over financial reporting.

Management's responsibilities related to establishing and maintaining effective disclosure controls and procedures include maintaining effective internal controls over financial reporting that are designed to produce reliable financial statements in accordance with accounting principles generally accepted in the United States of America. As disclosed in the Report on Management's Assessment of Internal Control Over Financial Reporting on pages 82 of this Annual Report, Management assessed the Corporation's system of internal control over financial reporting as of December 31, 2006 and 2005, in relation to criteria for effective internal control over financial reporting as described in "Internal Control — Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, Management believes that, as of December 31, 2006, its system of internal control over financial reporting met those criteria and is effective.

There have been no significant changes in the Corporation's internal controls or in other factors that could significantly affect internal controls subsequent to December 31, 2006.

## ITEM 9B. OTHER INFORMATION

Not Applicable.

## PART III

### ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

For information about the Directors of FirstMerit, see "Elections of Directors" on pages 7 through 9 of FirstMerit's Proxy Statement dated March 14, 2007 (the "Proxy Statement"), which is incorporated herein by reference.

FirstMerit has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that covers all employees, including its principal executive, financial and accounting officers, and is posted on FirstMerit's website www.firstmerit.com. In the event of any amendment to, or a waiver from, a provision of the Code of Ethics that applies to its principal executive, financial or accounting officers, FirstMerit intends to disclose such amendment or waiver on its website.

The Board of Directors has determined that it has two "audit committee financial experts" serving on its Audit Committee. Information regarding the Audit Committee and the Audit Committee's financial experts is incorporated by reference to the information that appears in the Proxy Statement on page 2 through 4 under the caption "Committees of the Board of Directors."

Information about the Executive Officers of FirstMerit appears in Part I of this report under the caption "Executive Officers of the Registrant."

Disclosure by FirstMerit with respect to compliance with Section 16(a) of the Exchange Act appears on page 6 of the Proxy Statement, and is incorporated herein by reference.

### ITEM 11. EXECUTIVE COMPENSATION

See "Executive Compensation and Other Information" on pages 20 through 34 of the Proxy Statement, which is incorporated herein by reference.

### ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

See "Principal Shareholders" and "Election of Directors" at page 36 and pages 7 through 9, respectively, of the Proxy Statement, which are incorporated herein by reference.

**Equity Compensation Plan Information**

| Plan category | Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities available for grant for Options, Warrants and Rights (c) |
|---|---|---|---|
| Equity Compensation Plans Approved by Security Holders | | | |
| 1992 | 2,000 | $26.00 | — |
| S1993 | 7,326 | 24.14 | — |
| 1996 | 1,859 | 15.15 | — |
| 1997 | 1,354,797 | 26.36 | 27,445 |
| 1997D | 79,200 | 27.54 | 99,200 |
| S1997 | 27,491 | 24.15 | — |
| S1997N | 1,337 | 24.84 | — |
| 1999 | 2,805,175 | 25.09 | 186,552 |
| 2002 | 2,433,274 | 25.09 | 219,417 |
| 2002D | 89,000 | 23.61 | 136,000 |
| 2006 | 381,278 | 24.09 | 2,216,807 |
| 2006D | 36,000 | 23.57 | — |
| Total | 7,218,737 | | 2,885,421 |

**Equity Compensation Plans Not Approved by Security Holders**

None.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See "Certain Relationships and Related Transactions" at pages 22 and 23 of the Proxy Statement, which is incorporated herein by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

*Audit Fees*

The aggregate fees billed for each of the last two fiscal years for the audit of the Corporation's annual financial statements, the review of financial statements included in the Corporation's quarterly reports on Form 10-Q, statutory and subsidiary audits and services provided in connection with regulatory filings during those two years were $1,430,971 in 2006 and $1,328,885 in 2005.

*Audit-Related Fees*

The aggregate fees billed in each of the last two fiscal years for assurance or services reasonably related to the audit and review of financial statements were $18,143 in 2006 and $8,357 in 2005. The 2006 fees primarily related to transaction related support services.

*Tax Fees*

The aggregate fees billed for each of the last two fiscal years for tax compliance, tax advice or tax planning services were $30,209 in 2006 and $47,094 in 2005.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Akron, State of Ohio, on the 28th day of February, 2007.

FIRSTMERIT CORPORATION

By: /s/ Paul G. Greig

Paul G. Greig, Chairman and Chief Executive Officer

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Paul G. Greig

Paul G. Greig
Chairman, Chief Executive Officer and Director
(principal executive officer)

/s/ Terrence E. Bichsel

Terrence E. Bichsel
Executive Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)

/s/ Karen S. Belden*

Karen S. Belden
Director

/s/ R. Cary Blair*

R. Cary Blair
Director

/s/ John C. Blickle*

John C. Blickle
Director

/s/ Robert W. Briggs*

Robert W. Briggs
Director

/s/ Richard Colella*

Richard Colella
Director

/s/ Gina D. France*

Gina D. France
Director

/s/ Terry L. Haines*

Terry L. Haines
Director

/s/ J. Michael Hochschwender*

J. Michael Hochschwender
Director

/s/ Clifford J. Isroff*

Clifford J. Isroff
Director

/s/ Philip A. Lloyd, II*

Philip A. Lloyd, II
Director

/s/ Roger T. Read*

Roger T. Read
Director

/s/ Richard N. Seaman*

Richard N. Seaman
Director

The undersigned, by signing his name hereto, does hereby sign and execute this Annual Report on Form 10-K on behalf of each of the indicated directors of FirstMerit Corporation pursuant to a Power of Attorney executed by each such director and filed with this Annual Report on Form 10-K.

/s/ J. Bret Treier

J. Bret Treier, Attorney-in-Fact

Dated: February 28, 2007

## Exhibit Index

| Exhibit Number | |
|---|---|
| 3.1 | Amended and Restated Articles of Incorporation of FirstMerit Corporation, as amended (incorporated by reference from Exhibit 3.1 to the Form 10-K/A filed by the Registrant on April 29, 1999) |
| 3.2 | Amended and Restated Code of Regulations of FirstMerit Corporation (incorporated by reference from Exhibit 3(b) to the Form 10-K filed by the registrant on April 9, 1998) |
| 4.1 | Instrument of Assumption of Indenture between FirstMerit Corporation and NBD Bank, as Trustee. dated October 23, 1998 regarding FirstMerit Corporation's 6¼% Convertible Subordinated Debentures, due May 1, 2008 (incorporated by reference from Exhibit 4(b) to the Form 10-Q filed by the registrant on November 13, 1998) |
| 4.2 | Supplemental Indenture, dated as of February 12, 1999, between FirstMerit and Firstar Bank Milwaukee, National Association, as Trustee relating to the obligations of the FirstMerit Capital Trust I, fka Signal Capital Trust I (incorporated by reference from Exhibit 4.3 to the Form 10-K filed by the Registrant on March 22, 1999) |
| 4.3 | Indenture dated as of February 13, 1998 between Firstar Bank Milwaukee, National Association, as trustee and Signal Corp (incorporated by reference from Exhibit 4.1 to the Form S-4 No. 333-52581-01, filed by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998) |
| 4.4 | Amended and Restated Declaration of Trust of FirstMerit Capital Trust I, fka Signal Capital Trust I, dated as of February 13, 1998 (incorporated by reference from Exhibit 4.5 to the Form S-4 No. 333-52581-01, filed by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998) |
| 4.5 | Form Capital Security Certificate (incorporated by reference from Exhibit 4.6 to the Form S-4 No. 333-52581-01, filed by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998) |
| 4.6 | Series B Capital Securities Guarantee Agreement (incorporated by reference from Exhibit 4.7 to the Form S-4 No. 333-52581-01, filed by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998) |
| 4.7 | Form of 8.67% Junior Subordinated Deferrable Interest Debenture, Series B (incorporated by reference from Exhibit 4.7 to the Form S-4 No. 333-52581-01, filed by FirstMerit Capital Trust I, fka Signal Capital Trust I, on May 13, 1998) |
| 10.1 | Amended and Restated 1992 Stock Option Program of FirstMerit Corporation (incorporated by reference from Exhibit 10.1 to the Form 10-K filed by the registrant on March 9. 2001)* |
| 10.2 | Amended and Restated 1992 Directors Stock Option Program (incorporated by reference from Exhibit 10.2 to the Form 10-K filed by the registrant on March 9. 2001)* |
| 10.3 | Amended and Restated 1997 Stock Option Plan (incorporated by reference from Exhibit 10.4 to the Form 10-K filed by the registrant on March 9, 2001)* |
| 10.4 | Amended and Restated 1999 Stock Option Plan (incorporated by reference from Exhibit 10.5 to the Form 10-K/A filed by the registrant on April 30, 2001)* |
| 10.5 | Amended and Restated 2002 Stock Plan (incorporated by reference from Exhibit 10.6 to the Form 10-K/A filed by the registrant on April 30, 2004)* |
| 10.6 | 2006 Equity Plan of FirstMerit Corporation (incorporated by reference from Exhibit 10.5 to the Form 10-Q filed by the registrant on August 4, 2006)* |
| 10.7 | Amended and Restated 1987 Stock Option and Incentive Plan (SF) (incorporated by reference from Exhibit 10.6 to the Form 10-K filed by the registrant on March 9, 2001)* |
| 10.8 | Amended and Restated 1996 Stock Option and Incentive Plan (SF) (incorporated by reference from Exhibit 10.7 to the Form 10-K filed by the registrant on March 9, 2001)* |
| 10.9 | Amended and Restated 1994 Stock Option and Incentive Plan (SF) (incorporated by reference from Exhibit 10.8 to the Form 10-K filed by the registrant on March 9, 2001)* |
| 10.10 | Amended and Restated Stock Option and Incentive Plan (SG) (incorporated by reference from Exhibit 10.10 to the Form 10-K filed by the registrant on March 9. 2001)* |
| 10.11 | Non-Employee Director Stock Option Plan (SG) (incorporated by reference from Exhibit 4.3 to the Form S-8/A (No. 333-63797) filed by the registrant on February 12, 1999)* |
| 10.12 | Amended and Restated 1997 Omnibus Incentive Plan (SG) (incorporated by reference from Exhibit 10.12 to the Form 10-K filed by the registrant on March 9, 2001)* |

| Exhibit Number | |
|---|---|
| 10.13 | Amended and Restated 1993 Stock Option Plan (FSB) (incorporated by reference from Exhibit 10.13 to the Form 10-K filed by the registrant on March 9, 2001)* |
| 10.14 | Amended and Restated Executive Deferred Compensation Plan (incorporated by reference from Exhibit 10.14 to the Form 10-K/A filed by the registrant on April 30, 2001)* |
| 10.15 | Amended and Restated Director Deferred Compensation Plan (incorporated by reference from Exhibit 10.15 to the Form 10-K/A filed by the registrant on April 30, 2001)* |
| 10.16 | Executive Supplemental Retirement Plan (incorporated by reference from Exhibit 10.16 to the Form 10-K/A filed by the registrant on April 30, 2002)* |
| 10.17 | Form of Amended and Restated Membership Agreement with respect to the Executive Supplemental Retirement Plan (incorporated by reference from Exhibit 10.39 to the Form 10-K filed by the Registrant on March 22, 1999)* |
| 10.18 | Unfunded Supplemental Benefit Plan (incorporated by reference from Exhibit 10.19 to the Form 10-K filed by the Registrant on March 6, 2003)* |
| 10.19 | First Amendment to the Unfunded Supplemental Benefit Plan (incorporated by reference from Exhibit 10.19 to the Form 10-K/A filed by the registrant on April 30, 2002)* |
| 10.20 | Executive Insurance Program Summary (incorporated by reference from Exhibit 10.20 to the Form 10-K/A filed by the registrant on April 30, 2002)* |
| 10.21 | Long Term Disability Plan (incorporated by reference from Exhibit 10.21 to the Form 10-K/A filed by the registrant on April 30, 2006)* |
| 10.22 | Executive Cash Incentive Plan (incorporated by reference from the Form 8-K filed by the registrant on February 21, 2005)* |
| 10.23 | Director Compensation Agreement (incorporated by reference from Exhibit 10.22 to the Form 10-K filed by the registrant on March 7, 2005)* |
| 10.24 | Transition Agreement with John R. Cochran (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by the registrant on June 21, 2006)* |
| 10.25 | Restricted Stock Award Agreement of John R. Cochran dated April 9, 1997 (incorporated by reference from Exhibit 10.28 to the Form 10-K filed by the registrant on March 6. 2003)* |
| 10.26 | First Amendment to Restricted Stock Award Agreement for John R. Cochran (incorporated by reference from Exhibit 10.29 to the Form 10-K/A filed by the registrant on April 30, 2001)* |
| 10.27 | Amended and Restated SERP Agreement for John R. Cochran (incorporated by reference from Exhibit 10.30 to the Form 10-K/A filed by the registrant on April 30, 2001)* |
| 10.28 | Form of FirstMerit Corporation Change in Control Termination Agreement (incorporated by reference from Exhibit 10.1 to the Form 8-K filed by the registrant on November 5, 2004)* |
| 10.29 | Form of FirstMerit Corporation Displacement Agreement (incorporated by reference from Exhibit 10.2 to the Form 8-K filed by the registrant on November 5, 2004)* |
| 10.30 | Form of Director and Officer Indemnification Agreement and Undertaking (incorporated by reference from Exhibit 10.35 to the Form 10-K/A filed by the registrant on April 30, 2002) |
| 10.31 | Credit Agreement between FirstMerit Corporation and Citibank, N.A. (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by the registrant on December 7, 2006) |
| 10.32 | Distribution Agreement, by and among FirstMerit Bank, N.A. and the Agents, dated July 15, 1999 (incorporated by reference from Exhibit 10.41 to the Form 10-K filed by the registrant on March 10, 2000) |
| 10.33 | Amended and Restated Employment Agreement of David G. Lucht dated December 31, 2004 (incorporated by reference from Exhibit 10.32 to the Form 10-K frilled by the registrant on March 7, 2005)* |
| 10.34 | Restricted Stock Award Agreement of David G. Lucht dated May 16, 2002 (incorporated by reference from Exhibit 10.36 to the Form 10-Q filed by the registrant on August 13, 2002)* |
| 10.35 | Accelerated Share Repurchase Master Confirmation (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by the registrant on January 20, 2006) — FirstMerit Insurance Agency, Inc. |
| 10.36 | Employment Agreement of Paul G. Greig dated May 15, 2006 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by the registrant on May 18, 2006)* |
| 10.37 | Restricted Stock Award Agreement of Paul G. Greig dated May 15, 2006* |

| Exhibit Number | |
|---|---|
| 10.38 | Transition Agreement with George P. Paidas October 25, 2006 (incorporated by reference from Exhibit 99.1 to the Form 8-K filed by the registrant on October 27, 2006)* |
| 10.39 | Retirement Agreement with Robert P. Brecht dated January 12, 2007* |
| 10.40 | Employment Agreement of Terri L. Cable Effective November 1, 2004* |
| 10.41 | Amendment to Employment Agreement of Terri L. Cable Effective November 1, 2005* |
| 21 | Subsidiaries of FirstMerit Corporation |
| 23 | Consent of PricewaterhouseCoopers LLP |
| 24 | Power of Attorney |
| 31.1 | Rule 13a-14(a)/Section 302 Certification of Paul G. Greig, Chairman and Chief Executive Officer of FirstMerit Corporation |
| 31.2 | Rule 13a-14(a)/Section 302 Certification of Terrence E. Bichsel, Executive Vice President and Chief Financial Officer of FirstMerit Corporation |
| 32.1 | Rule 13a-14(b)/Section 906 Certification of Paul G. Greig, Chairman and Chief Executive Officer of FirstMerit Corporation |
| 32.2 | Rule 13a-14(b)/Section 906 Certification of Terrence E. Bichsel, Executive Vice President and Chief Financial Officer of FirstMerit Corporation |

* Indicates management contract or compensatory plan or arrangement

## Corporate Executive Group

PAUL G. GREIG
Chairman, President and CEO

TERRENCE E. BICHSEL
Executive Vice President
Chief Financial Officer

N. JAMES BROCKLEHURST
Senior Vice President

NICHOLAS V. BROWNING
Executive Vice President

TERRI L. CABLE
Executive Vice President

MARK N. DUHAMEL
Executive Vice President
Treasurer

JACK R. GRAVO
Executive Vice President

MARK J. GRESCOVICH
Executive Vice President

DIANA L. HOGG
Executive Vice President

DAVID J. JANUS
Executive Vice President

BRUCE M. KEPHART
Executive Vice President

DONALD H. KINCADE
Senior Vice President

WILLIAM G. LAMB
Executive Vice President

CHRISTOPHER J. MAURER
Executive Vice President

DANIEL K. MCGILL
Executive Vice President

TERRY E. PATTON
Executive Vice President
Corporate Secretary

RONALD H. PAYDO
Executive Vice President

LARRY A. SHOFF
Executive Vice President

JULIE A. ROBBINS
Executive Vice President

SUSAN E. ZAZON
Senior Vice President

## Board of Directors

MS. KAREN S. BELDEN
Ms. Belden, 64, is currently a real estate agent for Prudential DeHoff Realtors. She was elected to the FirstMerit Board of Directors in 1996
Audit Committee
Risk Management Committee

MR. R. CARY BLAIR
Mr. Blair, 67, is the former Chairman and Chief Executive Officer for Westfield Companies. He joined FirstMerit's board in 1996
Executive Committee
Chairman, Compensation Committee

MR. JOHN C. BLICKLE
Mr. Blickle, 56, is the President of Heidman, Inc., dba McDonald's Restaurants. He was elected to the board of FirstMerit in 1989
Chairman, Audit Committee
Corporate Governance & Nominating Committee
Executive Committee
Risk Management Committee

MR. ROBERT W. BRIGGS
Mr. Briggs, 65, is the Chairman Emeritus of the Board of Directors of Buckingham, Doolittle & Burroughs, L.L.P. He joined FirstMerit's Board of Directors in 1996
Risk Management Committee

MR. RICHARD COLELLA
Mr. Colella, 71, is an attorney for Colella & Weir, P.L.L. He was elected to the FirstMerit Board of Directors in 1998
Risk Management Committee

MS. GINA D. FRANCE
Ms. France, 48, is the President of France Strategic Partners, L.L.C. She was appointed to the FirstMerit Board of Directors in 2004
Audit Committee

PAUL G. GREIG
Mr. Greig, 51, is the Chairman, President and Chief Executive Officer of FirstMerit Corporation. He was appointed to the board in 2006
Executive Committee

MR. TERRY L. HAINES
Mr. Haines, 60, is the President and Chief Executive Officer of A. Schulman, Inc. He joined the FirstMerit Board of Directors in 1991
Compensation Committee

MR. J. MICHAEL HOCHSCHWENDER
Mr. Hochschwender, 46, is the President and CEO of The Smithers Group. He was appointed to the FirstMerit Board of Directors in 2005
Compensation Committee
Audit Committee

MR. CLIFFORD J. ISROFF
Mr. Isroff, 70, is the former Chairman of I CORP. He was elected to the Board of Directors in 1981
Chairman, Corporate Governance & Nominating Committee
Chairman, Executive Committee
Compensation Committee
Risk Management Committee

MR. PHILIP A. LLOYD, II, ESQ.
Mr. Lloyd, 60, is an attorney for Vorys, Sater, Seymour and Pease, L.L.P. He joined the FirstMerit Board of Directors in 1988
Chairman, Risk Management Committee

MR. ROGER T. READ
Mr. Read, 65, is the retired Chairman, President and Chief Executive Officer of Harwick Chemical Corporation. He was elected to the FirstMerit Board of Directors in 1992
Executive Committee
Corporate Governance & Nominating Committee

MR. RICHARD N. SEAMAN
Mr. Seaman, 61, is the President and Chief Executive Officer of Seaman Corporation. He became a member of the FirstMerit Board of Directors in 1998
Audit Committee
Compensation Committee

STOCK LISTING
Nasdaq/NMS
Symbol – FMER

STOCK TRANSFER AGENT
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
1-800-937-5449
www.amstock.com

CORPORATE ADDRESS
FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308-1103
330-996-6300
www.firstmerit.com

ANNUAL MEETING
The Annual Meeting of FirstMerit Corporation will be held at 10 a.m. on Wednesday, April 18, 2007, at the J.S. Knight Center, 77 E. Mill Street, Akron, Ohio 44308.

FORM 10-K
The annual report on form 10-K, as required to be filed with the Securities and Exchange Commission, is available without charge either by visiting www.firstmerit.com/investors or upon written request to:

Thomas P. O'Malley
FirstMerit Corporation
III Cascade Plaza
Akron, Ohio 44308-1103

FINANCIAL UPDATES/INFORMATION
To access timely information and complete financial information, visit www.firstmerit.com.

DIVIDEND REINVESTMENT
A plan is available to shareholders whereby they may acquire additio[nal] shares free of commission and fees. For information, please contact:

American Stock Transfer & Trust Co.
59 Maiden Lane
New York, New York 10038
1-800-937-5449
www.amstock.com

FIRSTMERIT®
Corporation

www.firstmerit.com

END